UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Initial Filing)*

SPIRIT AIRLINES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number)

Anthony J. Richmond

Robert W. Phillips

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848577102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Indigo Miramar LLC (I.R.S. Identification No. 20-8834405)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 8,634,839
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 8,634,839
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,634,839
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 848577102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Indigo Florida, L.P. (I.R.S. Identification No. 98-0531276)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 14,222,091
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 14,222,091
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,222,091
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 848577102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William A. Franke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 22,856,930 **
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 22,856,930**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,856,930**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.5%
14.	Type of Reporting Person (See Instructions) IN

**	Solely in Mr. Franke’s capacity as managing member of an LLC that is the ultimate general partner of Indigo Florida, L.P. and manager of an LLC that is the manager of Indigo Miramar LLC. Mr. Franke disclaims beneficial ownership of the Shares owned by the Indigo Miramar LLC and Indigo Florida, L.P. except to the extent of any pecuniary interest therein, and disclaims membership in a “group” with Indigo Miramar LLC and Indigo Florida, L.P.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.0001 par value per share (each a “Share” and collectively, the “Shares”), of Spirit Airlines, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 2800 Executive Way, Miramar, Florida 33025.

Item 2.	Identity and Background

(a), (b), (c) This statement is filed by (i) Indigo Miramar LLC, a Delaware limited liability company (“Indigo Miramar”), (ii) Indigo Florida, L.P., a Cayman Islands exempt limited partnership (“Indigo Florida”), and (iii) William A. Franke (“Mr. Franke,” and together with Indigo Miramar and Indigo Florida, the “Reporting Persons”). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

The names of each general partner and each person controlling such general partner of the Reporting Persons (if applicable)(the “Related Persons”) are set forth on Schedule A attached hereto. The address of the principal business and principal office of each of the Reporting Persons and the Related Persons is c/o Indigo Partners LLC, 2525 E. Camelback Road, Suite 800, Phoenix, Arizona 85016.

Mr. Franke is the Managing Partner of Indigo Partners LLC, a private equity fund focused on investments in the air transportation industry with a principal business address of 2525 E. Camelback Road, Suite 800, Phoenix, Arizona 85016. None of Indigo Miramar, Indigo Florida and the Related Persons has significant independent business operations and each of them is an investment entity affiliated with and managed by Indigo Partners LLC.

(d), (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Related Persons, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Franke is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On July 13, 2006, the Issuer, Indigo Miramar, Indigo Florida and certain investment funds managed by Oaktree Capital Management, L.P., which at such time beneficially owned certain capital stock and secured promissory notes of the Issuer (collectively with any other affiliated investment funds to which capital stock or debt of the Issuer may subsequently have been transferred, the “Oaktree Funds”), entered into that certain Second Amended and Restated Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, Indigo Florida agreed to purchase from the Issuer $28.0 million in secured promissory notes, 5,182,212 shares of Class A Common Stock of the Issuer (the “Class A Common”) and 4,151,103 shares of Class B Common Stock of the Issuer (the “Class B Common”), and Indigo Miramar agreed to purchase from the Issuer $17.0 million in secured promissory notes and 5,666,655 shares of Class A Common. Pursuant to certain funding provisions of the Purchase Agreement, on December 12, 2008, the parties amended the Purchase Agreement, pursuant to which Indigo Miramar and Indigo Florida purchased an additional aggregate $2.7 million in secured promissory notes from the Issuer. The source of funds was investment capital available to such entities.

On September 17, 2010, the Issuer, Indigo Miramar, Indigo Florida and certain investment funds managed by Oaktree Capital Management, L.P., which at such time beneficially owned certain capital stock and secured promissory notes of the Issuer (collectively with any other affiliated investment funds to which capital stock or debt of the Issuer may subsequently have been transferred, the “Oaktree Funds”), Jacob Schorr, Julianne B. Schorr, The David B. Schorr Trust U/T/A dated December 31, 1977, The Dina L. Schorr Trust U/T/A dated July 1, 1980, The

Elliott A. Schorr Trust U/T/A dated December 31, 1977, The Raphael A. Schorr Trust U/T/A Dated December 31, 1977, Taurus Investment Partners LLC, Edward Homfeld, Homfeld II, LLC, Mark Kahan 2005 Irrevocable Trust F/B/O Eliyahu Moshe Kahan and Mark Kahan entered into a Recapitalization Agreement (as amended, the “Recapitalization Agreement”, a copy of which is attached hereto as Exhibit 2), which provided for the recapitalization of the Issuer upon closing of an initial public offering of the Issuer’s Common Stock (the “IPO”). Pursuant to the Recapitalization Agreement, the Issuer agreed to use the net proceeds to, among other things, repay indebtedness and accrued interest thereon, and to exchange for Common Stock (at the price per share equal to the public offering price per share in the IPO) any indebtedness of the Issuer held by Indigo Florida and Indigo Miramar that remained outstanding after the application of such net proceeds.

On June 1, 2011, the Issuer amended its certificate of incorporation, pursuant to which each share of Class A Common and each share of Class B Common was reclassified as one Share. Thereafter, the Issuer consummated the IPO, and issued 15,600,000 Shares. Pursuant to the Recapitalization Agreement, in connection with the consummation of the IPO the Issuer issued an aggregate 7,856,960 Shares to Indigo Miramar and Indigo Florida in exchange for the cancellation of an aggregate $94.3 million in outstanding secured promissory notes held by them (including accrued and unpaid interest). As a result, following the IPO and the transactions contemplated by the Recapitalization Agreement, Indigo Miramar and Indigo Florida held an aggregate of 22,856,930 Shares.

In connection with the IPO, Indigo Florida and Indigo Miramar have agreed to sell an aggregate of up to 206,667 shares of Common Stock pursuant to the exercise (if any) of the overallotment option in the underwritten offering discussed in the registration statement on Form S-1 (File No. 333-169474) filed by the Issuer with the Securities and Exchange Commission on September 17, 2010 (as amended, the “Registration Statement”).

Item 4.	Purpose of Transaction

(a), (c) As described in Item 3 above, the shares of the Class A Common and Class B Common held by the Reporting Persons prior to the IPO were held for investment purposes. The Reporting Persons currently intend to hold their Shares for investment purposes subject to the next paragraph.

The Reporting Persons continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Reporting Persons or by other funds of which any of the Reporting Persons serve as the general partner and/or manager or whether the Reporting Persons or any such other funds will dispose of shares of the Issuer’s Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise, or distributed in kind to holders of beneficial interests in the Reporting Persons. In addition to the foregoing, Indigo Florida and Indigo Miramar may sell shares of Common Stock pursuant to the underwritten offering discussed in the Registration Statement upon the exercise by the IPO’s underwriters of their overallotment option.

The Reporting Persons are subject to certain restrictions on the voting and transfer of their Shares as described under “Stockholder Agreement” and “Lock-Up Agreement” in Item 6. In addition, pursuant to that certain Underwriting Agreement, dated as of May 25, 2011(the “Underwriting Agreement”), by and among the Issuer, Indigo Miramar, Indigo Florida, the Oaktree Funds and each of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters of the IPO (together, the “Underwriters”), the Underwriters may exercise an option to purchase up to an additional aggregate 206,667 Shares from Indigo Miramar and Indigo Florida, provided that, pursuant to the Recapitalization Agreement, the Underwriters shall have first purchased $25.6 million in gross proceeds of Shares from one of the Oaktree Funds. Furthermore, to the extent that the Underwriters exercise such over-allotment option, the Recapitalization Agreement provides that Indigo Miramar and Indigo Florida, on one hand, and one of the Oaktree Funds, on the other hand, will have the right, subject to certain limitations, to sell Shares in a registered offering equal to the difference between $5.0 million and $25.6 million, respectively, and the gross proceeds that Indigo Miramar and Indigo Florida, on one hand, and such Oaktree Fund, on the other hand, receive in such over-allotment sale. A copy of the Underwriting Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

(b)	Not applicable.

(d)	See Item 6 below with respect to the Stockholders Agreement.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Except as otherwise disclosed herein, the Reporting Persons currently have no present plans or intentions which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters. In particular, Mr. Franke is also a member of the board of directors of the Issuer. As a director, Mr. Franke may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b) To the knowledge of the Reporting Persons, as of June 1, 2011, there were 72,492,756 Shares issued and outstanding. Indigo Miramar and Indigo Florida, comprising a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934 and for purposes of qualifying the Issuer as a “controlled company” pursuant to the rules of the NASDAQ Stock Market LLC, beneficially own in the aggregate 22,856,930 Shares, comprised of 8,634,839 Shares beneficially owned by Indigo Miramar and 14,222,091 Shares beneficially owned by Indigo Florida. Indigo Miramar beneficially owns 11.9 percent, and Indigo Florida beneficially owns 19.6 percent, of the total outstanding Shares. Indigo Pacific Partners LLC is the sole member of Indigo Pacific Capital LLC, which is the general partner of Indigo Pacific Management LP, which is the general partner of Indigo Florida. Indigo Management LLC is the manager of Indigo Miramar. Mr. Franke, a member of the Issuer’s board of directors, is the managing member of Indigo Pacific Partners LLC and the manager of Indigo Management LLC and shares voting and dispositive power over the shares held by Indigo Florida and Indigo Miramar. Mr. Franke disclaims beneficial ownership of the Shares owned by Indigo Miramar and Indigo Florida except to the extent of any pecuniary interest therein, and disclaims membership in a “group” with Indigo Miramar and Indigo Florida. Nothing herein shall constitute an admission that any of the executive officers and directors of the Reporting Persons beneficially owns any Shares, and the executive officers and directors of the Reporting Persons disclaim beneficial ownership of any Shares except to the extent of any pecuniary interest therein.

In addition, certain of the Oaktree Funds, which also comprise a “group” with Indigo Miramar and Indigo Florida as a result of the Stockholders Agreement described in Item 6 below, own in the aggregate 29,402,848 Shares. The Oaktree Funds beneficially own in the aggregate approximately 40.6% percent of the total outstanding Shares.

The holder of each Share is entitled to one vote with respect to such Share on all matters submitted to a vote of the Issuer’s stockholders, including the election of directors.

(c) Other than the transactions described in Item 3, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the executive officers and directors of the Reporting Persons, has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d) Each of Indigo Florida and Indigo Miramar is an investment entity ultimately controlled by an entity under the control of Mr. Franke, but in respect of which certain other investors hold passive investment interests. No other person is known to have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons and identified herein with respect to more than five percent of the common stock of the Issuer, except, with respect to Indigo Florida, limited partnership interests in Indigo Pacific Partners, L.P. owned by Havelock Fund Investments Pte. Ltd, and with respect to Indigo Miramar, membership interests owned by Nilchii, Inc.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the executive officers and directors of the Reporting Persons and between such persons and any person with respect to any securities of the Company other than the following:

Stockholders Agreement

Indigo Miramar and Indigo Florida entered into a Stockholders Agreement as of June 1, 2011 (the “Stockholders Agreement”), with certain of the Oaktree Funds and the Issuer, which provides for certain matters pertaining to the election of the Issuer’s board of directors. Pursuant to the Stockholders Agreement, each of Indigo Miramar, Indigo Florida and the Oaktree Funds parties thereto agrees to vote all Shares held by them so as to cause the election of such directors to the Issuer’s board of directors as are designated by each of (i) Indigo Miramar, (ii) Indigo Florida and (iii) certain of the Oaktree Funds acting together, in proportion to the ratio of the Shares held by each of Indigo Miramar, Indigo Florida and all of the Oaktree Funds in the aggregate, respectively, to the total Shares held by all of the Reporting Persons and the Oaktree Funds.

The Stockholders Agreement will terminate when the aggregate ownership of the Issuer’s capital stock entitled to vote for the election of the Issuer’s directors by Indigo Miramar, Indigo Florida and the Oaktree Funds falls below a majority of the outstanding capital stock entitled to so vote. A copy of the Stockholders Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

Investor Rights Agreement

Pursuant to that certain Second Amended and Restated Investor Rights Agreement, dated as of July 13, 2006 and as amended by that certain Amendment dated as of July 20, 2010 and that certain Second Amendment dated as of February 1, 2011 and that certain Third Amendment dated as of May 25, 2011, by and among the Issuer, Indigo Miramar, Indigo Florida, certain of the Oaktree Funds and certain other investors of the Issuer named therein (the “Investor Rights Agreement”), the Issuer granted to each of Indigo Miramar, Indigo Florida and their respective transferees certain “long-form” (Form S-1) demand, “short-form” (Form S-3) demand and “piggyback” registration rights, subject to lock-up arrangements. A copy of the Investor Rights Agreement is attached hereto as Exhibit 5 and incorporated herein by reference.

Recapitalization Agreement

Furthermore, to the extent that the Underwriters exercise their option to purchase over-allotment Shares from Indigo Miramar, Indigo Florida and the Oaktree Funds, the Recapitalization Agreement provides that Indigo Miramar and Indigo Florida, on one hand, and the Oaktree Funds, on the other hand, will have the right, subject to certain limitations, to sell Shares in a registered offering equal to the difference between $5.0 million and $25.6 million, respectively, and the gross proceeds that Indigo Miramar and Indigo Florida, on one hand, and the Oaktree Funds, on the other hand, receives in such over-allotment sale.

Lock-Up Agreement

Each of the Reporting Persons has entered into a Lock-Up Agreement with the Underwriters for a period of 180 days from May 25, 2011 (each, a “Lock-Up Agreement”). Pursuant to the Lock-Up Agreements, each of the Reporting Persons will not, without the prior written consent of the Underwriters and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of any shares of capital stock of the Issuer or any securities convertible into, or exercisable or exchangeable for, such capital stock. A form of the Lock-Up Agreement is attached hereto as Exhibit 6 and incorporated herein by reference.

See also Item 3 above.

Except as described above, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Related Persons, have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit 1:	Joint Filing Agreement, dated June 11, 2011, by and among Indigo Miramar LLC, Indigo Management LLC, Indigo Florida, L.P., Indigo Pacific Management LP, Indigo Pacific Capital LLC and Indigo Pacific Partners LLC.

Exhibit 2:	Recapitalization Agreement, dated as of September 17, 2010, and Amendment No. 1 to Recapitalization Agreement, dated as of May 25, 2011, by and among Spirit Airlines, Inc., POF Spirit Foreign Holdings, LLC, OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, Highfields Capital I LP, Highfields Capital II LP; SAHC Holdings LLC, Indigo Florida L.P., Indigo Miramar LLC, Indigo Partners LLC, Jacob Schorr, Julianne B. Schorr, The David B. Schorr Trust U/T/A dated December 31, 1977, The Dina L. Schorr Trust U/T/A dated July 1, 1980, The Elliott A. Schorr Trust U/T/A dated December 31, 1977, The Raphael A. Schorr Trust U/T/A dated December 31, 1977, Taurus Investment Partners LLC, Selvin Passen, Nevada Spirit, LLC, and Mark Kahan.

Exhibit 3:	Underwriting Agreement, dated as of May 25, 2011, among Spirit Airlines, Inc., Citigroup Global Markets Inc and Morgan Stanley & Co. Incorporated as representatives of the underwriters, and the selling stockholders named on Schedule II thereto.

Exhibit 4:	Stockholders Agreement, dated as of June 1, 2011, by and among Spirit Airlines, Inc., OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., POF Spirit Foreign Holdings, LLC, Indigo Miramar LLC and Indigo Florida, L.P.

Exhibit 5:	Second Amended and Restated Investor Rights Agreement, dated as of July 13, 2006, Amendment to Second Amended and Restated Investor Rights Agreement, dated as of July 20, 2010, Second Amendment to Second Amended and Restated Investor Rights Agreement, dated as of February 1, 2011, and Third Amendment to Second Amended and Restated Investor Rights Agreement, dated as of May 25, 2011, by and among Spirit Airlines, Inc., Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., POF Spirit Foreign Holdings, LLC, and certain other investors named therein.

Exhibit 6:	Form of Lock-Up Agreement, executed in connection with the IPO, by and among Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, and each of Indigo Miramar LLC, Indigo Florida, L.P. and William A. Franke

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 11, 2011	Indigo Miramar LLC
	By:	Indigo Management LLC, its manager

	By:	/s/ William A. Franke
	Name:	William A. Franke
	Title:	Manager

Date: June 11, 2011	Indigo Florida, L.P.
	By:	Indigo Pacific Management LP, its general partner

	By:	Indigo Pacific Capital LLC, its general partner

	By:	Indigo Pacific Partners LLC, its sole member

	By:	/s/ William A. Franke
	Name:	William A. Franke
	Title:	Managing Member

Date: June 11, 2011	William A. Franke

/s/ William A. Franke

Schedule A

Name and jurisdictions of organization of members and partners and controlling persons of members and partners of Indigo Florida

Partners and Persons Controlling Partners of Indigo Florida

Name	Jurisdiction of Organization
Indigo Pacific Management LP	Cayman Islands
Indigo Pacific Capital LLC	Delaware
Indigo Pacific Partners LLC	Delaware
William A. Franke	Not applicable

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: June 11, 2011	Indigo Miramar LLC

	By:	Indigo Management LLC, its manager

	By:	/s/ William A. Franke
	Name:	William A. Franke
	Title:	Manager

Date: June 11, 2011	Indigo Florida, L.P.

	By:	Indigo Pacific Management LP, its general partner

	By:	Indigo Pacific Capital LLC, its general partner

	By:	Indigo Pacific Partners LLC, its sole member

	By:	/s/ William A. Franke
	Name:	William A. Franke
	Title:	Managing Member

Date: June 11, 2011	William Franke

/s/ William A. Franke

EXHIBIT 2

RECAPITALIZATION AGREEMENT

by and among

SPIRIT AIRLINES, INC.,

POF SPIRIT FOREIGN HOLDINGS,

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

OCM SPIRIT HOLDINGS, LLC,

OCM SPIRIT HOLDINGS II, LLC,

OCM SPIRIT HOLDINGS III, LLC,

OCM SPIRIT HOLDINGS III-A, LLC,

INDIGO FLORIDA L.P.,

INDIGO MIRAMAR LLC,

INDIGO PARTNERS LLC,

JACOB SCHORR,

JULIANNE B. SCHORR,

THE DAVID B. SCHORR TRUST U/T/A DATED DECEMBER 31, 1977,

THE DINA L. SCHORR TRUST U/T/A DATED JULY 1, 1980,

THE ELLIOTT A. SCHORR TRUST U/T/A DATED DECEMBER 31, 1977,

THE RAPHAEL A. SCHORR TRUST U/T/A DATED DECEMBER 31, 1977,

TAURUS INVESTMENT PARTNERS LLC,

EDWARD HOMFELD,

HOMFELD II, LLC,

MARK KAHAN 2005 IRREVOCABLE TRUST F/B/O ELIYAHU MOSHE KAHAN

AND

MARK KAHAN

Dated as of September 17, 2010

– i –

RECAPITALIZATION AGREEMENT

THIS RECAPITALIZATION AGREEMENT (this “Agreement”) is dated as of September 17, 2010, and is being entered into by and among Spirit Airlines, Inc., a Delaware corporation (the “Company”); POF Spirit Foreign Holdings, LLC, a Delaware limited liability company (“POF Spirit”); OCM Spirit Holdings, LLC, a Delaware limited liability company (“Holdings”); OCM Spirit Holdings II, LLC, a Delaware limited liability company (“Holdings II”); OCM Principal Opportunities Fund II, L.P., a Delaware limited partnership (“POF II”); OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“POF III”); OCM Spirit Holdings III, LLC, a Delaware limited liability company (“Holdings III”); OCM Spirit Holdings III-A, LLC, a Delaware limited liability company (“Holdings III-A”); Indigo Florida L.P., a Cayman Islands exempt limited partnership, Indigo Miramar LLC, a Delaware limited liability company and Indigo Partners LLC, a Delaware limited liability company (collectively, the “Indigo Equityholders”); Jacob Schorr, Julianne B. Schorr, The David B. Schorr Trust U/T/A dated December 31, 1977, The Dina L. Schorr Trust U/T/A dated July 1, 1980, The Elliott A. Schorr Trust U/T/A dated December 31, 1977, and The Raphael A. Schorr Trust U/T/A dated December 31, 1977 (collectively, the “Schorr Family”), Taurus Investment Partners LLC, an Alaskan limited liability company (“Taurus” and together with the Schorr Family the “Schorr Parties”), Edward Homfeld and Homfeld II, LLC (collectively, the “Homfeld Parties”), Mark Kahan 2005 Irrevocable Trust f/b/o Eliyahu Moshe Kahan and Mark Kahan.

RECITALS

WHEREAS, the Company has issued (i) Pari Passu Notes in an aggregate principal amount of $2,772,117 to certain of the Equityholders as set forth on Exhibit A attached hereto; (ii) Subordinated Notes in an aggregate principal amount of $10,905,792 to certain of the Equityholders as set forth on Exhibit B attached hereto; (iii) Tranche A Notes in an aggregate principal amount of $66,682,548 to certain of the Equityholders as set forth on Exhibit C attached hereto; (iv) Tranche B Notes in an aggregate principal amount of $60,000,000 to certain of the Equityholders as set forth on Exhibit D attached hereto and (v) Short Term Notes in an aggregate principal amount of approximately $5,000,000 to certain of the Equityholders as set forth on Exhibit E attached hereto.

WHEREAS, Holdings and POF Spirit own an aggregate of 100,000 shares of Class A Preferred Stock, which shares accrue dividends on a daily basis at a rate of 5% per annum, and Edward Homfeld, Mark Kahan and Taurus own an aggregate of 2,850 shares of Class B Preferred Stock, which shares accrue dividends on a daily basis at a rate of 17% per annum, each subject to the terms of the Certificate of Incorporation.

WHEREAS, the payment of the principal amounts of any Notes and any accrued and unpaid interest thereon, or the redemption of any shares of Class A Preferred Stock or Class B Preferred Stock, is expressly subordinated to the Company’s obligations to Goldman Sachs pursuant to the Intercreditor Agreement and Reimbursement Agreement (the “Goldman Obligations”).

WHEREAS, in connection with and in order to facilitate an Initial Public Offering, and subject to any filings required by the HSR Act, and the related expiration or early termination of any required waiting period thereunder, the parties hereto wish to recapitalize the Company’s debt and equity securities such that (i) the Company pays all underwriter commissions and transactions expenses incurred in connection with the Initial Public Offering; (ii) Indigo Partners LLC receives Net Proceeds from the Initial Public Offering in an amount equal to $1,600,000 and terminates the Professional Services Agreement; (iii) certain of the Individual Equityholders receive Net Proceeds from the Initial Public Offering in an aggregate amount equal to $450,000; (iv) the Company retains Net Proceeds from the Initial Public Offering in an amount equal to $150,000,000, or a lesser amount as determined by the Board of Directors of the Company; (v) the remaining Net Proceeds of the Initial Public Offering are used by the Company to pay the outstanding principal amounts of the Short Term Notes, Tranche A Notes and Tranche B Notes and all accrued and unpaid interest thereon, with such accrued and unpaid interest being paid prior to the payment of any principal amounts, and to redeem certain outstanding shares of Preferred Stock in accordance with the Company’s Certificate of Incorporation; (vi) the principal amounts of all Notes and the accrued and unpaid interest thereon that will not be paid with the Net Proceeds of the Initial Public Offering, and all outstanding shares of Preferred Stock that will not be redeemed with the Net Proceeds of the Initial Public Offering, shall be exchanged for shares of Common Stock at the price per share equal to the public offering price per share in the Initial Public Offering (the “Offering Price”) and (vii) each share of Class B Common Stock shall be exchanged for one share of Common Stock or another non-voting security, which shall be convertible into Common Stock on a share-for-share basis at the election of the holder, as set forth herein; provided, that, if the Company has not paid all of the guarantee fees and other amounts owing to certain of the Equityholders pursuant to the Guarantee Fee Letter Agreement (the “Guarantee Fees”), then Net Proceeds from the Initial Public Offering shall be used to pay such Guarantee Fees prior to any payment in respect of any outstanding principal amounts of the Notes and all accrued and unpaid interest thereon or redemption of any outstanding shares of Class A Preferred Stock.

WHEREAS, in connection with the recapitalization, the Company, the Oaktree Equityholders and the Indigo Equityholders have agreed to amend the Investor Rights Agreement to (i) provide that Holdings II and the Indigo Equityholders shall have the right to sell shares of Capital Stock in the Initial Public Offering solely and to the extent that the underwriters of the Initial Public Offering exercise their overallotment option to purchase additional shares of Common Stock (the “Overallotment Option”) and (ii) amend the priority of the sale of shares of Capital Stock by the Oaktree Equityholders and the Indigo Equityholders with respect to registered offerings following the expiration or waiver of any lock-up periods applicable to the Initial Public Offering.

WHEREAS, if approved by the Board of Directors of the Company, immediately prior to the closing of the Initial Public Offering, the Company will enter into a tax receivable agreement and thereby distribute to each holder of Common Stock the right to receive such stockholders’ pro rata share of certain future payments related to the Company’s net operating loss, deferred interest deductions, and certain tax credits for federal income tax purposes (the “Tax Receivable Agreement”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound by the terms hereof, hereby as follows:

SECTION 1

DEFINITIONS

Section 1.1 Defined Terms. As used in this Agreement, each capitalized term has the meaning ascribed to it in this Section 1.1:

“Agreement” has the meaning ascribed to such term in the preamble hereto, as amended from time to time.

“Business” shall mean the business of the Company and its Subsidiaries as currently conducted.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to remain closed.

“Capital Stock” means the Common Stock, Class B Common Stock or Preferred Stock of the Company.

“Certificate of Incorporation” means the Third Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware, as amended to date.

“Class B Common Stock” means the Class B Common Stock of the Company, par value $0.0001 per share.

“Class A Preferred Stock” means the Class A Preferred Stock of the Company, par value $0.0001 per share.

“Class B Preferred Stock” means the Class B Preferred Stock of the Company, par value $0.0001 per share.

“Common Stock” means the Class A Common Stock, par value $0.0001 per share, of the Company, or any successor shares into which such Common Stock is exchanged or reclassified.

“Company” has the meaning ascribed to such term in the preamble hereto.

“Company Proceeds” has the meaning ascribed to such term in Section 2.4.

“Entity” has the meaning ascribed to such term in Exhibit F.

“Equityholders” mean, collectively, the Oaktree Equityholders, the Indigo Equityholders, the Schorr Parties, the Homfeld Parties, Mark Kahan 2005 Irrevocable Trust f/b/o Eliyahu Moshe Kahan and Mark Kahan.

“Exchange Act” has the meaning ascribed to such term in Exhibit F.

“Goldman Sachs” means Goldman Sachs Credit Partners L.P., a Bermuda limited partnership.

“Goldman Obligations” has the meaning ascribed to such term in the recitals.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Governmental Requirement” shall mean any law, statute, code, ordinance, order, determination, rule, regulation, judgment, decree, injunction, franchise, permit, certificate, license, authorization or other directive or requirement (whether or not having the force of law), including, without limitation, environmental laws, energy regulations and occupational, safety and health standards or controls, of any Governmental Authority.

“Guarantee Fee Letter Agreement” shall mean that certain letter agreement, dated as of December 12, 2008, made by the Company in favor of Indigo Pacific Partners L.P., a Cayman Islands exempt limited partnership, Long Bar Miramar LLC, a Delaware limited liability company, POF II and POF III relating to payment of the Guarantee Fees.

“Guarantee Fees” has the meaning ascribed to such term in the preamble hereto.

“Holdings” has the meaning ascribed to such term in the preamble hereto.

“Holdings II” has the meaning ascribed to such term in the preamble hereto.

“Holdings III” has the meaning ascribed to such term in the preamble hereto.

“Holdings III-A” has the meaning ascribed to such term in the preamble hereto.

“Homfeld Parties” has the meaning ascribed to such term in the preamble hereto.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indigo Equityholders” has the meaning ascribed to such term in the preamble hereto.

“Individual Equityholders” means, collectively, the Schorr Parties, Homfeld Parties, Mark Kahan 2005 Irrevocable Trust f/b/o Eliyahu Moshe Kahan and Mark Kahan.

“Individual Noteholders Fee” has the meaning ascribed to such term in Section 2.3.

“Initial Public Offering” shall mean the consummation by the Company of the sale of shares of Common Stock pursuant to a firm underwritten public offering registered on a registration statement on Form S-1 (or any successor thereto) and made effective pursuant to the Securities Act, that results in aggregate gross proceeds to the Company in such Public Offering of at least $200,000,000.

“Intercreditor Agreement” means that certain Amended and Restated Shareholder Note Intercreditor Agreement, dated as of July 13, 2006, by and among the Company, Goldman Sachs and the other parties thereto.

“Investor Rights Agreement” means the Second Amended and Restated Investor Rights Agreement, dated as of July 13, 2006, by and among the Company, the Equityholders and the other parties thereto, as amended to date.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, security agreement, encumbrance, charge, option or security interest in, on or of such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset.

“Liquidation Value” has the meaning ascribed to such term in the Certificate of Incorporation.

“Lock-up Agreement” has the meaning ascribed to such term in Section 3.4.

“Lock-up Period” has the meaning ascribed to such term in Exhibit F.

“Material Adverse Effect” means any event, change or development, or combination of events, changes or developments, individually or in the aggregate, that has or would reasonably be expected to have a material adverse effect on the Business, results of operations, assets, liabilities, operations, property, prospects or financial condition of the Company, or the Company and its Subsidiaries taken as a whole.

“Net Proceeds” has the meaning ascribed to such term in Section 2.1.

“Notes” mean, collectively, the Pari Passu Notes, Subordinated Notes, Tranche A Notes, Tranche B Notes and Short Term Notes.

“Oaktree Equityholders” mean, collectively, Holdings II, Holdings III, Holdings III-A, POF II and POF III.

“Offering Price” has the meaning ascribed to such term in the recitals hereto.

“Overallotment Option” has the meaning ascribed to such term in the recitals hereto.

“Pari Passu Notes” means those certain notes issued by the Company to certain shareholders of the Company and described on Exhibit A attached hereto as such notes are in effect as of the date hereof.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“POF II” has the meaning ascribed to such term in preamble hereto.

“POF III” has the meaning ascribed to such term in preamble hereto.

“POF Spirit” has the meaning ascribed to such term in the preamble hereto.

“Preferred Stock” means the Class A Preferred Stock and the Class B Preferred Stock.

“Professional Services Agreement” means the Professional Services Agreement, dated as of July 13, 2006, between the Company and Indigo Partners LLC.

“Pro Rata Basis” has the meaning ascribed to such term in Section 2.8(a).

“Reimbursement Agreement” means that certain Letter of Credit Reimbursement Agreement, dated as of July 15, 2005, by and among the Company and Goldman Sachs, as amended and reaffirmed from time to time.

“Remaining Proceeds” has the meaning ascribed to such term in Section 2.5.

“Requisite Equityholders” means the Indigo Equityholders and the Oaktree Equityholders.

“Schorr Family” has the meaning ascribed to such term in the preamble hereof.

“Schorr Parties” has the meaning ascribed to such term in the preamble hereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Purchase Agreement” means that certain Amended and Restated Securities Purchase Agreement, dated as of July 13, 2006, by and among the parties hereto.

“Security Agreement” shall have the meaning ascribed to it in the Securities Purchase Agreement.

“Short Term Notes” means those certain notes issued by the Company and described on Exhibit E attached hereto as such notes are in effect as of the date hereof.

“Subordinated Notes” means those certain notes issued by the Company and described on Exhibit B attached hereto as such notes are in effect as of the date hereof.

“subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with generally accepted accounting principles applied in the United States as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Subsidiary” means any subsidiary of the Company.

“Taurus” has the meaning ascribed to such term in the preamble hereof.

“Tax Receivable Agreement” has the meaning ascribed to such term in the preamble hereto.

“Termination Fee” has the meaning ascribed to such term in Section 2.2 hereof.

“Tranche A Notes” means those certain notes issued by the Company and described on Exhibit C attached hereto as such notes are in effect as of the date hereof.

“Tranche B Notes” means those certain notes issued by the Company and described on Exhibit D attached hereto as such notes are in effect as of the date hereof.

“UCC” means the Uniform Commercial Code as adopted in the States of New York and Florida, as from time to time amended.

“Underwriting Agreement” has the meaning ascribed to such term in Exhibit F.

Section 1.2 Interpretation. In this Agreement, unless otherwise indicated, the singular includes the plural and conversely; words importing one gender include the others; references to statutes or regulations are to be construed as including all statutory or regulatory provisions consolidating, amending or replacing the statute or regulation referred to; references to “writing” include printing, typing, lithography and other means of reproducing words in a tangible visible form; the word “or” shall not be exclusive (i.e., shall be deemed to include “and/or”); the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation;” references to articles, sections (or subdivisions of sections), exhibits, annexes or schedules are to such parts of this Agreement; references to agreements and other contractual instruments shall be deemed to include all subsequent amendments, restatements, amendments and restatements, supplements, extensions and other modifications to such instruments (without, however, limiting any prohibition on any such amendments, extensions and other modifications by the terms of this Agreement); and references to Persons include their respective permitted successors and assigns and, in the case of any Governmental Authority, Persons succeeding to their respective functions and capacities.

SECTION 2

RECAPITALIZATION

Section 2.1 Expenses of the Initial Public Offering. The Company shall pay all (i) of its underwriters commissions and (ii) transaction expenses of the Company, the Indigo Equity Holders and the Oaktree Equityholders incurred, as estimated in good faith by the Chief Financial Officer of the Company, in connection with an Initial Public Offering, and all remaining net proceeds (the “Net Proceeds”) received by the Company shall be applied as set forth in this Section 2. The selling stockholders in the Overallotment Option shall pay all underwriters commissions for any shares of Common Stock sold in the Overallotment Option, and the Company shall pay all transaction expenses incurred in connection with the Overallotment Option.

Section 2.2 Termination of Professional Services Agreement. At the closing of the Initial Public Offering, the Company shall apply a portion of Net Proceeds of the Initial Public Offering to pay in immediately available funds to Indigo Partners LLC a fee equal to $1,600,000 (the “Termination Fee”). Upon payment of the Termination Fee, the Professional Services Agreement shall be terminated and shall be of no further force and effect and no further payments shall be due, or payable, and the Company shall have no further liability, under or in respect of the Professional Services Agreement, without any further or additional action by any of the parties thereto; provided, that, Sections 7 and 8 of the Professional Services Agreement shall survive such termination.

Section 2.3 Individual Noteholders Fee. Following the payment of underwriters commissions, transaction expenses and the Termination Fee, at the closing of the Initial Public Offering, the Company shall apply a portion of Net Proceeds of the Initial Public Offering to pay an aggregate sum of $450,000 to certain of holders of the Pari Passu Notes and the Subordinated Notes as follows (i) Jacob Schorr an amount equal to $275,000, (ii) Edward Homfeld an amount equal to $152,000 and (iii) Mark Kahan an amount equal to $23,000 (such amounts, in the aggregate, the “Individual Noteholders Fee”).

Section 2.4 Proceeds to the Company. Following the payment of underwriters commissions, transaction expenses, the Termination Fee and the Individual Equityholders Fee, at the closing of an Initial Public Offering, the Company shall retain Net Proceeds equal to $150,000,000, or another amount as determined by the Board of Directors of the Company not to exceed $150,000,000 (the “Company Proceeds”), prior to the payment of the outstanding principal amount and accrued and unpaid interest on the Notes, redemption of any shares of Preferred Stock or, if applicable, payment of the Guarantee Fees.

Section 2.5 Repayment of Notes and Redemption of Preferred Stock. Following the receipt by the Company of the Company Proceeds and the payment of (x) the Termination Fee, (y) the Individual Noteholders Fee and (z) any amounts payable pursuant to Section 2.5(e), and immediately upon the closing of an Initial Public Offering, the remaining Net Proceeds of the Initial Public Offering (the “Remaining Proceeds”) shall be paid to the holders of Short Term Notes, Tranche A Notes, Tranche B Notes and Preferred Stock as follows:

(a) Twenty-five percent (25%) of Remaining Proceeds shall be used (i) first to repay the accrued and unpaid (by way of PIK or otherwise) interest and then outstanding principal amounts on the Short Term Notes held by the Indigo Equityholders on a pro rata basis determined by the principal amount of the Short Term Notes held by each of the Indigo Equityholders and (ii) second to repay the accrued and unpaid (by way of PIK or otherwise) interest and then outstanding principal amounts on the Tranche B Notes held by the Indigo Equityholders on a pro rata basis determined by the principal amount of the Tranche B Notes held by each of the Indigo Equityholders. Notwithstanding the foregoing, upon written instruction delivered to the Company prior to the Initial Public Offering, the Indigo Equityholders shall have the right to amend the foregoing priority and order in which the outstanding principal amount and accrued and unpaid interest on Short Term Notes and Tranche B Notes is paid to the Indigo Equityholders pursuant to this Section 2.5(a).

(b) Seventy-five percent (75%) of Remaining Proceeds shall be used (i) first to repay the accrued and unpaid interest (by way of PIK or otherwise) interest and then outstanding principal amounts on the Short Term Notes held by the Oaktree Equityholders on a pro rata basis determined by the principal amount of the Short Term Notes held by each of the Oaktree Equityholders; (ii) second to repay accrued and unpaid (by way of PIK or otherwise) interest and then outstanding principal amounts on the Tranche B Notes held by the Oaktree Equityholders on a pro rata basis determined by the principal amount of the Tranche B Notes held by each of the Oaktree Equityholders; (iii) third to repay accrued and unpaid (by way of PIK or otherwise) interest and then outstanding principal amounts on the Tranche A Notes held by the Oaktree Equityholders and redeem the Class B Preferred Stock held by Mr. Kahan pursuant to the terms and conditions of the Certificate of Incorporation on a pro rata basis determined by the principal amount and accrued and unpaid interest (by way of PIK or otherwise) of the Tranche A Notes held by each of the Oaktree Equityholders and the Liquidation Value of the Class B Preferred Stock held by Mr. Kahan; and (iv) fourth to redeem the Class A Preferred Stock held by the Oaktree Equityholders pursuant to the terms and conditions of the Certificate of Incorporation and on a pro rata basis determined by the number of shares of Class A Preferred Stock held by each of the Oaktree Equityholders. Notwithstanding the foregoing, upon written instruction delivered to the Company prior to the Initial Public Offering, the Oaktree Equityholders shall have the right to amend the foregoing priority and order in which the outstanding principal amount and accrued and unpaid interest on Short Term Notes, Tranche A and Tranche B Notes is paid to the Oaktree Equityholders or the Class A Preferred Stock is redeemed from the Oaktree Equityholders pursuant to this Section 2.5(b); provided, that the amount payable to Mr. Kahan pursuant to Section 2.5(b)(iii) may not be reduced by such amendment without the written consent of Mr. Kahan. In connection with any redemption of Preferred Stock pursuant to this Section 2.5, each of the Oaktree Equityholders hereby waives the notice requirements set forth in Sections 2(e)(vi) and 3(e)(vi) of Article Four of the Certificate of Incorporation, and agrees that such redemption shall take place at the closing of the Initial Public Offering.

(c) The outstanding principal amount and accrued and unpaid interest on any Notes that will not be paid pursuant to this Section 2.5, and the shares of Preferred Stock that will not be redeemed pursuant to this Section 2.5, shall be exchanged or reclassified as the case may be into Common Stock pursuant to Section 2.6 of this Agreement.

(d) Each Equityholder expressly consents to the repayment of the Notes and redemption of shares of Preferred Stock as set forth in this Section 2.5.

(e) If the Company has not paid all of Guarantee Fees immediately prior to the Initial Public Offering, the parties agree that prior to the payment of any outstanding principal amounts and accrued and unpaid interest on any Notes or redemption of any outstanding shares of Class A Preferred Stock pursuant to this Section 2.5, Net Proceeds shall be used to pay such Guarantee Fees.

Section 2.6 Exchange of Remaining Notes and Preferred Stock. Substantially contemporaneously with an Initial Public Offering, any outstanding principal amount and accrued and unpaid interest on the Notes that will not be paid pursuant to Section 2.5, and any shares of Preferred Stock that will not be redeemed pursuant to Section 2.5, shall be exchanged or reclassified as the case may be as follows:

(a) The outstanding principal amount and accrued and unpaid interest on each of the Notes that will not be paid pursuant to Section 2.5 shall be automatically exchanged and, effective upon such exchange, canceled, and each Equityholder holding such Notes forgives and extinguishes all indebtedness represented by such Note, including all accrued and unpaid interest thereon, and waives receipt of all amounts due and owing on the Note, in exchange for a number of shares of Common Stock (rounded down to the nearest whole share) equal to the quotient of (i) the outstanding principal amount and accrued and unpaid interest on such Note divided by (ii) the Offering Price. The Company acknowledges and agrees that until such Notes are canceled or terminated pursuant to this Section 2.6 or otherwise, it will continue to pay in cash all outstanding current accrued interest owing on the Notes held by the Individual Equityholders. Each Equityholder holding a Note exchanged pursuant to this Section 2.6 agrees to the cancellation and termination of all rights relating to the Note upon the exchange of the Note, whether or not the Note has been surrendered. Notwithstanding the foregoing, such Equityholder agrees to surrender, on or before an Initial Public Offering, the Note to the Company for exchange and cancellation in connection herewith or to execute and deliver to the Company a lost note affidavit and indemnity.

(b) Each holder of shares of Class A Preferred Stock hereby consents and agrees that all shares of Class A Preferred Stock that will not be redeemed pursuant to Section 2.5 shall be exchanged or reclassified at the direction of the Company into a number shares Common Stock (rounded down to the nearest whole share) equal to the quotient of (i) the Liquidation Value for such share of Class A Preferred Stock plus any accrued and unpaid dividends divided by (ii) the Offering Price and hereby consents to any and all amendments to the certificate of incorporation of the Company as shall be necessary or desirable to effect such exchange or reclassification. Each holder of shares of Class B Preferred Stock hereby consents and agrees that all shares of Class B Preferred Stock that will not be redeemed pursuant to Section 2.5 shall be exchanged or reclassified at the direction of the Company into a number shares of Common Stock (rounded down to the nearest whole share) equal to the quotient of (i) the Liquidation Value for such share of Class B Preferred Stock plus any accrued and unpaid dividends divided by (ii) the Offering Price and hereby consents to any and all amendments to the certificate of incorporation of the Company as shall be necessary or desirable to effect such exchange or reclassification. Notwithstanding the foregoing, each holder of Class A Preferred Stock and

Class B Preferred Stock agrees to surrender, on or before an Initial Public Offering, the Class A Preferred Stock and Class B Preferred Stock certificates held by such holder for exchange and reclassification in connection herewith or to execute and deliver to the Company a lost stock certificate affidavit and indemnity.

(c) Each holder of shares of Class B Common Stock hereby consents and agrees that all shares of Class B Common Stock outstanding at the closing of the Initial Public Offering shall be exchanged or reclassified at the direction of the Company for one share of Common Stock and hereby consents to any and all amendments to the certificate of incorporation of the Company as shall be necessary or desirable to effect such reclassification; provided, that, at the written request of the Indigo Equityholders made prior to the Initial Public Offering, all or a portion of the shares of Class B Common Stock held by the Indigo Equityholders may remain as Class B Common Stock or be exchanged for shares of non-voting securities of the Company, such securities which may be created at any time prior to or in connection with the Initial Public Offering and will be convertible into Common Stock of the Company on a share-for-share basis at the election of the holder. Notwithstanding the foregoing, each holder of Class B Common Stock agrees to surrender, on or before an Initial Public Offering, the Class B Common Stock certificates held by such holder for exchange and reclassification in connection herewith or to execute and deliver to the Company a lost stock certificate affidavit and indemnity.

Section 2.7 Tax Receivable Agreement. If approved by the Board of Directors of the Company, in its sole and absolute discretion, immediately prior to the closing of an Initial Public Offering, the Company will enter into the Tax Receivable Agreement with certain of the Requisite Equityholders that will provide for future payments by the Company to our stockholders of record immediately prior to the IPO (taking into account the exchange or reclassification of the Notes and the Capital Stock of the Company pursuant to Section 2.6), based on the Company’s future utilization of certain net operating losses, deferred interest deductions and alternative minimum tax credits for federal income tax purposes.

Section 2.8 Investors Rights Agreement. Notwithstanding the provisions of Section 9 and 10 of the Investor Rights Agreement, the Company, the Oaktree Equityholders and the Indigo Equityholders agree that, effective upon consummation of the Initial Public Offering, the Investor Rights Agreement shall be deemed to have been amended to provide that:

(a) Solely to the extent that the Overallotment Option is exercised by the underwriters, (i) Holdings II shall have the right to first sell a number of shares of Common Stock in the Overallotment Option such that Holdings II receives, in the aggregate, an amount equal to $20,000,000 in gross proceeds (before deduction of underwriters commissions); (ii) to the extent there are any additional shares that may be sold in the Overallotment Option after the sale described in clause (i) of this Section 2.8(a), the Indigo Equityholders shall next have the right to sell a number of shares of Common Stock in the Overallotment Option such that the Indigo Equityholders receive, in the aggregate, an amount equal to $5,000,000 in gross proceeds (before deduction of underwriters commissions); and (iii) to the extent there are any additional shares that may be sold in the Overallotment Option after the sales described in clauses (i) and (ii) of this Section 2.8(a), the Oaktree Equityholders and the Indigo Equityholders shall have the right to sell shares of Common Stock owned by such Oaktree Equityholders and Indigo Equityholders on a Pro Rata Basis. For the purposes of this Section 2.8 only, a “Pro Rata

Basis” shall mean with respect to any Oaktree Equityholder or Indigo Equityholder the quotient of (x) the number of shares of Common Stock held by such Oaktree Equityholder or Indigo Equityholder following the recapitalization described in this Agreement and immediately prior to the Initial Public Offering, divided by (y) the number of shares of Common Stock beneficially owned by all Oaktree Equityholders and Indigo Equityholders following the recapitalization described in this Agreement and immediately prior to the Initial Public Offering.

(b) Notwithstanding the provisions of Section 9D and 10C of the Investor Rights Agreement, to the extent that Holdings II does not receive at least $20,000,000 in gross proceeds (before deduction of underwriters commissions) from the sale of Common Stock in the Overallotment Option and/or the Indigo Equityholders do not receive at least $5,000,000 in gross proceeds (before deduction of underwriters commissions) from the sale of Common Stock in the Overallotment Option, then, following the expiration of the lock-up period set forth in a lock-up agreement signed by such Equityholders pursuant to the Underwriting Agreement, whenever the Company proposes to register securities under the Securities Act (as defined in the Investor Rights Agreement) (other than pursuant to a registration on Form S-3 or S-8 or any successor or similar forms), the Company will include in such registration (i) first, the securities that the Company proposes to sell, (ii) second, Common Stock that Holdings II (or such other Oaktree Equityholders as shall be designated in writing by POF II and POF III) proposes to sell until such sellers have received gross proceeds (before deduction of underwriters commissions) equal to the difference between $20,000,000 and the gross proceeds of the sale of shares of Common Stock by Holdings II (or such other Oaktree Equityholders as shall be designated in writing by POF II and POF III) in the Overallotment Option and any other sales of Common Stock pursuant to this Section 2.8(b), (iii) third, Common Stock that the Indigo Equityholders propose to sell until the Indigo Equityholders have received gross proceeds (before deduction of underwriters commissions) equal to the difference between $5,000,000 and the gross proceeds of the sale of shares of Common Stock by the Indigo Equityholders in the Overallotment Option and any other sales of Common Stock pursuant to this Section 2.8(b), (iv) fourth, following the sales of Common Stock described in clauses (ii) and (iii) above, as set forth in the Investor Rights Agreement as in effect on the date hereof.

(c) All determinations made pursuant to this Section 2.8 shall be rounded down to the nearest full share.

(d) For the avoidance of doubt, for purposes of all calculation of shares owned by a party hereunder, the number of shares of Common Stock owned by Indigo shall be deemed to include all shares of Common Stock plus any shares of non-voting common stock.

Section 2.9 Termination of Security Agreement. Following the payments, redemptions and exchanges set forth in this Section 2, (i) the Company and the Equityholders shall use their commercially reasonable efforts to terminate the Security Agreement and any related financing statements made under the UCC, and (ii) each Equityholder terminates, releases and discharges, without recourse, all of the Liens on any assets of the Company created by the Notes.

Section 2.10 Regulatory Matters. All filings required under the HSR Act shall have been made, and any required waiting period thereunder shall have expired or been earlier terminated, prior to the consummation of any of the transactions contemplated by this Section 2. If any filings are required by the HSR Act for any transactions contemplated by this Section 2, the Company will cooperate reasonably with the Equityholders to prepare and make such filings and shall pay for any reasonable out-of-pocket expenses of the Equityholders made in connection with the preparation and filing of any filings required under the HSR Act, including, but not limited to, any filings made in connection with the conversion or exchange of any non-voting common stock into voting common stock of the Company.

SECTION 3

CERTIFICATE OF INCORPORATION; VOTING AND COOPERATION;

PROXY AND LOCK-UP

Section 3.1 Amendment to Certificate of Incorporation. The Company and the Equityholders shall take all reasonable steps necessary to amend, modify or waive the Certificate of Incorporation, to the extent necessary, to provide for the redemption, reclassification or exchange of the Preferred Stock and payment of the outstanding principal amounts and accrued and unpaid interest on the Notes as set forth in this Agreement.

Section 3.2 Voting and Cooperation. In order to facilitate the transactions contemplated by this Agreement, each Equityholder agrees to vote all of such Equityholder’s shares of Capital Stock in favor of any amendments, modifications or waivers of the Certificate of Incorporation in order to effect the transactions contemplated by this Agreement. In addition, each Equityholder agrees to execute and deliver all related documentation and take such other action in support of the transactions as contemplated by this Agreement as shall be reasonably requested by the Company.

Section 3.3 Proxy. To secure the obligations to vote the Capital Stock in accordance with this Agreement, each of the Individual Equityholders hereby appoints the Chairman of the Board of Directors of the Company and the Chief Executive Officer of the Company, from time to time, or their designees, as such Individual Equityholder’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all of such Individual Equityholder’s Capital Stock in any way necessary to effect the transactions contemplated by this Agreement and to execute all necessary actions by written consent of the holders of such Individual Equityholder’s Capital Stock consistent with this Agreement on behalf of such Individual Equityholder if such Individual Equityholder fails to vote all of such Individual Equityholder’s Capital Stock or execute such other necessary actions by written consent within two (2) days of the Company’s or any other party’s written request for such Individual Equityholder’s written consent or signature. The proxy and power granted by each of the Individual Equityholders pursuant to this Section 3.3 are coupled with an interest and are given to secure the performance of such party’s duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement.

Section 3.4 Lock-up Agreement. Each Individual Equityholder agrees in connection with the Initial Public Offering to be bound by the terms and conditions set forth hereto on Exhibit F (the “Lock-up Agreement”), such terms and conditions which are incorporated herein. The Company is an intended third party beneficiary of the Lock-up Agreement and has the right, power and authority to enforce the provisions thereof as though they were a party thereto. Without limiting the foregoing, the Company may impose stop-transfer instructions with respect to the shares of capital stock subject to the Lock-up Agreement.

SECTION 4

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of the Company. The Company hereby represents, warrants and covenants to the Equityholders that, as of the date hereof, each of the following representations and warranties set forth below in this Section 4.1 is true and correct:

(a) Organization; Powers. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its Business, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

(b) Authorization; Enforceability. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(c) Consents and Approvals; No Conflicts. The transactions contemplated hereby (i) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority or any other Person, except such as have been obtained or made and are in full force and effect, where failure to obtain such consent or approval would not reasonably be expected to have a Material Adverse Effect or other than as may be required under the HSR Act, (ii) will not violate the charter, by-laws or other organizational documents of the Company or any of its Subsidiaries or any order of any Governmental Authority and (iii) will not violate any material Governmental Requirement.

Section 4.2 Representations and Warranties of the Equityholders. Each Equityholder, severally and not jointly, hereby, represents, warrants and covenants to the Company, as of the date hereof, as follows:

(a) Authorization; Enforceability. Such Equityholder, if not a natural person, has been duly formed and is validly existing as a legal entity in good standing under the laws of its jurisdiction of organization. Such Equityholder has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. Such Equityholder, if a natural person, has the requisite legal capacity to execute and deliver this Agreement and to perform his/her obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such Equityholder of this Agreement, and the performance of its obligations hereunder, have been duly and validly authorized by all necessary actions of such Equityholder. This Agreement and all other documents referenced herein executed by such Equityholder have been duly and validly executed and delivered by such Equityholder and constitute the legal, valid and binding obligations of such Equityholder, enforceable against such Equityholder, in accordance with their terms, except to the extent such enforceability (a) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and (b) is subject to general principles of equity.

(b) Compliance with Governmental Requirements and Other Instruments. The consummation of the transactions contemplated by this Agreement and the execution, delivery and performance of the documents referenced herein to which such Equityholder is a party will not (i) contravene, result in any breach of, or constitute a default under, any charter or bylaws or other organizational documents of such Equityholder, or material agreement or instrument to which such Equityholder is a party, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any Order of any court, arbitrator or Governmental Authority applicable to such Equityholder, or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to such Equityholder.

(c) Acquisition for the Account of Each Equityholder. Such Equityholder is acquiring and will acquire all shares of Common Stock for its own account, with no present intention of distributing or reselling such shares of Common Stock or any part thereof in violation of applicable securities laws. Such Equityholder further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to any third person with respect to any of the shares of Common Stock to be received pursuant to this Agreement.

(d) Equityholder Acknowledgment. Such Equityholder has received and reviewed information about the Company and has had an opportunity to discuss the Company’s business, management and financial affairs with directors, officers and management of the Company and to review the Company’s operations and facilities. Such Equityholder has also had the opportunity to ask questions of and receive answers from, the Company and its management regarding the terms and conditions the transactions contemplated by this Agreement. Such Equityholder believes it has received all the information it considers necessary or appropriate to determine whether to receive the shares of Common Stock as contemplated by this Agreement. Such Equityholder understands and acknowledges that such discussions, as well as any written information issued by the Company may have contained forward-looking statements involving known and unknown risks and uncertainties which may cause the Company’s actual results in future periods or plans for future periods to differ materially from what was anticipated and that no representations or warranties were or are being made with respect to any such forward-looking statements or the probability of achieving any of the results projected in any of such forward-looking statements.

(e) Common Stock not Registered. Such Equityholder acknowledges that the share of Common Stock to be received pursuant to this Agreement have not been, and when issued will not be, registered under the Securities Act or the securities laws of any state in the United States or any other jurisdiction and may not be offered or sold by such Equityholder unless subsequently registered under the Securities Act (if applicable to the transaction) and any other securities laws or unless exemptions from the registration or other requirements of the Securities Act and any other securities laws are available for the transaction.

(f) Accredited Investor. Such Equityholder represents that it is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, as presently in effect.

(g) Economic Risk. Such Equityholder has substantial experience in evaluating and investing in securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company, has the capacity to protect its own interests and has the ability to bear the economic risks of such Equityholder’s investment. Such Equityholder must bear the economic risk of this investment indefinitely unless the Shares are registered pursuant to the Securities Act, or an exemption from registration is available.

(h) Rule 144. Such Equityholder acknowledges and agrees that the shares of Common Stock received pursuant to this Agreement must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Such Equityholder has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act as in effect from time to time, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about the Company, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding specified limitations. Such Equityholder understands that no public market now exists for any of the securities issued by the Company pursuant to this Agreement and that a public market may never exist for the Common Stock.

(i) Ownership of Securities. Such Equityholder is the sole beneficial and record owner of the Notes set forth on the exhibits hereto and the Preferred Stock described in the recitals to this Agreement and has good, clear and marketable title to such Notes and Preferred Stock, free of any Liens.

SECTION 5

MISCELLANEOUS

Section 5.1 Waivers and Amendments. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or the Equityholders unless such modification, amendment or waiver is approved in writing by the Company and the Requisite Equityholders. Any such modification, amendment or waiver given by the Requisite Equityholders, as applicable, in accordance with this Section 5.1 shall be binding on all Equityholders.

Section 5.2 Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or required to be given hereunder shall be in writing and shall be deemed to be duly given if personally delivered, telecopied and confirmed, or mailed by certified mail, return receipt requested, or nationally recognized overnight delivery service with proof of receipt maintained, at to following addresses (or any other address that any such party may designate by written notice to the other parties):

If the Indigo Equityholders:

c/o Indigo Partners LLC

2525 E. Camelback Road

Suite 800

Phoenix, AZ 85016

Facsimile: (602) 224-1555

Attn: William A. Franke

If to the Oaktree Equityholders:

c/o Oaktree Capital Management, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90401

Facsimile: (213) 830-6394

Attn: Jordon L. Kruse

If to the Company:

Spirit Airlines, Inc.

2800 Executive Way

Miramar, FL 33025

Facsimile: (954) 447-7979

Attn: Chief Executive Officer General Counsel

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Facsimile: (650) 463-2600

Attn: Anthony J. Richmond

If to any other Equityholder:

To the address set forth on the signature page hereto.

Any such notice shall, if delivered personally, be deemed received upon delivery; shall, if delivered by telecopy, be deemed received on the first Business Day following confirmation; shall, if delivered by nationally recognized overnight delivery service, be deemed received the first Business Day after being sent; and shall, if delivered by mail, be deemed received upon the earlier of actual receipt thereof or five (5) Business Days after the date of deposit in the United States mail. Whenever any notice is required to be given by law or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 5.3 Governing Law; Submission to Process. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS ITSELF AND EACH OTHER RELATED PERSON TO THE NON-EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE STATE OF DELAWARE AND AGREES AND CONSENTS THAT SERVICE OF PROCESS MAY BE MADE UPON IT OR ANY OF ITS SUBSIDIARIES IN ANY LEGAL PROCEEDING RELATING TO THE THIS AGREEMENT. EACH OF THE PARTIES HERE IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

Section 5.4 Waiver of Jury Trial, Punitive Damages, Etc. EACH PARTY HERETO HEREBY:

(a) KNOWINGLY, VOLUNTARILY, INTENTIONALLY, AND IRREVOCABLY WAIVE, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR DIRECTLY OR INDIRECTLY AT ANY TIME ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR TRANSACTIONS CONTEMPLATED HEREBY OR ASSOCIATED HEREWITH, BEFORE OR AFTER MATURITY;

(b) CERTIFY THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OR AGENT OR COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS; AND

(c) ACKNOWLEDGE THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION.

Section 5.5 Entire Agreement. This Agreement and the documents and exhibits referenced herein sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings with respect to the subject matter hereof or thereof other than those expressly set forth herein and therein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

Section 5.6 Assignment; Successors and Assigns. This Agreement shall be binding upon the parties hereto and their successors and assigns and inure to the benefit of the parties hereto and their successors and assigns; provided, however, that the Company may not delegate or assign any of its obligations hereunder, and any purported delegation or assignment shall be void, unless the Company has obtained the prior written consent of the Requisite Equityholders to such delegation or assignment, which consent the Requisite Equityholders may provide in their sole and absolute discretion. No Person, other than the parties hereto and their permitted successors and assigns, shall have any rights hereunder or be entitled to rely on this Agreement and all third-party beneficiary rights are hereby expressly disclaimed; except that Nevada Spirit, LLC is expressly made a third party beneficiary of the provisions of Section 5.12.

Section 5.7 Counterparts. This Agreement and any amendment hereto may be signed in any number of separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one Agreement (or amendment, as applicable). Any signature page delivered electronically or by facsimile (including without limitation transmission by Portable Document Format or other fixed image form) shall be binding to the same extent as an original signature page.

Section 5.8 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

Section 5.9 Specific Performance. The parties hereto recognizes that money damages may be inadequate to compensate the other parties for a breach of its obligations hereunder, and the irrevocably agrees that the other parties shall be entitled to the remedy of specific performance or the granting of such other equitable remedies as may be awarded by a court of competent jurisdiction in order to afford the parties to this Agreement the benefits of this Agreement and that each party shall not object and hereby waive any right to object to such remedy or such granting of other equitable remedies on the grounds that money damages will be sufficient to compensate the parties hereto.

Section 5.10 Further Assurances. The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof.

Section 5.11 Restrictive Legends. Each certificate representing Common Stock be stamped or otherwise imprinted with a legend substantially in the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS, OR THE AVAILABILITY OF AN EXEMPTION FROM THE REGISTRATION

PROVISIONS OF THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD IN THE EVENT OF A PUBLIC OFFERING PURSUANT TO AN AGREEMENT, COPIES OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY. SUCH LOCKUP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

Section 5.12 Removal of Legends. Anything to the contrary in Section 4.2(e), Section 4.2(f) and Section 5.11 notwithstanding, promptly following (a) the expiration of the Lock-up Period, upon the written request of such Individual Equityholder, the Company shall exchange, or shall cause its transfer agent to exchange, any stock certificate representing shares of Common Stock recorded in the name of the Individual Equityholder for a certificate that is not imprinted with a legend restricting transfer of the shares under the Lock-up Agreement or under applicable securities laws, or shall cooperate with such Individual Equityholder for the transfer of such shares in book entry form to a securities account designated by such Individual Equityholder or (b) an Individual Equityholder receiving any shares of Common Stock by way of distribution from Holdings II made ratably and without the payment of consideration for the transfer, which shall be confirmed in writing to the Company by the Individual Equityholder, following the expiration of the period during which the shares of Common Stock held by Holdings II may not be transferred under the terms of a lock-up agreement executed by Holdings II pursuant to the Underwriting Agreement, upon the written request of such Individual Equityholder, the Company or its transfer agent shall similarly issue to such Individual Equityholder an unlegended certificate representing such shares or shall cooperate to transfer the shares in book entry form to a securities account; provided, that, in the case of each of (a) or (b), such Individual Equityholder is not, and within the prior 90 days has not been, an affiliate (as defined in Rule 144 as promulgated under the Securities Act of 1933, as amended) of the Company, as shall be evidenced by a letter of representations executed by the Individual Equityholder (unless the Company shall otherwise establish by clear and convincing evidence), and no law or regulation enacted after the date hereof prohibits the Company from removing such legends.

Section 5.13 Withholding. The Company shall be entitled to deduct and withhold from any amounts payable to an Equityholder pursuant to this Agreement, such amounts as the Company is required to deduct and withhold under the Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax law with respect to this Agreement and the Tax Receivable Agreement. To the extent that amounts are so withheld and paid over to the appropriate governmental authority by the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Equityholder in respect of whom such withholding was made. The Company shall provide evidence of such payment to such Equityholder.

Section 5.14 Effectiveness. This Agreement shall become effective on the date hereof. Unless otherwise agreed to be the Requisite Equityholders, if the Initial Public Offering is not consummated on or prior to August 1, 2011, or immediately prior to the Initial Public

Offering the Company has not satisfied the Goldman Obligations, then this Agreement shall automatically terminate and be of no force and effect.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SPIRIT AIRLINES, INC.,
a Delaware corporation

By:	/s/ B. Ben Baldanza
Name:	B. Ben Baldanza
Title:	CEO & President

SIGNATURE PAGE TO RECAPITALIZATION AGREEMENT

OCM SPIRIT HOLDINGS II, LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Matthew C. Wilson
	Name:	Matthew C. Wilson
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Authorized Signatory

OCM SPIRIT HOLDINGS III, LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Matthew C. Wilson
	Name:	Matthew C. Wilson
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Authorized Signatory

OCM SPIRIT HOLDINGS III-A, LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Matthew C. Wilson
	Name:	Matthew C. Wilson
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Authorized Signatory

SIGNATURE PAGE TO RECAPITALIZATION AGREEMENT

OCM SPIRIT HOLDINGS , LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Matthew C. Wilson
	Name:	Matthew C. Wilson
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Authorized Signatory

POF SPIRIT FOREIGN HOLDINGS, LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Matthew C. Wilson
	Name:	Matthew C. Wilson
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Matthew C. Wilson
Name:	Matthew C. Wilson
Title:	Authorized Signatory

By:	/s/ Cass Traub
Name:	Cass Traub
Title:	Authorized Signatory

SIGNATURE PAGE TO RECAPITALIZATION AGREEMENT

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Matthew C. Wilson
Name:	Matthew C. Wilson
Title:	Authorized Signatory

By:	/s/ Cass Traub
Name:	Cass Traub
Title:	Authorized Signatory

SIGNATURE PAGE TO RECAPITALIZATION AGREEMENT

INDIGO MIRAMAR LLC, a Delaware limited liability company

By:	INDIGO MANAGEMENT LLC, a Delaware limited liability company, its manager

By:	/s/ William A. Franke
Name: William A. Franke
Its: Manager

INDIGO FLORIDA, L.P., a Cayman Islands exempted limited partnership

By:	INDIGO PACIFIC PARTNERS L.P., a Cayman Islands exempted limited partnership, its general partner

By:	INDIGO PACIFIC MANAGEMENT LP, A Cayman Islands exempted limited partnership, its general partner

By:	INDIGO PACIFIC CAPITAL LLC, a Delaware limited liability company, its general partner

By:	INDIGO PACIFIC PARTNERS LLC, a Delaware limited liability company, its sole member

By:	/s/ William A. Franke
Name: William A. Franke
Its: Managing Member

SIGNATURE PAGE TO RECAPITALIZATION AGREEMENT

INDIGO PARTNERS LLC

By:	/s/ William A. Franke
Name: William A. Franke
Its: President and Managing Partner

SIGNATURE PAGE TO RECAPITALIZATION AGREEMENT

/s/ Jacob M. Schorr
JACOB M. SCHORR, PH.D

/s/ Julianne B. Schorr
JULIANNE B. SCHORR

/s/ Mark Kahan
MARK KAHAN

MARK KAHAN 2005 IRREVOCABLE TRUST F/B/O ELIYAHU MOSHE KAHAN

By:	/s/ Mark Kahan
Mark Kahan, its Trustee

SIGNATURE PAGE TO RECAPITALIZATION AGREEMENT

THE DAVID B. SCHORR TRUST U/T/A DATED DECEMBER 31, 1977

By:	/s/ Julianne B. Schorr
Julianne B. Schorr, its Trustee

THE ELLIOT A. SCHORR TRUST U/T/A DATED DECEMBER 31, 1977

By:	/s/ Julianne B. Schorr
Julianne B. Schorr, its Trustee

SIGNATURE PAGE TO RECAPITALIZATION AGREEMENT

THE RAPHAEL A. SCHORR TRUST U/T/A DATED DECEMBER 31, 1977

By:	/s/ Julianne B. Schorr
Julianne B. Schorr, its Trustee

THE DINA L. SCHORR TRUST U/T/A DATED JULY 1, 1980

By:	/s/ Jacob M. Schorr
Jacob M. Schorr, Ph.D, its Trustee

TAURUS INVESTMENT PARTNERS LLC,
an Alaskan limited liability company

By:	/s/ Jacob M. Schorr
Name:	Jacob M. Schorr
Title:	Managing Member

SIGNATURE PAGE TO RECAPITALIZATION AGREEMENT

/s/ Edward Homfeld
EDWARD HOMFELD

HOMFELD II, LLC,

By:	/s/ Edward Homfeld
Name:	Edward Homfeld
Title:	Managing Member

SIGNATURE PAGE TO RECAPITALIZATION AGREEMENT

EXHIBIT A

PARI PASSU NOTES

Holder	Date of Note	Principal Amount
Jacob Schorr	July 15, 2005	$777,117.00
Julianne B. Schorr	July 15, 2005	$300,000.00
David B. Schorr Trust	September 10, 2003	$250,000.00
Dina L. Schorr Trust	September 10, 2003	$250,000.00
Elliott A. Schorr Trust	September 10, 2003	$250,000.00
Raphael A. Schorr Trust	September 10, 2003	$250,000.00
Mark Kahan	September 5, 2003	$50,000.00
Mark Kahan	September 5, 2003	$152,000.00
Mark Kahan	September 5, 2003	$343,000.00
Mark Kahan	September 10, 2003	$150,000.00

TOTAL		$2,772,117.00

EXHIBIT B

SUBORDINATED NOTES

Noteholder	Date of Note	Principal Amount
Jacob Schorr	July 15, 2005	$1,083,280.00
Jacob Schorr	May 16, 2000	$1,019,608.00
Jacob Schorr	September 14, 2000	$1,125,000.00
Jacob Schorr	July 19, 2001	$750,000.00
Julianne Schorr	July 15, 2005	$2,162,061.00
Julianne Schorr	September 10, 2003	$125,000.00
Edward Homfeld	July 15, 2005	$2,624,673.00
Homfeld II, LLC	July 15, 2005	$2,016,170.00

TOTAL		$10,905,792.00

EXHIBIT C

TRANCHE A NOTES

Name	Date of Note	Principal Amount of Notes
OCM Spirit Holdings II, LLC	July 13, 2006	$60,475,000.00
OCM Spirit Holdings II, LLC	July 13, 2006	$3,000,000.00
OCM Spirit Holdings II, LLC	July 13, 2006	$3,207,548.00

TOTAL		$66,682,548.00

EXHIBIT D

TRANCHE B NOTES

Name	Date of Notes	Principal Amount of Notes
Indigo Florida L.P.	July 13, 2006	$28,000,000.00
Indigo Miramar LLC	July 13, 2006	$17,000,000.00
OCM Spirit Holdings III, LLC	July 13, 2006	$10,374,843.00
OCM Spirit Holdings III-A, LLC	July 13, 2006	$4,625,157.00

TOTAL		$60,000,000.00

EXHIBIT E

SHORT TERM NOTES

Name	Date of Notes	Principal Amount of Notes
Indigo Miramar LLC	December 29, 2008	$833,333.00
Indigo Miramar LLC	December 29, 2008	$178,572.00
Indigo Florida L.P.	December 29, 2008	$1,666,667.00
OCM Principal Opportunities Fund II, L.P.	December 29, 2008	$714,285.71
OCM Spirit Holdings III, LLC	December 29, 2008	$1,607,142.85

TOTAL		$5,000,000.56

EXHIBIT F

LOCK-UP AGREEMENT

The Individual Equityholders will not, without the prior written consent of the Requisite Equityholders, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Individual Equityholders or any affiliate of the Individual Equityholders or any person in privity with the Individual Equityholders), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period of 120 days after the date of the underwriting agreement (the “Underwriting Agreement”) entered into in connection with the Initial Public Offering (as the same may be extended pursuant to the next succeeding paragraph, the “Lock-up Period”); provided that the Requisite Equityholders have entered into a lock-up agreement pursuant to the Underwriting Agreement on similar terms for a period that is not less than 30 days longer than the Lock-up Period and includes provisions for extension similar to those provided in the next succeeding paragraph. The Requisite Equityholders shall not release the Individual Equityholders before the end of the Lock-up Period unless such Requisite Equityholders have been released from the lock-up agreement signed by such Requisite Equityholders pursuant to the Underwriting Agreement, but, in the event that the Requisite Equityholders have been so released, they shall release the Individual Equityholders to the same extent.

If (i) the Company issues an earnings release or material news, or a material event relating to the Company occurs, during the last 17 days of the Lock-up Period, or (ii) prior to the expiration of the Lock-up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the Requisite Equityholders waive, in writing, such extension; provided that the Requisite Equityholders shall waive such extension if the extension is waived under the lock-up agreement signed by the Requisite Equityholders pursuant to the Underwriting Agreement. In no event, however, shall such extension continue beyond the date that is 34 days from the last day of the Lock-up Period. The Individual Equityholders hereby acknowledge that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-up Period and agrees that any such notice properly delivered will be deemed to have given to, and received by, the Individual Equityholders.

Notwithstanding the foregoing, each of the Individual Equityholders may transfer shares of Common Stock (or any securities convertible into, exercisable for, or exchangeable for

Common Stock) (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of such Individual Equityholder or the immediate family of such Individual Equityholder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) to any third party granted an interest in such Individual Equityholder’s will or under the laws of descent, provided that such grantee agrees to be bound in writing by the restrictions set forth herein, (iv) in transactions relating to shares of Common Stock acquired by such Individual Equityholder in open market transactions after the completion of the Initial Public Offering, provided that no filings by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such transaction, (v) if such Individual Equityholder is a corporation, business trust, association, limited liability company, partnership, limited liability partnership or other entity (individually, an “Entity”), to any equityholder of such Entity or any other Entity which is directly or indirectly controlled by, or is under common control with, the such Individual Equityholder, provided, to the extent such transfer is consummated prior to the expiration of the Lock-up Period, it that it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such securities subject to the provisions of this lock-up agreement and there shall be no further transfer of such securities except in accordance with this lock-up agreement, and provided further that any such transfer shall not involve a disposition for value, or (vi) dispositions to the Company, during the Lock-up Period, by such Individual Equityholder of shares of Common Stock for the purpose of raising proceeds to cover the reasonably estimated U.S. federal or state tax liability incurred by such Individual Equityholder as a result of the vesting, during the Lock-up Period, of restricted shares of Common Stock heretofore granted to such Individual Equityholder, provided each such disposition shall occur on or about the time of such vesting and shall be of an amount of shares of Common Stock that raises gross proceeds that, as nearly as reasonably practicable, approximate such tax liability. In addition, each of the Individual Equityholders shall, during the Lock-up Period, be entitled to establish a 10b5-1 plan for the sale of shares of Common Stock pursuant to the terms and conditions of such plan, provided that no sale of shares of Common Stock under such plan shall be allowed until after the expiration of the Lock-up Period.

For purposes of this Lock-up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

If the Company notifies the Individual Equityholders in writing that it does not intend to proceed with the Initial Public Offering or for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), this Lock-up Agreement shall likewise be terminated.

AMENDMENT NO. 1

to

RECAPITALIZATION AGREEMENT

by and among

SPIRIT AIRLINES, INC.,

POF SPIRIT FOREIGN HOLDINGS,

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

OCM SPIRIT HOLDINGS, LLC,

OCM SPIRIT HOLDINGS II, LLC,

OCM SPIRIT HOLDINGS III, LLC,

OCM SPIRIT HOLDINGS III-A, LLC,

INDIGO FLORIDA L.P.,

INDIGO MIRAMAR LLC,

INDIGO PARTNERS LLC,

JACOB SCHORR,

JULIANNE B. SCHORR,

THE DAVID B. SCHORR TRUST U/T/A DATED DECEMBER 31, 1977,

THE DINA L. SCHORR TRUST U/T/A DATED JULY 1, 1980,

THE ELLIOTT A. SCHORR TRUST U/T/A DATED DECEMBER 31, 1977,

THE RAPHAEL A. SCHORR TRUST U/T/A DATED DECEMBER 31, 1977,

TAURUS INVESTMENT PARTNERS LLC,

EDWARD HOMFELD,

HOMFELD II, LLC,

MARK KAHAN 2005 IRREVOCABLE TRUST F/B/O ELIYAHU MOSHE KAHAN

AND

MARK KAHAN

Dated as of May 25, 2011

AMENDMENT NO. 1

TO

RECAPITALIZATION AGREEMENT

THIS AMENDMENT NO. 1 to RECAPITALIZATION AGREEMENT (this “Amendment” or “Agreement”) is dated as of May 25, 2011, and is being entered into by and among Spirit Airlines, Inc., a Delaware corporation (the “Company”); the Indigo Equityholders and the Oaktree Equityholders for the purpose of implementing an amendment to that certain Recapitalization Agreement (the “Recapitalization Agreement”), dated as of September 17, 2010, by and among the Company, POF Spirit Foreign Holdings, LLC, a Delaware limited liability company (“POF Spirit”); OCM Spirit Holdings, LLC, a Delaware limited liability company (“Holdings”); OCM Spirit Holdings II, LLC, a Delaware limited liability company (“Holdings II”); OCM Principal Opportunities Fund II, L.P., a Delaware limited partnership (“POF II”); OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“POF III”); OCM Spirit Holdings III, LLC, a Delaware limited liability company (“Holdings III”); OCM Spirit Holdings III-A, LLC, a Delaware limited liability company (“Holdings III-A”); Indigo Florida L.P., a Cayman Islands exempt limited partnership, Indigo Miramar LLC, a Delaware limited liability company and Indigo Partners LLC, a Delaware limited liability company; Jacob Schorr, Julianne B. Schorr, The David B. Schorr Trust U/T/A dated December 31, 1977, The Dina L. Schorr Trust U/T/A dated July 1, 1980, The Elliott A. Schorr Trust U/T/A dated December 31, 1977, and The Raphael A. Schorr Trust U/T/A dated December 31, 1977 (collectively, the “Schorr Family”), Taurus Investment Partners LLC, an Alaskan limited liability company (“Taurus” and together with the Schorr Family the “Schorr Parties”), Edward Homfeld and Homfeld II, LLC (collectively, the “Homfeld Parties”), Mark Kahan 2005 Irrevocable Trust f/b/o Eliyahu Moshe Kahan and Mark Kahan.

All capitalized terms used but not defined herein shall have the meaning provided for in the Recapitalization Agreement.

RECITALS

WHEREAS, the Recapitalization, by the terms of Section 5.1 thereof, may be amended provided such amendment is approved in writing by the Company and the Requisite Equityholders, whereupon any such amendment approved by the Company and the Requisite Equityholders shall be binding on all Equityholders.

WHEREAS, the Requisite Equityholders and the Company have determined to amend the Recapitalization Agreement upon the terms and subject to the conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound by the terms hereof, hereby as follows

SECTION 1

AMENDMENTS

Section 1.1 Amendment to Section 2.2. Notwithstanding the requirements of Section 2.2 of the Recapitalization Agreement, (a) the Termination Fee shall be $1,800,000, (b) although the Professional Services Agreement shall be terminated at the closing of the Initial Public Offering, the Termination Fee shall be payable on July 1, 2011 so long as the Initial Public Offering shall have been consummated on or prior to such date, and (c) such Termination Fee shall not be deducted to arrive at the Net Proceeds.

Section 1.2 Amendment to Section 2.4. Section 2.4 of the Recapitalization Agreement is amended to read as follows: “Following the payment of underwriters commissions, transaction expenses and the Individual Equityholders Fee, at the closing of an Initial Public Offering, the Company shall retain Net Proceeds equal to $150,000,000, or another amount as determined by the Board of Directors of the Company not to exceed $150,000,000 (the “Company Proceeds”), prior to the payment of the outstanding principal amount and accrued and unpaid interest on the Notes, redemption of any shares of Preferred Stock or, if applicable, payment of the Guarantee Fees.”.

Section 1.3 Amendment to Section 2.5. Section 2.5 of the Recapitalization Agreement is amended as follows:

(a) The reference to “Twenty-five percent (25%) of Remaining Proceeds” in Section 2.5(a) shall be amended to be: “Thirty-five percent (35%) of Remaining Proceeds”.

(b) The reference to “Seventy-five percent (75%) of Remaining Proceeds” in Section 2.5(b) shall be amended to be: “Sixty- five percent (65%) of Remaining Proceeds”;.

Section 1.4 Amendment to Section 2.8. Section 2.8 of the Recapitalization Agreement is amended as follows: each reference to “$20,000,000” in Sections 2.8(a) and (b) shall be amended to “$25,600,000.

Section 1.5 Initial Public Offering. The reference to $200,000,000 in the defined term “Initial Public Offering” shall be amended to “$175,000,000”.

Section 1.6 Goldman Obligations. The Goldman Obligations are deemed satisfied for purposes of Section 5.14 of the Recapitalization Agreement.

SECTION 2

MISCELLANEOUS

Section 2.1 Effect of Amendments; Full Force and Effect. Except as otherwise provided herein, the Recapitalization Agreement shall remain in full force and effect, and from and after the execution hereof, the Recapitalization Agreement and this Amendment shall be read together as one single agreement.

Section 2.2 Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or required to be given hereunder shall be in writing and shall be deemed to be duly given if personally delivered, telecopied and confirmed, or mailed by certified mail, return receipt requested, or nationally recognized overnight delivery service with proof of receipt maintained, at to following addresses (or any other address that any such party may designate by written notice to the other parties):

If the Indigo Equityholders:

c/o Indigo Partners LLC

2525 E. Camelback Road

Suite 800

Phoenix, AZ 85016

Facsimile: (602) 224-1555

Attn: William A. Franke

If to the Oaktree Equityholders:

c/o Oaktree Capital Management, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90401

Facsimile: (213) 830-6394

Attn: Jordon L. Kruse

If to the Company:

Spirit Airlines, Inc.

2800 Executive Way

Miramar, FL 33025

Facsimile: (954) 447-7979

Attn: Chief Executive Officer

          General Counsel

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Facsimile: (650) 463-2600

Attn: Anthony J. Richmond

If to any other Equityholder:

To the address set forth on the signature page hereto.

Any such notice shall, if delivered personally, be deemed received upon delivery; shall, if delivered by telecopy, be deemed received on the first Business Day following confirmation; shall, if delivered by nationally recognized overnight delivery service, be deemed received the first Business Day after being sent; and shall, if delivered by mail, be deemed received upon the earlier of actual receipt thereof or five (5) Business Days after the date of deposit in the United States mail. Whenever any notice is required to be given by law or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 2.3 Governing Law; Submission to Process. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS ITSELF AND EACH OTHER RELATED PERSON TO THE NON-EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE STATE OF DELAWARE AND AGREES AND CONSENTS THAT SERVICE OF PROCESS MAY BE MADE UPON IT OR ANY OF ITS SUBSIDIARIES IN ANY LEGAL PROCEEDING RELATING TO THE THIS AGREEMENT. EACH OF THE PARTIES HERE IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

Section 2.4 Waiver of Jury Trial, Punitive Damages, Etc. EACH PARTY HERETO HEREBY:

(a) KNOWINGLY, VOLUNTARILY, INTENTIONALLY, AND IRREVOCABLY WAIVE, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR DIRECTLY OR INDIRECTLY AT ANY TIME ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR TRANSACTIONS CONTEMPLATED HEREBY OR ASSOCIATED HEREWITH, BEFORE OR AFTER MATURITY;

(b) CERTIFY THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OR AGENT OR COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS; AND

(c) ACKNOWLEDGE THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION.

Section 2.5 Entire Agreement. This Amendment and the documents and exhibits referenced herein (including the Recapitalization Agreement) sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings with respect to the subject matter hereof or thereof other than those expressly set forth herein and therein. This Amendment supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

Section 2.6 Assignment; Successors and Assigns. This Agreement shall be binding upon the parties hereto and their successors and assigns and inure to the benefit of the parties hereto and their successors and assigns; provided, however, that the Company may not delegate or assign any of its obligations hereunder, and any purported delegation or assignment shall be void, unless the Company has obtained the prior written consent of the Requisite Equityholders to such delegation or assignment, which consent the Requisite Equityholders may provide in their sole and absolute discretion. No Person, other than the parties hereto and their permitted successors and assigns, shall have any rights hereunder or be entitled to rely on this Agreement and all third-party beneficiary rights are hereby expressly disclaimed.

Section 2.7 Counterparts. This Agreement and any amendment hereto may be signed in any number of separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one Agreement (or amendment, as applicable). Any signature page delivered electronically or by facsimile (including without limitation transmission by Portable Document Format or other fixed image form) shall be binding to the same extent as an original signature page.

Section 2.8 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

Section 2.9 Specific Performance. The parties hereto recognizes that money damages may be inadequate to compensate the other parties for a breach of its obligations hereunder, and the irrevocably agrees that the other parties shall be entitled to the remedy of specific performance or the granting of such other equitable remedies as may be awarded by a court of competent jurisdiction in order to afford the parties to this Agreement the benefits of this Agreement and that each party shall not object and hereby waive any right to object to such remedy or such granting of other equitable remedies on the grounds that money damages will be sufficient to compensate the parties hereto.

Section 2.10 Further Assurances. The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SPIRIT AIRLINES, INC., a Delaware corporation

By:	/s/ Thomas C. Canfield
Name:	Thomas C. Canfield
Title:	SVP, General Counsel and Secretary

OCM SPIRIT HOLDINGS II, LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Geoff Greulich
	Name:	Geoff Greulich
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Vice President

OCM SPIRIT HOLDINGS III, LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Geoff Greulich
	Name:	Geoff Greulich
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Vice President

OCM SPIRIT HOLDINGS III-A, LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Geoff Greulich
	Name:	Geoff Greulich
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Vice President

OCM SPIRIT HOLDINGS, LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Geoff Greulich
	Name:	Geoff Greulich
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Vice President

POF SPIRIT FOREIGN HOLDINGS, LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Geoff Greulich
	Name:	Geoff Greulich
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Geoff Greulich
Name:	Geoff Greulich
Title:	Authorized Signatory

By:	/s/ Cass Traub
Name:	Cass Traub
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Geoff Greulich
Name:	Geoff Greulich
Title:	Authorized Signatory

By:	/s/ Cass Traub
Name:	Cass Traub
Title:	Authorized Signatory

INDIGO MIRAMAR LLC, a Delaware limited liability company

By:	INDIGO MANAGEMENT LLC, a Delaware limited liability company, its manager

By:	/s/ William A. Franke
Name: William A. Franke
Its: Manager

INDIGO FLORIDA, L.P., a Cayman Islands exempted limited partnership

By:	INDIGO PACIFIC PARTNERS L.P., a Cayman Islands exempted limited partnership, its general partner

By:	INDIGO PACIFIC MANAGEMENT LP, A Cayman Islands exempted limited partnership, its general partner

By:	INDIGO PACIFIC CAPITAL LLC, a Delaware limited liability company, its general partner

By:	INDIGO PACIFIC PARTNERS LLC, a Delaware limited liability company, its sole member

By:	/s/ William A. Franke
Name: William A. Franke
Its: Managing Member

INDIGO PARTNERS LLC

By:	/s/ William A. Franke
Name: William A. Franke
Its: President and Managing Partner

EXHIBIT 3

Spirit Airlines, Inc.

15,600,000 Shares

Common Stock

($0.0001 par value)

Underwriting Agreement

New York, New York

May 25, 2011

Citigroup Global Markets Inc.

Morgan Stanley & Co. Incorporated

As Representatives of the several Underwriters,

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

c/o Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Ladies and Gentlemen:

Spirit Airlines, Inc., a corporation incorporated under the laws of Delaware (the “Company”), proposes to sell to the several underwriters named in Schedule I hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, 15,600,000 shares of common stock, $0.0001 par value (“Common Stock”) of the Company (said shares to be issued and sold by the Company being hereinafter called the “Underwritten Securities”). The persons named in Schedule II hereto (the “Selling Stockholders”) propose to grant to the Underwriters an option to purchase up to 2,340,000 shares of Common Stock to cover over-allotments, if any, in the amounts and in the manner described in Schedule II (the “Option Securities”; the Option Securities, together with the Underwritten Securities, being hereinafter called the “Securities”). To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. In addition, to the extent that there is not more than one Selling Stockholder named in Schedule II, the term Selling Stockholder shall mean either the singular or plural. The use of the neuter in this Agreement shall include the feminine and masculine wherever appropriate. Certain terms used herein are defined in Section 20 hereof.

1. Representations and Warranties.

(i) The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

(a) The Company has prepared and filed with the Commission a registration statement (file number 333-169474) on Form S-1, including a related preliminary prospectus, for registration under the Act of the offering and sale of the Securities. Such Registration Statement, including any amendments thereto filed prior to the Execution Time, has become effective. The Company may have filed one or more amendments thereto, including a related preliminary prospectus, each of which has previously been furnished to you. The Company will file with the Commission a final prospectus in accordance with Rule 424(b). As filed, such final prospectus shall contain all information required by the Act and the rules thereunder and, except to the extent the Representatives shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution Time, shall contain only such specific additional information and other changes (beyond that contained in the latest Preliminary Prospectus) as the Company has advised you, prior to the Execution Time, will be included or made therein.

(b) On the Effective Date, the Registration Statement did, and when the Prospectus is first filed in accordance with Rule 424(b) and on the Closing Date (as defined herein) and on any date on which Option Securities are purchased, if such date is not the Closing Date (a “settlement date”), the Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the Act and the rules thereunder; on the Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing pursuant to Rule 424(b) and on the Closing Date and any settlement date, the Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement, or the Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement or the Prospectus (or any supplement thereto), it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8 hereof.

(c) (i) The Disclosure Package and the price to the public, the number of Underwritten Securities, the number of Option Securities and the underwriting discount to be included on the cover page of the Prospectus, when taken together as a whole and (ii) each electronic road show when taken together as a whole with the Disclosure Package and the price to the public, the number of Underwritten Securities, the number of Option Securities and the underwriting discount to be included on the cover page of the Prospectus, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(d) (i) At the time of filing the Registration Statement and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.

(e) Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(f) The Company (1) has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is chartered or organized with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Disclosure Package and the Prospectus, and (2) is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, businesses or properties of the Company, whether or not arising from transactions in the ordinary course of business (a “Material Adverse Effect”).

(g) There is no franchise, contract or other document of a character required to be described in the Registration Statement or Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required (and the Preliminary Prospectus contains in all material respects the same description of the foregoing matters contained in the Prospectus); and the statements in the Preliminary Prospectus and the Prospectus under the headings “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders”, “Business—Government Regulation” and “Description of Capital Stock”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(h) This Agreement has been duly authorized, executed and delivered by the Company.

(i) All the outstanding shares of capital stock have been duly and validly authorized and issued and are fully paid and nonassessable.

(j) The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Disclosure Package and the Prospectus, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended.

(k) The Securities have been approved for listing on the Nasdaq Global Select Market, subject to notice of issuance.

(l) No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except (i) filing with the Secretary of State of Delaware one or more Amended and Restated Certificates of Incorporation of the Company as part of the 2011 Recapitalization described in the Disclosure Package and the Prospectus, (ii) such as have been obtained under the Act and (iii) such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Disclosure Package and the Prospectus.

(m) Neither the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, (i) the charter or by-laws of the Company, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties, except, in the case of clauses (ii) and (iii), a conflict, breach, violation or imposition that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or a material adverse effect on the consummation of the transactions contemplated hereby.

(n) No holders of securities of the Company have rights to the registration of such securities under the Registration Statement that have not been previously waived.

(o) The consolidated historical financial statements and schedules of the Company included in the Preliminary Prospectus, the Prospectus and the Registration Statement present fairly in all material respects the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form in all material respects with the applicable accounting requirements of the Act and have been prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis throughout the periods involved (except as otherwise noted therein). The pro forma financial statements included in the Preliminary Prospectus, the Prospectus and the Registration Statement include assumptions that provide a reasonable basis for presenting the significant effects directly attributable to the transactions and events described therein, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma adjustments reflect the proper application of those adjustments to the historical financial statement amounts in the pro forma financial statements included in the Preliminary Prospectus, the Prospectus and the Registration Statement. The pro forma financial statements included in the Preliminary Prospectus, the Prospectus and the Registration Statement comply as to form in all material respects with the applicable accounting requirements of Regulation S-X under the Act.

(p) No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its property is pending or, to the best knowledge of the Company, threatened that could reasonably be expected to have a Material Adverse Effect or a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby , except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(q) The Company owns, leases or licenses or has the right to use all such properties as are necessary to the conduct of its operations as presently conducted.

(r) The Company is not in violation or default of (i) any provision of its charter or bylaws, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties, as applicable, which violation or default, in the case of clauses (ii) and (iii), would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(s) Ernst & Young LLP, who have certified certain financial statements of the Company and delivered their report with respect to the audited consolidated financial statements and schedules included in the Disclosure Package and the Prospectus, are independent public accountants with respect to the Company within the meaning of the Act and the applicable published rules and regulations thereunder.

(t) There are no transfer taxes or other similar fees or charges under Federal law or the laws of any state, or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Securities.

(u) The Company has filed all tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto)) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith and for which the Company has set aside on its books adequate reserves with respect thereto in conformity with GAAP or as would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(v) No labor problem or dispute with the employees of the Company exists or is threatened or, to the Company’s knowledge, imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers, contractors or customers, that could have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(w) The Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged, including war risk insurance on its aircraft under the FAA’s insurance program authorized under 49 U.S.C. § 44301 et seq.; all policies of insurance and fidelity or surety bonds insuring the Company or its businesses, assets, employees, officers and directors are in full force and effect; the Company is in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has not been refused any insurance coverage sought or applied for; and the Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(x) The Company possesses all licenses, certificates, permits and other authorizations issued by all applicable authorities, including the Department of Transportation, the Federal Aviation Administration and the Federal Communications Commission, necessary to conduct its business and the Company has not received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(y) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto), since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(z) The Company maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective at the reasonable assurance level.

(aa) The Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(bb) The Company is (i) in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) has received and is in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct its business and (iii) has not received notice of any actual or potential liability under any environmental law, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto). Except as set forth in the Disclosure Package and the Prospectus, the Company has not been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(cc) In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(dd) None of the following events has occurred or exists: (i) a failure to fulfill the obligations, if any, under the minimum funding standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations and published interpretations thereunder with respect to a Plan, determined without regard to any waiver of such obligations or extension of any amortization period; (ii) an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal or state governmental agency or any foreign regulatory agency with respect to the employment or compensation of employees by the Company that could have a Material Adverse Effect; (iii) any breach of any contractual obligation, or any violation of law or applicable qualification standards, with respect to the employment or compensation of employees by the Company that could have a Material Adverse Effect. None of the following events has occurred or is reasonably likely to occur: (i) a material increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year of the Company compared to the amount of such contributions made in the most recently completed fiscal year of the Company; (ii) a material increase in the “accumulated post-retirement benefit obligations” (within the meaning of Statement of Financial Accounting Standards 106) of the

Company compared to the amount of such obligations in the most recently completed fiscal year of the Company; (iii) any event or condition giving rise to a liability under Title IV of ERISA that could have a Material Adverse Effect; or (iv) the filing of a claim by one or more employees or former employees of the Company related to their employment that could have a Material Adverse Effect. For purposes of this paragraph, the term “Plan” means a plan (within the meaning of Section 3(3) of ERISA) subject to Title IV of ERISA with respect to which the Company may have any liability.

(ee) There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”) that are effective and applicable to the Company as of the date hereof, including Section 402 relating to loans. The Company presently expects to be in compliance with all additional provisions of the Sarbanes-Oxley Act that will become applicable to it, including those provisions relating to internal controls over financial reporting, when such provisions become applicable to the Company.

(ff) Neither the Company nor any director, officer, employee or affiliate of the Company, nor, to the Company’s knowledge, any agent or representative of the Company or of any of its affiliates, has taken or will take any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; and the Company and its affiliates have conducted their businesses in compliance with the FCPA and other applicable anti-corruption laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(gg) The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the anti-money laundering statutes of jurisdictions where the Company conducts business and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(hh) The Company represents that neither the Company nor any director or officer of the Company nor, to the knowledge of the Company, any agent, employee or affiliate of the Company is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is (i) currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or (ii) located, organized or resident in a country or territory that is the subject of sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria) and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any joint venture partner or other Person to fund or facilitate any activities of any Person currently subject to any U.S. sanctions administered by OFAC or in any other manner that will result in a violation of such sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise). The Company represents that for the past 5 years, it has not knowingly engaged in and is not now knowingly engaged in any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of sanctions.

(ii) The Company owns, possesses, licenses or has other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business as now conducted or as proposed in the Prospectus to be conducted except where the failure to own or possess or otherwise be able to acquire such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect. To the Company’s knowledge, (i) there is no material infringement by third parties of any such Intellectual Property; (ii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property; (iii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; and (iv) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others; except for the foregoing items set forth in clauses (i) through (iv) of this subparagraph, which would not, individually or in the aggregate, have a Material Adverse Effect.

(jj) The Company (i) is an “air carrier” within the meaning of 49 U.S.C. Section 40102(a); (ii) holds an air carrier operating certificate issued by the Secretary of Transportation pursuant to Chapter 447 of Title 49 of the United States Code for aircraft capable of carrying 10 or more individuals or 6,000 pounds or more of cargo; and (iii) is a “citizen of the United States” as defined in 49 U.S.C. Section 40102.

Any certificate signed by any officer of the Company on its behalf and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

(ii) Each Selling Stockholder, severally and not jointly, as to itself represents and warrants to, and agrees with, the Underwriters and the Company that:

(a) Such Selling Stockholder is the record and beneficial owner of the Securities to be sold by it hereunder free and clear of all liens, encumbrances, equities and claims and has duly endorsed such Securities in blank, and has full power and authority to sell its interest in the Securities, and, assuming that each Underwriter acquires its interest in the Securities it has purchased from such Selling Stockholder without notice of any adverse claim (within the meaning of Section 8-105 of the New York Uniform Commercial Code (“UCC”)), each Underwriter that has purchased such Securities delivered on the Closing Date to The Depository Trust Company or other securities intermediary by making payment therefor as provided herein, and that has had such Securities credited to the securities account or accounts of such Underwriters maintained with The Depository Trust Company or such other securities intermediary will have acquired a security entitlement (within the meaning of Section 8-102(a)(17) of the UCC) to such Securities purchased by such Underwriter, and no action based on an adverse claim (within the meaning of Section 8-105 of the UCC) may be asserted against such Underwriter with respect to such Securities.

(b) Such Selling Stockholder has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(c) Certificates in negotiable form for all of the Option Securities to be sold by such Selling Stockholder hereunder have been placed in custody, for delivery pursuant to the terms of this Agreement, under a Custody Agreement and Power of Attorney duly authorized (if applicable), executed and delivered by such Selling Stockholder, in the form heretofore furnished to you (the “Custody Agreement”) with Wells Fargo Shareholder Services, as Custodian (the “Custodian”); the Option Securities represented by the certificates so held in custody for each Selling Stockholder are subject to the interests hereunder of the Underwriters; the arrangements for custody and delivery of such certificates, made by such Selling Stockholder hereunder and under the Custody Agreement, are not subject to termination by any acts of such Selling Stockholder, or by operation of law, whether by the death or incapacity of such Selling Stockholder or the occurrence of any other event; and if any such death, incapacity or any other such event shall occur before the delivery of such Option Securities hereunder, certificates for the Option Securities will be delivered by the Custodian in accordance with the terms and conditions of this Agreement and the Custody Agreement as if such death, incapacity or other event had not occurred, regardless of whether or not the Custodian shall have received notice of such death, incapacity or other event.

(d) No consent, approval, authorization, filing or order of any court or governmental agency or body is required for the consummation by such Selling Stockholder of the transactions contemplated herein, except (i) such as may have been obtained under the Act or under the blue sky laws of any jurisdiction or the approval by FINRA of the underwriting terms and arrangements in connection with the purchase and distribution of the Option Securities by the Underwriters, (ii) filing with the Secretary of State of Delaware one or more Amended and Restated Certificates of Incorporation of the Company as part of the 2011 Recapitalization described in the Disclosure Package and the Prospectus, and (iii) such other approvals as have been obtained.

(e) Neither the sale of the Option Securities being sold by such Selling Stockholder nor the consummation of any other of the transactions herein contemplated by such Selling Stockholder or the fulfillment of the terms hereof by such Selling Stockholder will conflict with, result in a breach or violation of, or constitute a default under any law or the organizational documents of such Selling Stockholder or the terms of any indenture or other agreement or instrument to which such Selling Stockholder or any of its subsidiaries, if any, is a party or bound, or any judgment, order or decree applicable to such Selling Stockholder or any of its subsidiaries, if any, of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over such Selling Stockholder or any of its subsidiaries, if any.

(f) The sale of Securities by such Selling Stockholder pursuant hereto is not prompted by any information concerning the Company or any of its subsidiaries which is not set forth in the Disclosure Package and the Prospectus.

(g) In respect of any statements in or omissions from the Registration Statement, the Prospectus, any Preliminary Prospectus or any Free Writing Prospectus or any amendment or supplement thereto used by the Company or any Underwriter, as the case may be, made in reliance upon and in conformity with information furnished in writing to the Company by any Selling Stockholder specifically for use in connection with the preparation thereof, such Selling Stockholder hereby makes the same representations and warranties to each Underwriter as the Company makes to such Underwriter under paragraphs (i)(b), (i)(c) and (i)(e) of this Section 1.

Any certificate signed by any officer of any Selling Stockholder and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Option Securities shall be deemed a representation and warranty by such Selling Stockholder, as to matters covered thereby, to each Underwriter.

2. Purchase and Sale. (a) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at a purchase price of $11.28 per share, the amount of the Underwritten Securities set forth opposite such Underwriter’s name in Schedule I hereto.

(b) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Selling Stockholders hereby grant an option to the several Underwriters to purchase, severally and not jointly, up to 2,340,000 Option Securities at the same purchase price per share as the Underwriters shall pay for the Underwritten Securities. Said option may be exercised only to cover over-allotments in the sale of the Underwritten Securities by the Underwriters. Said option may be exercised in whole or in part at any time or from time to time on or before the 30th day after the date of the Prospectus upon written or telegraphic notice by the Representatives to the Company and the Selling Stockholders setting forth the number of shares of the Option Securities as to which the several Underwriters are exercising the option and the settlement date. The amount of Option Securities each Selling Stockholder agrees to sell to the Underwriters pursuant hereto is set forth in Schedule II hereto. In the event that the Underwriters exercise less than their full over-allotment option, the number of Option Securities to be sold by each Selling Stockholder shall be as set forth in the manner described on Schedule II hereto. The number of Option Securities to be purchased by each Underwriter shall be the same percentage of the total number of shares of the Option Securities to be purchased by the several Underwriters as such Underwriter is purchasing of the Underwritten Securities, subject to such adjustments as you in your absolute discretion shall make to eliminate any fractional shares.

3. Delivery and Payment. Delivery of and payment for the Underwritten Securities and the Option Securities (if the option provided for in Section 2(b) hereof shall have been exercised on or before the third Business Day immediately preceding the Closing Date) shall be made at 10:00 AM, New York City time, on June 1, 2011, or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company, with respect to the Underwritten Securities, or among the Representatives, the Company and the Selling Stockholders, with respect to the Option Securities, or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the respective aggregate purchase prices of the Securities being sold by the Company and each of the Selling Stockholders to or upon the order of the Company and the Selling Stockholders by wire transfer payable in same-day funds to the accounts specified by the Company. Delivery of the Underwritten Securities and the Option Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.

Each Selling Stockholder will pay all applicable state transfer taxes, if any, involved in the transfer to the several Underwriters of the Option Securities to be purchased by them from such Selling Stockholder and the respective Underwriters will pay any additional stock transfer taxes involved in further transfers.

If the option provided for in Section 2(b) hereof is exercised after the third Business Day immediately preceding the Closing Date, the Selling Stockholders named in Schedule II hereto will deliver in accordance with Schedule II hereto the Option Securities (at the expense of the Company) to the Representatives, at 1585 Broadway, New York, New York, on the date specified by the Representatives (which shall be within three Business Days after exercise of said option) for the respective accounts of the several Underwriters, against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Selling Stockholders by wire transfer payable in same-day funds to an account specified by the Selling Stockholders. If settlement for the Option Securities occurs after the Closing Date, the Company and the Selling Stockholders will deliver to the Representatives on the settlement date for the Option Securities, and the obligation of the Underwriters to purchase the Option Securities shall be conditioned upon receipt of, supplemental opinions, certificates and letters confirming as of such date the opinions, certificates and letters delivered on the Closing Date pursuant to Section 6 hereof.

4. Offering by Underwriters. It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the Prospectus.

5. Agreements.

(i) The Company agrees with the several Underwriters that:

(a) Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement or supplement to the Prospectus or any Rule 462(b) Registration Statement unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. The Company will cause the Prospectus, properly completed, and any supplement thereto to be filed in a form approved by the Representatives with the

Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Representatives of such timely filing. The Company will promptly advise the Representatives (1) when the Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b) or when any Rule 462(b) Registration Statement shall have been filed with the Commission, (2) when, prior to termination of the offering of the Securities, any amendment to the Registration Statement shall have been filed or become effective, (3) of any request by the Commission or its staff for any amendment of the Registration Statement, or any Rule 462(b) Registration Statement, or for any supplement to the Prospectus or for any additional information, (4) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice objecting to its use or the institution or threatening of any proceeding for that purpose and (5) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its reasonable best efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement and, upon such issuance, occurrence or notice of objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its reasonable best efforts to have such amendment or new registration statement declared effective as soon as practicable.

(b) If, at any time prior to the filing of the Prospectus pursuant to Rule 424(b), any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, the Company will (1) notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented; (2) amend or supplement the Disclosure Package to correct such statement or omission; and (3) supply any amendment or supplement to you in such quantities as you may reasonably request.

(c) If, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event occurs as a result of which the Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Prospectus to comply with the Act or the rules thereunder, the Company promptly will (1) notify the Representatives of any such event; (2) prepare and file with the Commission, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement which will correct such statement or omission or effect such compliance; and (3) supply any supplemented Prospectus to you in such quantities as you may reasonably request.

(d) As soon as practicable, but not later than the Availability Date (as defined below), the Company will make generally available to its security holders an earnings statement covering a period of at least 12 months beginning after the Effective Date of the Registration Statement that will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act. For the purpose of the preceding sentence, “Availability Date” means the day after the end of the fourth fiscal quarter following the fiscal quarter that includes such Effective Time on which the Company is required to file its Form 10-Q for such fiscal quarter except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the day after the end of such fourth fiscal quarter on which the Company is required to file its Form 10-K.

(e) The Company will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of each Preliminary Prospectus, the Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the offering.

(f) The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may designate and will maintain such qualifications in effect so long as required for the distribution of the Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to taxation in excess of a nominal amount or to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject.

(g) The Company will not, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any other shares of Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock; or publicly announce an intention to effect any such transaction, for a period of 180 days after the date of the Underwriting Agreement, provided, however, that the Company may issue and sell Common Stock, or securities convertible into or exercisable or exchangeable for shares of Common Stock, pursuant to any compensatory stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the Execution Time and the Company may issue Common Stock issuable upon the conversion of securities outstanding at the Execution Time or as disclosed in the Prospectus. Notwithstanding the foregoing, if (x) during the last 17 days of the 180-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or (y) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions imposed in this clause shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless otherwise waived by Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated. The Company will provide the Representatives and each individual subject to the restricted period pursuant to the lock-up letter described in Section 6(m) with prior notice of any such announcement that gives rise to an extension of the restricted period.

(h) The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(i) The Company agrees to file the Amended and Restated Certificate of Incorporation as part of the 2011 Recapitalization described in the Disclosure Package and the Prospectus with the Secretary of the State of Delaware on the Closing Date for the Underwritten Securities.

(j) The Company will use the net proceeds received by it in connection with the offering in the manner described in the “Use of Proceeds” section of the Disclosure Package and, except as disclosed in the Disclosure Package, the Company does not intend to use any of the proceeds from the sale of the Underwritten Securities hereunder to repay any outstanding debt known by it to be owed to any affiliate of any Underwriter.

(k) The Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), each Preliminary Prospectus, the Prospectus and each Issuer Free Writing Prospectus, and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each Preliminary Prospectus, the Prospectus and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the printing (or reproduction) and delivery of this Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Securities; (v) the registration of the Securities under the Exchange Act and the listing of the Securities on the Nasdaq Global Select Market; (vi) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification); (vii) any filings required to be made with the Financial Industry Regulatory Authority, Inc. (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); (viii) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Securities; (ix) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company and the Selling Stockholders; and (x) all other costs and expenses incident to the performance by the Company and the Selling Stockholders of their obligations hereunder. If the transactions contemplated herein are consummated, the Representatives agree to pay (1) to the Company, $0.06 per share of the Underwritten Securities with respect to reimbursement of the total documented out-of-pocket expenses incurred by the Company in connection with the Offering and (2) to each Selling Stockholder, $0.06 per share of the Option Securities sold by such Selling Stockholder with respect to reimbursement of the expenses incurred by such Selling Stockholder in connection with the Offering. If the transactions contemplated herein are not consummated, no amounts shall be payable by the Representatives pursuant to this paragraph.

(l) The Company agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule III hereto. Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted

Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(ii) Each Selling Stockholder agrees with the several Underwriters that:

(a) Such Selling Stockholder will not, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Selling Stockholder or any affiliate of the Selling Stockholder or any person in privity with the Selling Stockholder or any affiliate of the Selling Stockholder) directly or indirectly, or file (or participate in the filing of) a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period of 180 days after the date of this Agreement. The restrictions contained in the preceding sentence shall not apply as provided on Exhibit A. Notwithstanding the foregoing, if (x) during the last 17 days of the 180-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or (y) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions imposed in this clause shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless otherwise waived by Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated.

(b) Such Selling Stockholder agrees that, unless Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated waive the restricted period applicable to its securities as described in (a) above, it will not waive the restricted period applicable to the securities owned by other stockholders of the Company that are subject to the lock-up agreement contained in the Recapitalization Agreement dated September 17, 2010 between the Company, each Selling Stockholder and such other stockholders of the Company.

(c) Such Selling Stockholder will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(d) Such Selling Stockholder will advise you promptly, and if requested by you, will confirm such advice in writing, so long as delivery of a prospectus relating to the Securities by an underwriter or dealer may be required under the Act, of any change in information in the Registration Statement, the Prospectus any Preliminary Prospectus or any Free Writing Prospectus or any amendment or supplement thereto relating to such Selling Stockholder.

(e) Such Selling Stockholder represents that it has not prepared or had prepared on its behalf or used or referred to, and agrees that it will not prepare or have prepared on its behalf or use or refer to, any Free Writing Prospectus, and has not distributed and will not distribute any written materials in connection with the offer or sale of the Option Securities.

6. Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Underwritten Securities and the Option Securities, as the case may be, shall be subject to the accuracy of the representations and warranties on the part of the Company and the Selling Stockholders contained herein as of the Execution Time, the Closing Date and any settlement date pursuant to Section 3 hereof, to the accuracy of the statements of the Company and the Selling Stockholders made in any certificates pursuant to the provisions hereof, to the performance by the Company and the Selling Stockholders of their respective obligations hereunder and to the following additional conditions:

(a) The Prospectus, and any supplement thereto, have been filed in the manner and within the time period required by Rule 424(b); any material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; and no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

(b) The Company shall have requested and caused Latham & Watkins LLP, counsel for the Company, to have furnished to the Representatives its opinion, dated the Closing Date and addressed to the Representatives, as set forth in Exhibit B.

(c) The Company shall have requested and caused Kirstein & Young, PLLC, regulatory counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives as set forth in Exhibit C.

(d) The Selling Stockholders shall have requested and caused Latham & Watkins LLP, counsel for Indigo Miramar LLC, Walkers, counsel for Indigo Florida L.P. and Milbank, Tweed, Hadley & McCloy LLP, counsel for OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC and POF Spirit Foreign

Holdings, LLC to have furnished to the Representatives their opinions, dated the settlement date for the Option Securities and addressed to the Representatives as set forth in Exhibit D.

(e) The Representatives shall have received from Cleary Gottlieb Steen & Hamilton LLP, counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Registration Statement, the Disclosure Package, the Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company and each Selling Stockholder shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(f) The Company shall have furnished to the Representatives a certificate of the Company, executed on its behalf by the Chairman of the Board or the President and the principal financial or accounting officer of the Company, dated the Closing Date, to the effect that:

(i) the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii) no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened; and

(iii) since the date of the most recent financial statements included in the Disclosure Package and the Prospectus (exclusive of any supplement thereto), there has been no Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(g) Each Selling Stockholder shall have furnished to the Representatives a certificate, signed by the Chairman of the Board or the President and the principal financial or accounting officer of such Selling Stockholder, dated the settlement date of the Option Securities, to the effect that the representations and warranties of such Selling Stockholder in this Agreement are true and correct in all material respects on and as of the Closing Date to the same effect as if made on the settlement date of the Option Securities and that the Selling Stockholder has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such settlement date.

(h) The Company shall have requested and caused Ernst & Young LLP to have furnished to the Representatives at the Execution Time and at the Closing Date, letters, dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Representatives, to the effect set forth in Exhibit E.

(i) Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and the Prospectus (exclusive of any supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (h) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any amendment or supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof), the Disclosure Package and the Prospectus (exclusive of any amendment or supplement thereto).

(j) Prior to the Closing Date, the Company and the Selling Stockholders shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

(k) The Securities shall have been listed and admitted and authorized for trading on the Nasdaq Global Select Market, and satisfactory evidence of such actions shall have been provided to the Representatives.

(l) At the Execution Time, the Company shall have furnished to the Representatives a letter substantially in the form of Exhibit A hereto from each officer and director of the Company and each Selling Stockholder addressed to the Representatives.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company and each Selling Stockholder in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered at the office of Cleary Gottlieb Steen & Hamilton LLP, counsel for the Underwriters, at One Liberty Plaza, New York, New York 10006, on the Closing Date.

7. Reimbursement of Underwriters’ Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any refusal, inability or failure on the part of the Company or any Selling Stockholder to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company and the Selling Stockholders will reimburse the Underwriters severally through Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated on demand for all out of pocket expenses (including reasonable fees and disbursements of counsel) that shall have been reasonably incurred by them in connection with the proposed purchase and sale of the Securities. If the Company is required to make any payments to the Underwriters under this Section 7 because of any Selling Stockholder’s refusal, inability or failure to satisfy any condition to the obligations of the Underwriters set forth in Section 6, the Selling Stockholders pro rata in proportion to the percentage of Securities to be sold by each shall reimburse the Company on demand for all amounts so paid. If this Agreement is terminated pursuant to Section 9 by reason of the default of one or more Underwriters, neither the Company nor any Selling Stockholder shall be obligated to reimburse any defaulting Underwriter on account of those expenses.

8. Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter, each person who controls any Underwriter within the meaning of either the Act or the Exchange Act, and each affiliate of any Underwriter within the meaning of the Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities as originally filed or in any amendment thereof, or in any Preliminary Prospectus, the Prospectus, or any Issuer Free Writing Prospectus or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b) Each Selling Stockholder severally agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act and each other Selling Stockholder, if any, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information furnished to the Company by or on behalf of such Selling Stockholder specifically for inclusion in the documents referred to in the foregoing indemnity. The liability of each Selling Stockholder under such Selling Stockholder’s representations and warranties contained in Section 1 hereof and under the indemnity and contribution agreements contained in this Section 8 shall be limited to an amount equal to the total net proceeds (after deducting underwriters’ discounts and commissions but before deducting expenses) from the sale of the Option Securities by such Selling Stockholder to the Underwriters pursuant to this Agreement at the initial public offering price as set forth in the table on the cover page of the Prospectus. The Company and the Selling Stockholders may agree, as among themselves and without limiting the rights of the Underwriters under this Agreement, as to the respective amounts of such liability for which they each shall be responsible. This indemnity agreement will be in addition to any liability which any Selling Stockholder may otherwise have.

(c) Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company and each Selling Stockholder, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company or such Selling Stockholder within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Company and each Selling Stockholder acknowledges that the statements set forth (i) in the last paragraph of the cover page regarding delivery of the Securities and, under the heading “Underwriting”, (ii) the list of Underwriters and their respective participation in the sale of the Securities, (iii) the sentences related to concessions and reallowances and (iv) the paragraph related to stabilization, syndicate covering transactions and penalty bids in the Preliminary Prospectus and the Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in the Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus.

(d) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a), (b) or (c) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a), (b) or (c) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(e) In the event that the indemnity provided in paragraph (a), (b), (c) or (d) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, then each indemnifying party shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which the Company, the Selling Stockholders and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Stockholders, on the one hand, and by the Underwriters, on the other, from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, then each indemnifying party shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Selling Stockholders, on the one hand, and of the Underwriters, on the other, in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company and the Selling Stockholders shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by them, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company or the Selling Stockholders, on the one hand, or the Underwriters, on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company, the Selling Stockholders and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (e), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each affiliate, director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (e).

9. Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the amount of Securities set forth opposite their names in Schedule I hereto bears to the aggregate amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate amount of Securities set forth in Schedule I hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter, the Selling Stockholders or the Company. In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement and the Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company, the Selling Stockholders or any nondefaulting Underwriter for damages occasioned by its default hereunder.

10. Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) trading in the Company’s Common Stock shall have been suspended by the Commission or the Nasdaq Global Select Market or trading in securities generally on the New York Stock Exchange or the American Stock Exchange shall have been suspended or limited or minimum prices shall have been established on any of such exchanges, (ii) a banking moratorium shall have been declared either by Federal or New York State authorities or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Preliminary Prospectus or the Prospectus (exclusive of any amendment or supplement thereto).

11. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers, of each Selling Stockholder and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to (a) the Citigroup Global Markets Inc. General Counsel (fax no.: (212) 816-7912) and confirmed to the General Counsel, Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York, 10013, Attention: General Counsel; (b) Morgan Stanley & Co. Incorporated, Attention: Equity Syndicate Desk fax no.: (212) 507-4075 and confirmed to the Legal Department, Morgan Stanley & Co. Incorporated, at 1585 Broadway, New York, New York 10036, Attention: General Counsel; or (c) if sent to the Company, will be mailed, delivered or telefaxed to (954) 447-7854 and confirmed to it at Spirit Airlines, Inc., 2800 Executive Way, Miramar, Florida, 33025, Attention: Thomas Canfield, General Counsel; or if sent to any Selling Stockholder, will be mailed, delivered or telefaxed and confirmed to it at the address set forth in Schedule II hereto.

13. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

14. No fiduciary duty. The Company and each Selling Stockholder hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company or Selling Stockholder, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Company or any Selling Stockholder and (c) the Company’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company and each Selling Stockholder agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company or any Selling Stockholder on related or other matters). The Company and each Selling Stockholder agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company or such Selling Stockholder, as the case may be, in connection with such transaction or the process leading thereto.

15. Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company, the Selling Stockholders and the Underwriters, or any of them, with respect to the subject matter hereof.

16. Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17. Waiver of Jury Trial. The Company and each Selling Stockholder hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

18. Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

19. Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

20. Definitions. The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City.

“Commission” shall mean the Securities and Exchange Commission.

“Disclosure Package” shall mean (i) the Preliminary Prospectus that is generally distributed to investors and used to offer the Securities, (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule III hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement, any post-effective amendment or amendments thereto and any Rule 462(b) Registration Statement became or becomes effective.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Preliminary Prospectus” shall mean any preliminary prospectus referred to in paragraph 1(i)(a) above and any preliminary prospectus included in the Registration Statement at the Effective Date that omits Rule 430A Information.

“Prospectus” shall mean the prospectus relating to the Securities that is first filed pursuant to Rule 424(b) after the Execution Time.

“Registration Statement” shall mean the registration statement referred to in paragraph 1(a) above, including exhibits and financial statements and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430A, as amended at the Execution Time and, in the event any post-effective amendment thereto or any Rule 462(b) Registration Statement becomes effective prior to the Closing Date, shall also mean such registration statement as so amended or such Rule 462(b) Registration Statement, as the case may be.

“Rule 158”, “Rule 163”, “Rule 164”, “Rule 172”, “Rule 405”, “Rule 415”, “Rule 424”, “Rule 430A” and “Rule 433” refer to such rules under the Act.

“Rule 430A Information” shall mean information with respect to the Securities and the offering thereof permitted to be omitted from the Registration Statement when it becomes effective pursuant to Rule 430A.

“Rule 462(b) Registration Statement” shall mean a registration statement and any amendments thereto filed pursuant to Rule 462(b) relating to the offering covered by the registration statement referred to in Section 1(a) hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company, the Selling Stockholder(s) and the several Underwriters.

Very truly yours,

Spirit Airlines, Inc.

By:	/s/ Thomas C. Canfield
	Name:	Thomas C. Canfield
	Title:	SVP, General Counsel & Secretary

[Signature Page – Underwriting Agreement]

INDIGO FLORIDA, L.P., a Cayman Islands exempted limited partnership

By: Indigo Pacific Management LP, its general partner

By: Indigo Pacific Capital LLC, its general partner

By:	/s/ Thomas Canfield
Name:	Thomas Canfield
Title:	Attorney-in-fact

[Signature Page – Underwriting Agreement]

INDIGO MIRAMAR LLC, a Delaware limited liability company

By:	/s/ Thomas Canfield
Name:	Thomas Canfield
Title:	Attorney-in-fact

[Signature Page – Underwriting Agreement]

OCM SPIRIT HOLDINGS II, LLC

By:	/s/ Thomas Canfield
Name:	Thomas Canfield
Title:	Attorney-in-fact

[Signature Page – Underwriting Agreement]

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated

By:	Citigroup Global Markets Inc.

By:	/s/ Alex Setnessi
	Name:	Alex Setnessi
	Title:	Vice President

By:	Morgan Stanley & Co. Incorporated

By:	/s/ Kenneth Pott
	Name:	Kenneth Pott
	Title:	Managing Director

For themselves and the other several Underwriters named in Schedule I to the foregoing Agreement.

[Signature Page – Underwriting Agreement]

EXHIBIT 4

SPIRIT AIRLINES, INC.

STOCKHOLDERS VOTING AGREEMENT

Dated as of June 1, 2011

- i -

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this “Agreement”) is entered into as of June 1, 2011, by and among (i) Spirit Airlines, Inc., a Delaware corporation (the “Company”), (ii) OCM Spirit Holdings, LLC, a Delaware limited liability company (“Holdings”), (iii) OCM Spirit Holdings II, LLC, a Delaware limited liability company (“Holdings II”), (iv) OCM Principal Opportunities Fund II, L.P., a Delaware limited partnership (“POF II”), (v) OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“POF III,” and together with POF II, collectively, the “POF Investors”), (vi) POF Spirit Foreign Holdings, LLC, a Delaware limited liability company (“Foreign Holdings”) (Holdings, Holdings II, the POF Investors and Foreign Holdings are referred to herein, collectively, the “Oaktree Investors”), (vii) Indigo Florida L.P., a Cayman Islands exempt limited partnership (“Indigo Florida”), and (viii) Indigo Miramar LLC, a Delaware limited liability company (“Indigo Miramar,” and together with Indigo Florida, the “Indigo Investors”).

WHEREAS, the Company is currently contemplating an underwritten initial public offering (the “IPO”) of shares of its Common Stock;

WHEREAS, as of the date of this Agreement, the Sponsor Stockholders (as defined below) collectively own greater than a majority of the outstanding Voting Securities of the Company, and, effective as of the closing date of the IPO (the “Closing Date”), will continue collectively to hold a majority of the outstanding Voting Securities; and

WHEREAS, until such time as the Sponsor Stockholders collectively hold less than a majority of the outstanding Voting Securities of the Company, the Sponsor Stockholders desire to vote all of their shares of Voting Securities as a group to elect members of the Company’s board of directors (the “Board”) as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I. DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein shall have the following meanings:

“Affiliate” means, with respect to any Person, an “affiliate” as defined in Rule 405 of the regulations promulgated under the Securities Act.

“Agreement” shall have the meaning set forth in the Preamble.

“beneficially own” or “beneficial ownership” shall have the meaning ascribed to such terms in Rule 13d-3 under the Exchange Act.

“Board” shall have the meaning set forth in the Recitals.

“Closing Date” shall have the meaning set forth in the Recitals.

“Common Stock” shall mean shares of Class A Common Stock, par value $0.0001 per share of the Company, or any successor shares into which such Common Stock is exchanged or reclassified.

“Company” shall have the meaning set forth in the Preamble.

“COUS” means a “United States citizen,” as defined in 49 U.S.C. Section 40102(a)(15), as in effect on the date in question, or any successor statute or regulation.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated pursuant thereto

“Foreign Holdings” shall have the meaning set forth in the Preamble.

“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. and other federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Holdings” shall have the meaning set forth in the Preamble.

“Holdings II” shall have the meaning set forth in the Preamble.

“Indigo Florida” shall have the meaning set forth in the Preamble.

“Indigo Investors” shall have the meaning set forth in the Preamble.

“Indigo Miramar” shall have the meaning set forth in the Preamble.

“Law” means any applicable constitutional provision, statute, act, code, law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a Governmental Authority and shall include, for the avoidance of any doubt, the General Corporation Law of the State of Delaware and the listing or other standards of any applicable stock exchange.

“Oaktree Investors” shall have the meaning set forth in the Preamble.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government or agency or political subdivision thereof.

“POF II” shall have the meaning set forth in the Preamble.

“POF III” shall have the meaning set forth in the Preamble.

“POF Investors” shall have the meaning set forth in the Preamble.

“Public Sale” means any sale of Stockholder Shares or other Company securities, as applicable, to the public pursuant to an offering registered under the Securities Act or to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 adopted under the Securities Act.

“Relative Ownership” means, (i) with respect to the Indigo Investors, the quotient of (a) total number of Stockholder Shares held by the Indigo Investors divided by (b) the total number of Stockholder Shares held by the Sponsor Stockholders, and (ii) with respect to the POF Investors, the quotient of (x)

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total number of Stockholder Shares held by the Oaktree Investors divided by (y) the total number of Stockholder Shares held by the Sponsor Stockholders.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated pursuant thereto.

“Sponsor Directors” shall have the meaning set forth in Section 2.01(b).

“Sponsor Stockholders” shall mean the Indigo Investors and the Oaktree Investors.

“Stockholder Shares” means any Voting Securities held by any of the Sponsor Stockholders as of the date hereof or at any time thereafter. As to any particular shares constituting Stockholder Shares, such shares shall cease to be Stockholder Shares when they have been transferred pursuant to a Public Sale.

“Total Number of Directors” shall have the meaning set forth in Section 2.01(a).

“Total Voting Power of the Company” means the total number of votes that may be cast in the election of directors of the Company if all Voting Securities outstanding or treated as outstanding pursuant to the final two sentences of this definition were present and voted at a meeting held for such purpose. The percentage of the Total Voting Power of the Company beneficially owned by any Person is the percentage of the Total Voting Power of the Company that is represented by the total number of votes that may be cast in the election of directors of the Company by Voting Securities beneficially owned by such Person. In calculating such percentage, the Voting Securities beneficially owned by any Person that are not outstanding but are subject to issuance upon exercise or exchange of rights of conversion or any options, warrants or other rights beneficially owned by such Person shall be deemed to be outstanding for the purpose of computing the percentage of the Total Voting Power of the Company represented by Voting Securities beneficially owned by such Person.

“Voting Securities” means Common Stock and any other securities of the Company entitled to vote generally in the election of directors of the Company.

Section 1.02 Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter forms and the singular form of words shall include the plural and vice versa. All references to Articles and Sections refer to articles and sections of this Agreement, respectively. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” (except to the extent the context otherwise provides). This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

ARTICLE II. VOTING AGREEMENT

Section 2.01 Composition of the Board.

(a) On the Closing Date, the authorized number of directors on the Board shall be established at eleven (11) directors, subject to change as set forth in the Bylaws of the Company (the number of directors authorized at any given time, the “Total Number of Directors”).

(b) During the term of this Agreement, the Indigo Investors and the POF Investors shall have the right to designate the Total Number of Directors (collectively, the “Sponsor Directors” and each, individually, a “Sponsor Director”), two-thirds of whom shall be a COUS.

5

(c) Effective as of the Closing Date, each of the Sponsor Stockholders shall vote all of its Stockholder Shares and shall take all other necessary or desirable actions within its control (whether in the capacity as a stockholder or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary and desirable actions within its control (including, without limitation, including in the slate of nominees recommended by the Board the persons designated pursuant to this Section 2.01), so that the following Sponsor Directors shall be elected to the Board at each meeting of the stockholders of the Company:

(i) a number of directors designated by Indigo Miramar equal to the product of (x) the Relative Ownership of Indigo Miramar and (y) the Total Number of Directors to be elected;

(ii) a number of directors designated by Indigo Florida equal to the product of (x) the Relative Ownership of Indigo Florida and (y) the Total Number of Directors to be elected; and

(iii) a number of directors designated by the POF Investors equal to the product of (x) the Relative Ownership of the POF Investors and (y) the Total Number of Directors to be elected.

For purposes of calculating the number of directors that Indigo Miramar, Indigo Florida and POF Investors are each entitled to designate pursuant to the immediately preceding sentence, any fractional amounts shall automatically be rounded to the nearest whole number (e.g., 1.25 directors shall equate to one director and 1.75 shall equate to two directors) and any such calculations shall be made on a pro forma basis, including, for the avoidance of doubt, taking into account any increase in the size of the Board; provided, however, that in the case where the sum of the number of directors to be designated by Indigo Miramar (pursuant to this Section 2.01(c)(i)) and Indigo Florida (pursuant to this Section 2.01(c)(ii)) should be greater than the number of directors that would be able to be designated if calculated by multiplying (x) the Relative Ownership of the Indigo Investors and (y) the Total Number of Directors to be elected, then in such instance, the fractional amount of Indigo Florida shall (regardless of whether it is above or below X.50) shall be rounded up, and the fractional amount of Indigo Miramar (regardless of whether it is above or below X.50) shall be rounded down.

(d) In the event that any Sponsor Director for any reason ceases to serve as a member of the Board during such person’s term of office, the resulting vacancy on the Board shall be filled by (i) in the case when such Sponsor Director had been designated by Indigo Miramar or Indigo Florida, as the case may be, a designee of Indigo Miramar or Indigo Florida, as applicable, and (ii) in the case that such Sponsor Director was designated by the POF Investors, a designee of the POF Investors.

(e) For the avoidance of doubt, the parties hereto acknowledge and agree that this Agreement does not restrict or otherwise impair any Sponsor Stockholder’s right to sell, assign or otherwise transfer its Common Stock to any other Person.

ARTICLE III. GENERAL PROVISIONS

Section 3.01 Notices

(a) Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or required to be given hereunder shall be in writing and shall be deemed to be duly given if personally delivered, telecopied and confirmed, or mailed by certified mail, return receipt requested, or nationally recognized overnight delivery service with proof of receipt maintained, at the following addresses (or any other address that any such party may designate by written notice to the other parties):

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(i) if to the Indigo Investors:

c/o Indigo Partners LLC
2525 E. Camelback Road
Suite 800
Phoenix, AZ 85016
Facsimile: (602) 224-1555
Attn:	William A. Franke

(ii) if to the Oaktree Investors:

c/o Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90401
Facsimile: (213) 830-6394
Attn:	Jordon L. Kruse

(iii) if to the Company:

Spirit Airlines, Inc.
2800 Executive Way
Miramar, FL 33025
Facsimile: (954) 447-7979
Attn:	Chief Executive Officer General Counsel

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Facsimile: (650) 463-2600
Attn:	Anthony J. Richmond

(b) Any such notice shall, if delivered personally, be deemed received upon delivery; shall, if delivered by telecopy, be deemed received on the first business day following confirmation; shall, if delivered by nationally recognized overnight delivery service, be deemed received the first business day after being sent; and shall, if delivered by mail, be deemed received upon the earlier of actual receipt thereof or five (5) business days after the date of deposit in the United States mail.

(c) Whenever any notice is required to be given by Law or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

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Section 3.02 Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by each of the parties hereto. No waiver by any party of any of the provisions hereof will be effective unless explicitly set forth in writing and executed by the party so waiving. The waiver by any party hereto of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach.

Section 3.03 Termination; Survival. This Agreement (i) may be terminated by a written instrument executed by each of the parties hereto, or (ii) shall terminate automatically if the Sponsor Stockholders cease to hold, in the aggregate, at least a majority of the Total Voting Power of the Company then outstanding. If this Agreement is terminated pursuant to this Section 3.03, this Agreement shall become void and of no further force and effect, except that the provisions set forth in this Article 3 shall survive the termination. For purposes of determining whether this Agreement has been terminated pursuant to clause (ii) above, the Company shall be entitled to rely on any reports, schedules, forms, statements and other documents filed by the Company or any of the Sponsor Stockholders with the U.S. Securities and Exchange Commission pursuant to the reporting requirements of the Exchange Act.

Section 3.04 Further Assurances. The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof.

Section 3.05 Assignment. This Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns. Except as specifically provided herein, this Agreement may not be assigned without the express prior written consent of the other parties hereto, and any attempted assignment, without such consents, will be null and void.

Section 3.06 Third Parties. This Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto.

Section 3.07 Governing Law. This Agreement shall be governed by and construed in accordance with, the laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 3.08 Jurisdiction; WAIVER OF JURY TRIAL. In any judicial proceeding involving any dispute, controversy or claim arising out of or relating to this Agreement, each of the parties hereto unconditionally accepts the non-exclusive jurisdiction and venue of the Court of Chancery located in the State of Delaware or the United States District Court for the District of Delaware, and the appellate courts to which orders and judgments thereof may be appealed. In any such judicial proceeding, the parties hereto agree that in addition to any method for the service of process permitted or required by such courts, to the fullest extent permitted by Law, service of process may be made by delivery provided pursuant to the directions in Section 3.01. EACH OF THE PARTIES HERETO HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR RELATING TO THE COMPANY OR ITS OPERATIONS.

Section 3.09 Specific Performance. Each party hereto acknowledges and agrees that in the event of any breach of this Agreement by any of them, the other parties hereto would be irreparably harmed and could not be made whole by monetary damages. Each party accordingly agrees to waive the defense in any action for specific performance that a remedy at law would be adequate and that the

8

parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to specific performance of this Agreement without the posting of bond.

Section 3.10 Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings with respect to the subject matter hereof or thereof other than those expressly set forth herein and therein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

Section 3.11 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of each such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

Section 3.12 Table of Contents, Heading and Captions. The table of contents, headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

Section 3.13 Counterparts. This Agreement and any amendment hereto may be signed in any number of separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one Agreement (or amendment, as applicable). Any signature page delivered electronically or by facsimile (including without limitation transmission by Portable Document Format or other fixed image form) shall be binding to the same extent as an original signature page.

Section 3.14 Effectiveness. This Agreement shall become effective upon the Closing Date. If the IPO is not consummated on or prior to August 1, 2011, this Agreement shall automatically terminate and be of no force and effect.

Section 3.15 No Recourse. This Agreement may only be enforced against, and any claims or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement on the day and year first above written.

THE COMPANY:

SPIRIT AIRLINES, INC., a Delaware corporation

By:	/s/ Thomas Canfield
Name:	Thomas Canfield
Title:	SVP, General Counsel and Secretary

SIGNATURE PAGE TO STOCKHOLDERS VOTING AGREEMENT

OAKTREE:

OCM SPIRIT HOLDINGS, LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Geoff Greulich
	Name:	Geoff Greulich
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Vice President

OCM SPIRIT HOLDINGS II, LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Geoff Greulich
	Name:	Geoff Greulich
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Vice President

OCM SPIRIT HOLDINGS III, LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Geoff Greulich
	Name:	Geoff Greulich
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Vice President

SIGNATURE PAGE TO STOCKHOLDERS VOTING AGREEMENT

OCM SPIRIT HOLDINGS III-A, LLC

By:	Oaktree Capital Management, L.P.,
its managing member

	By:	/s/ Geoff Greulich
	Name:	Geoff Greulich
	Title:	Managing Director

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

	By:	/s/ Geoff Greulich
	Name:	Geoff Greulich
	Title:	Authorized Signatory

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

	By:	/s/ Geoff Greulich
	Name:	Geoff Greulich
	Title:	Authorized Signatory

	By:	/s/ Cass Traub
	Name:	Cass Traub
	Title:	Authorized Signatory

SIGNATURE PAGE TO STOCKHOLDERS VOTING AGREEMENT

POF SPIRIT FOREIGN HOLDINGS, LLC

By:	Oaktree Capital Management, L.P., its managing member

By:	/s/ Geoff Greulich
Name:	Geoff Greulich
Title:	Managing Director

By:	/s/ Cass Traub
Name:	Cass Traub
Title:	Vice President

SIGNATURE PAGE TO STOCKHOLDERS VOTING AGREEMENT

INDIGO:

INDIGO MIRAMAR LLC, a Delaware limited liability company

By:	INDIGO MANAGEMENT LLC, a Delaware limited liability company, its manager

By:	/s/ William A. Franke
Name: William A. Franke
Its: Manager

INDIGO FLORIDA, L.P., a Cayman Islands exempted limited partnership

By:	INDIGO PACIFIC MANAGEMENT LP, A Cayman Islands exempted limited partnership, its general partner

By:	INDIGO PACIFIC CAPITAL LLC, a Delaware limited liability company, its general partner

By:	INDIGO PACIFIC PARTNERS LLC, a Delaware limited liability company, its sole member

By:	/s/ William A. Franke
Name: William A. Franke
Its: Managing Member

SIGNATURE PAGE TO STOCKHOLDERS VOTING AGREEMENT

EXHIBIT 5

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

THIS SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT (this “Agreement”) is entered into as of July 13, 2006, by and among (i) Spirit Airlines, Inc., a Delaware corporation (the “Company”), (ii) OCM Spirit Holdings, LLC, a Delaware limited liability company (“Holdings”), (iii) OCM Spirit Holdings II, LLC, a Delaware limited liability company (“Holdings II”), (iv) OCM Spirit Holdings III, LLC, a Delaware limited liability company (“Holdings III”), (v) OCM Spirit Holdings III-A, LLC, a Delaware limited liability company (“Holdings III-A”), (vi) OCM Principal Opportunities Fund II, L.P. (“POF II”), (vii) OCM Principal Opportunities Fund III, L.P. (“POF III”) (viii) POF Spirit Foreign Holdings, LLC (“Foreign Holdings”) (Holdings, Holdings II, Holdings III, Holdings III-A, POF II, POF III and Foreign Holdings are referred to herein, collectively, as “Oaktree” or the “Oaktree Investors”), (ix) Indigo Florida L.P., a Cayman Islands exempt limited partnership (“Indigo Florida”), and Indigo Miramar LLC, a Delaware limited liability company (“Indigo Miramar”) (collectively, “Indigo” or the “Indigo Investors”), (x) the individuals listed on the Schedule of Co-Investors attached hereto (each, a “Co-Investor” and, collectively, the “Co-Investors”), and (xi) each other Person listed from time to time on a “Schedule of New Securityholders” to be attached to this Agreement who at any time acquires securities of the Company from the Oaktree Investors, the Indigo Investors, the Co-Investors, or any of their Permitted Transferees, and agrees to become party to and bound by this Agreement by signing a Transfer Notice and Joinder Agreement (the “Joinder Agreement”), the form of which is attached to this Agreement as Exhibit A (each, a “New Securityholder” and, collectively, the “New Securityholders”). The Oaktree Investors, the Indigo Investors, the Co-Investors and the New Securityholders are referred to herein, collectively, as the “Investors” and, individually, as an “Investor.” Oaktree and the Co-Investors are referred to herein as the “Existing Investors.” Each capitalized term used but not otherwise defined herein is defined in Section 18 hereof.

WHEREAS, on February 20, 2004, the Company and its stockholders entered into an Investor Rights Agreement (the “Initial Investor Rights Agreement”) simultaneously with the consummation of the transactions contemplated by that certain Recapitalization Agreement (the “Recapitalization Agreement”) dated as of February 20, 2004, pursuant to which Holdings and Foreign Holdings acquired shares of the Company’s Preferred Stock and the Company was recapitalized in accordance with the terms thereof (the “Recapitalization”);

WHEREAS, in connection with a recapitalization of the Company in July 2005 (the “2005 Recapitalization”), the Company and its stockholders entered into an Amended and Restated Investor Rights Agreement, dated as of July 12, 2005 (the “Amended and Restated Investor Rights Agreement”) that amended and restated the Initial Investor Rights Agreement in its entirety;

WHEREAS, concurrently herewith, the Company and certain of the Investors are entering into a Second Amended and Restated Securities Purchase Agreement (as the same existed prior to the amendment and restatement thereof concurrently herewith and as may be amended and modified from time to time in accordance with its terms, the “Securities Purchase Agreement”), pursuant to which such Investors will agree to purchase from the Company, subject to the terms and conditions thereof, certain new Senior Secured Notes in the aggregate principal amount of up to $76,800,000 (together with Senior Secured Notes issued to certain parties thereto pursuant to the Securities Purchase Agreement prior to the date hereof, collectively, the “Notes”) and in connection therewith certain of such Investors shall purchase or receive shares of Common Stock of the Company;

WHEREAS, the Company will have filed with the Secretary of State of the State of Delaware a Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) that, among other things, amends and sets forth the rights, preferences and limitations regarding the various classes of capital stock of the Company; and

WHEREAS, the Company and the Investors desire to enter into this Agreement for purposes, among others, of (i) establishing the composition of the Company’s board of directors (the “Board”), (ii) restricting the sale, assignment, transfer, encumbrance or other disposition of the Subject Securities, (iii) establishing certain registration rights for certain of the Investors, (iv) establishing certain management rights for the Indigo Investors and the Oaktree Investors, (v) providing for certain other rights and obligations relating to the Subject Securities, and (vi) to amend and restate the Amended and Restated Investor Rights Agreement in its entirety. In addition, the execution and delivery of this Agreement is a condition to the closing of the sale of the Notes and Common Stock under the Securities Purchase Agreement, occurring concurrently with the execution hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

SECTION 1.     COVENANTS, REPRESENTATIONS AND WARRANTIES

Each Investor, severally and not jointly, covenants, represents and warrants that: (i) this Agreement has been duly authorized, executed and delivered by such Investor and constitutes the valid and binding obligation of such Investor, enforceable in accordance with its terms; (ii) following the consummation of the transactions occurring concurrently herewith as contemplated by the Securities Purchase Agreement, such Investor shall be the record and beneficial owner of the shares of Company capital stock and/or the Notes, set forth next to such Investor’s name on the “Capitalization Schedule” attached hereto, free and clear of all liens, charges and other encumbrances, and such description is a complete and accurate description of all capital stock of the Company and indebtedness for which such Investor is the record or beneficial owner; and (iii) other than as set forth in the Securities Purchase Agreement or herein, such Investor has not granted and is not a party to any proxy, voting trust or voting agreement or any agreement which is inconsistent with, conflicts with or violates any provision of this Agreement. No holder of Subject Securities shall grant any proxy or become party to any voting trust, voting agreement or any agreement which is inconsistent with, conflicts with or violates any provision of this Agreement.

SECTION 2.    RESTRICTIONS ON TRANSFER OF SUBJECT SECURITIES

2A. Restrictions on Transfer. No Investor shall sell, transfer, assign, pledge or otherwise directly or indirectly dispose of (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) (a “Transfer”) any interest in any Stockholder Shares or Notes (collectively, “Subject Securities”), except (i) in the case of the Indigo Investors and the Oaktree Investors, pursuant to and in accordance with the provisions of Section 2B(i) or Section 2C, (ii) in the case of the Co-Investors, pursuant to and in accordance with the provisions of Section 2B(ii) or Section 2C, or (iii) pursuant to an Exempt Transfer (as defined in Section 2D); provided, however, notwithstanding the foregoing, other than pursuant to an Exempt Transfer, neither the Indigo Investors or the Oaktree Investors may Transfer any of their shares of Common Stock until after December 31, 2009, without the prior written consent of the Oaktree Investors or the Indigo Investors, respectively. In no event shall any holder of shares of Class A Common Stock Transfer any shares of Class A Common Stock if such Transfer would result in the Company losing its status as a COUS.

2B. Right of First Negotiation – Certain Transfers.

(i) In the event either an Oaktree Investor or an Indigo Investor desires to Transfer any Subject Securities (a “Transferring Holder”) (other than (a) any Transfer by an Oaktree Investor or an Indigo Investor pursuant to the exercise of such Investor’s rights under Section 2C or (b) any Exempt Transfer by an Oaktree Investor or an Indigo Investor under Section 2D), such Transferring Holder shall deliver a written notice (the “Transfer Notice”) to the Company and the Majority Indigo Holder(s) (in the case of a desired Transfer by an Oaktree Investor) or to the Company and the Majority Oaktree Holder(s) (in the case of a desired Transfer by an Indigo Investor (Indigo or Oaktree, as the case may be, each a “ROFO Offeree”)). For the avoidance of doubt, the right of first offer provided for hereby applies only to the type and class of security specified in the applicable Transfer Notice. The Transfer Notice shall disclose the proposed number, type and class of Subject Securities to be Transferred (all such Securities, the “Transfer Securities”). If, following the delivery of the Transfer Notice, a ROFO Offeree is interested in purchasing all of the Transfer Securities, such ROFO Offeree shall, within five (5) days thereafter, deliver a written notice to the Transferring Holder expressing such ROFO Offeree’s interest in entering into negotiations with the Transferring Holder with respect to the purchase of all of the Transfer Securities (the “Expression of Interest”). Thereafter, for a period of fifteen (15) days following the delivery of the Expression of Interest (the “Negotiation Period”), the Transferring Holder and such ROFO Offeree shall engage in good faith discussions with respect to the terms of a Transfer of the Transfer Securities, provided that the Transferring Holder shall have no obligation to sell the Transfer Securities to such ROFO Offeree and such ROFO Offeree shall have no obligation to purchase the Transfer Securities, until such time as definitive agreements are entered into by such parties. In the event that no agreement to Transfer the Transfer Securities to one or more ROFO Offeree(s) is reached within the Negotiation Period, then the Transferring Holder shall deliver a written notice to the Company that no agreement has been reached and, thereafter, the Company shall have five (5) days to deliver a written notice to the Transferring Holder expressing its interest in entering into negotiations with the Transferring Holder with respect to the proposed Transfer of the Transfer Securities (the “Company Expression of Interest”). Thereafter, for a period of fifteen (15) days following the delivery of the Company Expression of Interest (the “Company Negotiation

Period”), the Transferring Holder and the Company shall engage in good faith discussions with respect to the terms of a purchase of all of the Transfer Securities, provided that the Transferring Holder shall have no obligation to sell the Transfer Securities to the Company and the Company shall have no obligation to purchase the Transfer Securities, until such time as definitive agreements are entered into by such parties. If, following good faith discussion, no agreement is reached between the Transferring Holder, on the one hand, and either the ROFO Offeree(s) or the Company, on the other hand, with respect to the Transfer of the Transfer Securities, the Transferring Holder may, during the ninety (90) day period immediately following the expiration of the Company Negotiation Period, Transfer the Transfer Securities to any other Person, provided, that in the event that a price to purchase all of the Transfer Securities is offered by a ROFO Offeree or the Company in the course of the Negotiation Period or Company Negotiation Period, as the case may be, in a binding written offer, which offer is capable of being accepted by the Transferring Holder and otherwise on customary terms and conditions for a transaction of this type, and such price is payable in full in cash at closing and the Transferring Holder elected not to accept such offer, the price at which the Transferring Holder may Transfer such Transferring Holder’s shares shall be no less than the price so offered. In the event the Transfer Securities are not transferred in such manner within such 90-day period, the Transfer Securities shall be subject to the provisions of this Section 2B(i) in connection with any subsequent Transfer or proposed Transfer by an Oaktree Investor or an Indigo Investor, as the case may be. Any ROFO Offeree who engages in good faith discussions with the Transferring Holder with respect to the Transfer of the Transfer Securities and ultimately purchases Transfer Securities from the Transferring Holder may designate, by written notice to the Company and the Majority Indigo Holder(s) or the Majority Oaktree Holder(s), as the case may be, at least fifteen (15) days prior to the consummation of such purchase, one or more other Persons to purchase all or any portion of the Transfer Securities that such ROFO Offeree has elected to purchase.

(ii) In the event a Co-Investor desires to Transfer any Subject Securities (a “Co-Investor Transferring Holder”) (other than (a) any Transfer by a Co-Investor pursuant to the exercise of such Co-Investor’s rights under Section 2C or (b) any Exempt Transfer by a Co-Investor under Section 2D), such Co-Investor Transferring Holder shall deliver a written notice (the “Co-Investor Transfer Notice”) to the Company, the Majority Indigo Holder(s) and the Majority Oaktree Holder(s) (each a “Co-Investor ROFO Offeree”)). For the avoidance of doubt, the right of first offer provided for hereby applies only to the type and class of security specified in the applicable Transfer Notice. The Transfer Notice shall disclose the proposed number, type and class of Subject Securities to be Transferred (all such Securities, the “Co-Investor Transfer Securities”). If, following the delivery of the Co-Investor Transfer Notice, a Co-Investor ROFO Offeree is interested in purchasing all of the Transfer Securities, such ROFO Offeree shall, within five (5) days thereafter, deliver a written notice to the Co-Investor Transferring Holder expressing such Co-Investor ROFO Offeree’s interest in entering into negotiations with the Co-Investor Transferring Holder with respect to the purchase of all of the Co-Investor Transfer Securities (the “Co-Investor Expression of Interest”). Thereafter, for a period of fifteen (15) days following the delivery of the Co-Investor Expression of Interest (the “Co-Investor Negotiation Period”), the Co-Investor Transferring Holder and such Co-Investor ROFO Offeree shall engage in good faith discussions with respect to the terms of a Transfer of the Co-Investor Transfer Securities, provided that the Co-Investor Transferring Holder shall have no obligation to sell the Co-Investor Transfer Securities to such Co-Investor ROFO Offeree and such Co-Investor ROFO Offeree shall have no obligation to purchase the Co-Investor Transfer Securities, until such time as definitive agreements are entered into by such parties. In the event more than one Co-Investor ROFO Offeree delivers an Expression of Interest, the Co-Investor Transfer Securities shall be allocated among such Co-Investor ROFO Offerees pro rata according to the number of applicable Subject Securities owned by each such Co-Investor ROFO Offeree and each Co-Investor ROFO Offeree shall have the right to engage in the good faith negotiations with respect to the terms of a purchase of all such Co-Investor Transfer Securities by such Co-Investor Transferring Holder. In the event that no agreement to Transfer the Co-Investor Transfer Securities to one or more Co-Investor ROFO Offeree(s) is reached within the Co-Investor Negotiation Period, then the Co-Investor Transferring Holder shall deliver a written notice to the Company that no agreement has been reached and, thereafter, the Company shall have five (5) days to deliver a written notice to the Co-Investor Transferring Holder expressing its interest in entering into negotiations with the Co-Investor Transferring Holder with respect to the proposed Transfer of the Co-Investor Transfer Securities (the “Co-Investor Company Expression of Interest”). Thereafter, for a period of fifteen (15) days following the delivery of the Co-Investor Company Expression of Interest (the “Co-Investor Company Negotiation Period”), the Co-Investor Transferring Holder and the Company shall engage in good faith discussions with respect to the terms of a purchase of all of the Co-Investor Transfer Securities, provided that the Co-Investor Transferring Holder shall have no obligation to sell the Co-Investor Transfer Securities to the Company and the Company shall have no obligation to purchase the Co-Investor Transfer Securities, until such time as definitive agreements are entered into by such parties. If, following good faith discussion, no agreement is reached between the Co-Investor Transferring Holder, on the one hand, and either the Co-Investor ROFO Offeree(s) or the Company, on the other hand, with respect to the Transfer of the Co-Investor Transfer Securities, the Co-Investor Transferring Holder may, during the ninety (90) day period immediately following the expiration of the Co-Investor Company Negotiation Period, Transfer the Co-Investor Transfer Securities to any other Person, provided, that in the event that a price to purchase all of the Co-Investor Transfer Securities is offered by a Co-Investor ROFO Offeree or the Company in the course of the Co-Investor Negotiation Period or Co-Investor Company Negotiation Period, as the case may be, in a binding written offer, which offer is capable of being accepted by the Co-Investor Transferring Holder and otherwise on customary terms and conditions for a transaction of this type, and such price is payable in full in cash at closing and the Co-Investor Transferring Holder elected not to accept such offer, the price at which the Co-Investor Transferring Holder may Transfer such Co-Investor Transferring Holder’s shares shall be no less than the price so offered. In the event the Co-Investor Transfer Securities are not transferred in such manner within such 90-day period, the Co-Investor Transfer Securities shall be subject to the provisions of this Section 2B(ii) in connection with any subsequent Transfer or proposed Transfer by a Co-Investor. Any Co-Investor ROFO Offeree who engages in good faith discussions with the Co-Investor Transferring Holder with respect to the Transfer of the Co-Investor Transfer Securities and ultimately purchases Co-Investor Transfer Securities from the Co-Investor Transferring Holder may designate, by written notice to the Company and the other Investors, at least fifteen (15) days prior to the consummation of such purchase, one or more other Persons to purchase all or any portion of the Co-Investor Transfer Securities that such Co-Investor ROFO Offeree has elected to purchase.

2C. Participation Rights on Investor Transfers.

(i) At least fifteen (15) days prior to any Transfer of any Subject Securities by either an Oaktree Investor or an Indigo Investor (other than (a) any Transfer by an Oaktree Investor or an Indigo Investor as a Participating Stockholder pursuant to this Section 2C or (b) any Exempt Transfer by an Oaktree Investor or an Indigo Investor under Section 2D), such Oaktree Investor or Indigo Investor, as the case may be, shall deliver a written notice (the “Tag-Along Sale Notice”) to the Company and each other Investor, as applicable, disclosing in reasonable detail the proposed number, type and class of Subject Securities that such Oaktree Investor or Indigo Investor, as the case may be, proposes to Transfer (the “Tag-Along Securities”). Such entity delivering a Tag-Along Sale Notice is referred to herein as a “Proposed Seller” and the recipient of the Tag-Along Sale Notice, other than the Company, is referred to herein as a “Tagging Holder.” Subject to the terms of this Section 2C, in the event such Proposed Seller is obligated to deliver a Tag-Along Sale Notice, the Tagging Holder that holds the applicable class or type (regardless of tranche) of Subject Securities may elect to participate in such proposed Transfer by delivering, within ten (10) days after delivery of the Tag-Along Sale Notice, written notice to such Proposed Seller and the Company stating that such Tagging Holder has elected to participate in such Transfer, the number of securities held by such Tagging Holder of each class and type of Tag-Along Securities and the number of securities of each such class and type which such Tagging Holder proposes to sell in such Transfer (each such Tagging Holder who so elects to participate in such Transfer, a “Participating Holder”). If the other Tagging Holder elects to participate in such Transfer, such Proposed Seller and the Participating Holders shall each be entitled to sell in such Transfer, at the price per security and on the terms described in this Section 2C, a number of Subject Securities equal, in the case of Stockholder Shares, to the product of (1) the quotient of the number of Stockholder Shares constituting Tag-Along Securities divided by the total number of Stockholder Shares held by all Investors participating in such Transfer, multiplied by (2) the number of Stockholder Shares constituting Tag-Along Securities held by such Investor, and, in the case of Notes, to the product of (1) the quotient of the aggregate principal amount of the Notes constituting Tag-Along Securities divided by the total aggregate principal amount of the Notes held by all Investors participating in such Transfer, multiplied by (2) the aggregate principal amount of the Notes constituting Tag-Along Securities held by such Investor.

(ii) Such Proposed Seller will use reasonable efforts to obtain the agreement of the prospective transferee(s) to the participation of the Participating Holders in any contemplated Transfer, and shall not consummate any such Transfer unless each Participating Holder is permitted to sell the Subject Securities which such Participating Holder is entitled to sell hereunder (“Participating Securities”) in such Transfer in the amount and on the terms set forth in this Section 2C (provided that if the prospective transferee(s) declines to allow the participation of any Participating Holder, as an alternative, such Proposed Seller may consummate the proposed Transfer so long as contemporaneously therewith such Proposed Seller offers to purchase, and assuming the prompt acceptance of such offer and cooperation by such Participating Holder, such Proposed Seller purchases, the Participating Securities from such Participating Holder at the price and on the other economic terms on which such Participating Holder would otherwise have been entitled pursuant to this Section 2C to sell such Participating Securities in such Transfer). Each Participating Holder transferring Participating Securities pursuant to this Section 2C shall (x) pay the expenses incurred by such Participating Holder in connection with the Transfer as well as its Allocable Share (as defined below) of the expenses incurred by such Proposed Seller in connection with such Transfer, and (y) be obligated to join in any indemnification or other obligations that such Proposed Seller agrees to provide in connection with such Transfer (except that, while each Participating Holder shall be obligated to make representations and warranties as to such Investor’s title to and ownership of Subject Securities, authorization, execution and delivery of relevant documents by such Participating Holder, enforceability of relevant agreements against such Participating Holder and other matters relating to such Participating Holder, to enter into covenants in respect of the proposed Transfer of such Investor’s Participating Securities and to enter into indemnification obligations with respect to the foregoing, in each case to the extent that such Proposed Seller is similarly obligated in connection with its proposed Transfer of Subject Securities, no Participating Holder shall be obligated to enter into indemnification obligations with respect to any of the foregoing to the extent relating to any representation or warranty by any other Investor in respect of such other Investor or such other Investor’s Subject Securities). For purposes of the foregoing, a Participating Holder’s “Allocable Share” of expenses means that portion of such expenses which would be borne by such Participating Holder if the total amount of such expenses were allocated to such Proposed Seller and the Participating Holders in proportion to the gross proceeds received by such Participating Holder in respect of the Subject Securities included by such Participating Holder in such Transfer relative to the total gross proceeds received by the Proposed Seller and all Participating Holders in such Transfer.

2D. Permitted Transfers.

The restrictions set forth in this Section 2 shall not apply to any of the following Transfers of Subject Securities:

(i) subject to the paragraphs below, any Transfer of Subject Securities by an Investor who is not an individual to any Affiliate of such Investor;

(ii) in the case of Oaktree or Indigo or any other holder of Oaktree Securities or Indigo Securities, as the case may be, any Transfer which constitutes an in-kind distribution by such Person to its partners or members;

(iii) subject to the paragraphs below, in the case of an Investor who is an individual, (A) a Transfer of Subject Securities pursuant to the applicable laws of descent and distribution or (B) among such Investor’s Family Group;

(iv) subject to the paragraphs below, in the case of a Co-Investor who is a limited liability company, among the Family Group of the members of such Co-Investor;

(v) subject to the paragraphs below, any Transfer of Subject Securities held as of the date of this Agreement by a Co-Investor to any Oaktree Investor(s);

(vi) any Transfer pursuant to an Approved Sale;

(vii) any Public Sale;

(viii) any redemptions and other repurchases of Preferred Stock by the Company in accordance with the Certificate of Incorporation or Common Stock from an employee or director in connection with the termination of his or her employment or director status with the Company or any of its Subsidiaries;

(ix) subject to the paragraphs below and to the prior written consent of Company, in the case of any Investor which is not an individual, to a successor corporation or other successor entity as a result of a merger or consolidation with, or a sale of all or substantially all of the assets of, such Investor or, if a general or limited partnership or limited liability company, in connection with the liquidation and dissolution of such partnership or limited liability company; and

(x) subject to the paragraphs below, any Transfer of Subject Securities by a Co-Investor to any other Co-Investor.

A transferee of Subject Securities pursuant to a Transfer described in any of foregoing clauses (i), (ii), (iii), (vii) and (viii) may be referred to herein as a “Permitted Transferee.” Not less than ten (10) days prior to any Transfer of Subject Securities pursuant to the foregoing clauses (i), (ii), (iii)(B), (vii) and (viii), the proposed transferor and transferee will deliver a written notice to the Company, which notice will disclose in reasonable detail the nature of the proposed Transfer and the identity (including the identity of record and beneficial owners in the event the proposed transferee is an entity) of the proposed transferee. In addition, notwithstanding anything to the contrary herein, the restrictions contained in this Agreement shall continue to be applicable to the Subject Securities following any Transfer to a Permitted Transferee, and no Transfer to a Permitted Transferee may be consummated unless prior thereto the transferor thereof shall have complied with Section 7 below.

Notwithstanding the foregoing, no Investor shall avoid the provisions of this Agreement by making one or more Transfers to one or more Permitted Transferees and then disposing of all or any portion of such party’s interest in any such Permitted Transferee, and any Transfer or attempted Transfer in violation of this covenant shall be void and otherwise subject to Section 7 below. In addition, and notwithstanding the foregoing, no Investor shall Transfer their Subject Securities if the Company would be in violation of any law, rule or regulation applicable to it as a result of such Transfer, and any such Transfer or attempted Transfer in violation of this covenant shall be void and otherwise subject to Section 7 below.

Any Transfer permitted pursuant to this Section 2D is referred to herein as an “Exempt Transfer.”

2E. Termination of Restrictions. The restrictions set forth in this Section 2 shall continue with respect to any Subject Securities until the earlier of (i) the date on which such Subject Securities have been transferred in a Public Sale, and (ii) the consummation of an Approved Sale.

SECTION 3.    SALE OF THE COMPANY

3A. Approved Sale. In the event of a proposed Approved Sale, each holder of Stockholder Shares will vote for, consent to, cooperate with and will not object or otherwise impede consummation of such Approved Sale. As used herein, “Approved Sale” shall mean (x) a Sale of the Company that has been approved by the Board, the Majority Indigo Holder(s) and the Majority Oaktree Holder(s) and (y) in the case of a Sale of the Company that would result in the payment in full in cash of the liquidation preference and all accrued and unpaid dividends on all outstanding shares of Class A Preferred Stock and Class B Preferred Stock, a Sale of the Company that has been approved by the Majority Indigo Holder(s). For purposes hereof “Dragging Holder(s)” shall mean the Majority Indigo Holder(s) and the Majority Oaktree Holder(s) in the case of an Approved Sale described in clause (x) of the definition of Approved Sale and the Majority Indigo Holder(s) in the case of an Approved Sale described in clause (y) of the definition of Approved Sale.

3B. Required Actions. If the Approved Sale is structured as (i) a merger or consolidation, each holder of Stockholder Shares shall vote its Stockholder Shares to approve such merger or consolidation, whether by written consent or at a stockholders meeting (as requested by the Dragging Holder(s)), and waive all dissenter’s rights, appraisal rights and similar rights in connection with such merger or consolidation, (ii) a sale of stock, each holder of Stockholder Shares shall agree to sell, and shall sell, all of its Stockholder Shares and rights to acquire Stockholder Shares on the terms and conditions so approved, or (iii) a sale of assets, each holder of Stockholder Shares shall vote its Stockholder Shares to approve such sale and any subsequent liquidation of the Company or other distribution of the proceeds therefrom, whether by written consent or at a stockholders meeting (as requested by the Dragging Holder(s)). In furtherance of the foregoing, (a) each holder of Stockholder Shares will take, with respect to such holder’s Stockholder Shares, all necessary or desirable actions reasonably requested by the Dragging Holder(s) in connection with the consummation of the Approved Sale of the Company and (b) each holder of Stockholder Shares will make the same representations, warranties, indemnities and agreements as each other holder (subject to Sections 3B(1) and (2) below), including without limitation, voting to approve such transaction and executing the applicable purchase agreement. In any Approved Sale, (1) each holder of Stockholder Shares shall be obligated to make representations and warranties as to such holder’s title to and ownership of Stockholder Shares, authorization, execution and delivery of relevant documents by such holder of Stockholder Shares, enforceability of relevant agreements against such holder of Stockholder Shares and other matters relating to such holder of Stockholder Shares, to enter into covenants in respect of a Transfer of such holder’s Stockholder Shares in connection with such Approved Sale and to enter into indemnification obligations with respect to the foregoing, in each case to the extent that each other holder of Stockholder Shares is similarly obligated; provided that no holder of Stockholder Shares shall be obligated to enter into indemnification obligations with respect to any representations, warranties or covenants in the nature of those described in this clause (1) to the extent relating to or in respect of any other holder of Stockholder Shares or any other holder’s Stockholder Shares, and (2) in no event shall any holder of Stockholder Shares be liable in respect of any indemnity obligations pursuant to any Approved Sale in an aggregate amount in excess of the total consideration payable to such holder of Stockholder Shares in such Approved Sale.

3C. Conditions to Stockholders’ Obligations. The obligations of the holders of Stockholder Shares with respect to an Approved Sale are subject to the satisfaction of the following conditions: (i) upon the consummation of the Approved Sale, each holder of Stockholder Shares will receive the same form of consideration and the same portion of the aggregate consideration that such holders of Stockholder Shares would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in the Certificate of Incorporation as in effect immediately prior to such Approved Sale; (ii) if any holders of a class of Stockholder Shares are given an option as to the form and amount of consideration to be received, each holder of such class of Stockholder Shares will be given the same option; and (iii) each holder of then currently exercisable rights to acquire shares of a class of Stockholder Shares will be given an opportunity to exercise such rights prior to the consummation of the Approved Sale and participate in such sale as holders of such class of Stockholder Shares.

3D. Rule 506 Transaction. If the Company or the Dragging Holder(s) enter into any negotiation or transaction for which Rule 506 (or any similar rule then in effect) promulgated by the Securities Exchange Commission may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), each holder of Stockholder Shares will, at the request of the Company or the Dragging Holder(s), appoint a purchaser representative (as such term is defined in Rule 501) reasonably acceptable to the Company and the Dragging Holder(s). If any holder of Stockholder Shares appoints a purchaser representative designated by the Company or the Dragging Holder(s), the Company will pay the fees of such purchaser representative, but if any holder of Stockholder Shares declines to appoint the purchaser representative designated by the Company such holder will appoint another purchaser representative, and such holder will be responsible for the fees of the purchaser representative so appointed.

3E. Expenses of Approved Sale. Holders of Stockholder Shares will bear their pro rata share (based on total gross proceeds received by all holders of Stockholder Shares sold pursuant to the Approved Sale) of the costs of any sale of Stockholder Shares pursuant to an Approved Sale to the extent such costs are incurred for the benefit of all holders of Stockholder Shares and are not otherwise paid by the Company or the acquiring party. For purposes of this Section 3E, costs incurred in exercising reasonable efforts to take all necessary actions in connection with the consummation of an Approved Sale in accordance with Section 3A shall be deemed to be for the benefit of all holders of Stockholder Shares, except that costs incurred by any holder of Stockholder Shares in connection with the Transfer of its own shares or otherwise on its own behalf will not be considered costs of the transaction hereunder and will be the responsibility of such holder.

3F. Stock Powers. Prior to or concurrently with the execution of this Agreement (and promptly after the acquisition of any additional Stockholder Shares), each New Securityholder and Co-Investor shall deliver to the Company (i) all certificates evidencing any Stockholder Shares owned by such New Securityholder and Co-Investor and (ii) five stock transfer powers in the form of Exhibit B attached hereto (each, a “Stock Power” and, collectively, the “Stock Powers”) executed in blank with respect to all such Stockholder Shares. All certificates evidencing such Stockholder Shares will be held by the Company for the benefit of such New Securityholders and Co-Investors until consummation of an Approved Sale in accordance with the terms and conditions of this Section 3. In connection with any such Approved Sale, the Company is hereby authorized by each such New Securityholder and Co-Investor to assign, transfer and deliver all such Stockholder Shares to the appropriate acquiror thereof in accordance with the terms and conditions of this Section 3. In the event of a Transfer by any New Securityholder or Co-Investor pursuant to and in compliance with the provisions of this Agreement, the Company shall use its commercially reasonable efforts to cancel and reissue any certificates held by it in order to evidence such Transfer as soon as reasonably practicable.

3G. Termination. The rights and obligations under this Section 3 shall terminate, and the Company shall return all certificates and Stock Powers delivered to the Company pursuant to Section 3F to the record holder of such Stockholder Shares (to the extent not previously transferred in connection with an Approved Sale), upon the first to occur of (a) the consummation of a Qualified Public Offering or (b) the consummation of an Approved Sale.

SECTION 4.    PREEMPTIVE RIGHTS

4A. Offering.

(i) If the Company issues or sells or authorizes the issuance or sale of any New Securities (as defined in Section 4C below) after the date hereof, the Company shall offer to each holder of Stockholder Shares by written notice (an “Offer Notice”) a percentage of such New Securities equal to the percentage result of the quotient determined by dividing (a) the number of shares of Common Stock held by such holder on a Fully Diluted Basis, by (b) the aggregate number of outstanding shares of Common Stock on a Fully Diluted Basis. Each such holder of Stockholder Shares shall be entitled to purchase such New Securities at the most favorable price and on the most favorable terms as such New Securities are to be sold or issued; provided that if a Person participating in such purchase of New Securities is required in connection therewith also to purchase other securities of the Company, the holders of Stockholder Shares exercising their rights pursuant to this Section 4A shall also be required to purchase such other securities on the same economic terms and conditions as those on which the offeree of the New Securities is required to purchase such other securities (e.g., such holder shall be required to purchase the same types and classes of other securities, in the same proportions relative to their purchases of New Securities and at the same unit prices). For example, if the Company offers to sell shares of Common Stock and requires that, in connection with purchasing specified amounts of shares of Common Stock, the offeree of such Common Stock must also purchase a specified number of shares of Preferred Stock, holders of Common Stock exercising rights to purchase shares of Common Stock pursuant to this Section 4A would be obligated also to purchase, at the same price per share of Preferred Stock, a proportionate number of shares of Preferred Stock. Each holder of Stockholder Shares participating in such purchase shall also be obligated to execute agreements in the form presented to such holder by the Company, so long as such agreements are substantially similar to those to be executed by other purchasers of New Securities (without taking into consideration any rights which do not entitle such a purchaser to a higher economic return on the New Securities than the economic return to which the other holders of Common Stock participating in such transaction will be entitled with respect to New Securities). The purchase price for all New Securities offered to each holder of Stockholder Shares shall be payable in cash by wire transfer of immediately available funds to an account designated by the Company. Notwithstanding anything to the contrary contained herein, the Company shall not have any obligation to issue equity securities or to offer to issue any equity securities under this Section 4 to any holder of Stockholder Shares who is not an “accredited investor” as such term is defined in Regulation D under the Securities Act.

(ii) Each Offer Notice delivered by the Company to a holder of Stockholder Shares in respect of any proposed issuance or sale of New Securities shall describe in reasonable detail the type, class and number of New Securities being offered, the purchase price thereof, the payment terms therefor and the percentage thereof offered to such holder pursuant to this Section 4. In order to exercise its purchase rights hereunder in respect of any issuance or sale of New Securities described in an Offer Notice, a holder of Stockholder Shares must deliver to the Company, during the 15-day period commencing upon such holder’s receipt of such Offer Notice (the “Offering Period”), a written commitment describing its election hereunder (an “Election Notice”). If a holder of Stockholder Shares fails for any reason to deliver an Election Notice to the Company during the Offering Period with respect to a proposed issuance or sale of New Securities, such holder shall be deemed to have waived its rights pursuant to this Section 4 in respect of such issuance or sale of New Securities.

4B. Expiration of Offering Period. Within the 180-day period immediately following the Offering Period, the Company shall be entitled to sell any New Securities which any holder of Stockholder Shares has not elected to purchase, on terms and conditions no more favorable to the offeree of such New Securities than those offered to holders of Stockholder Shares pursuant to Section 4A. Any New Securities offered or sold by the Company after such 180-day period must be reoffered to each holder of Stockholder Shares pursuant to the terms of this Section 4.

4C. New Securities. For purposes hereof, “New Securities” means any shares of the Company’s capital stock, or any options, warrants, convertible or exchangeable securities or other rights to acquire shares of the Company’s capital stock of any type whatsoever (including, without limitation, (x) debt obligations which are convertible or exchangeable into capital stock of the Company and (y) contractual rights to receive payments, such as “phantom” stock or stock appreciation rights, where the amount thereof is determined by reference to fair market or equity value of the Company), other than any (i) securities issued in connection with the transactions contemplated by the Securities Purchase Agreement, (ii) Class B Common Stock (or options to acquire Class B Common Stock) issued to any employee of the Company or any of its Subsidiaries pursuant to any equity incentive plan or other arrangement approved by the Company’s board of directors, (iii) Common Stock or other securities issued directly or indirectly upon the conversion, exchange or exercise of any securities previously subject to this Section 4, (iv) Common Stock or other securities issued in connection with or in furtherance of the acquisition of or investment in another company or business (whether through a purchase of securities, a merger, consolidation, purchase of assets or otherwise), (v) Common Stock or other securities issued to entities that are not Affiliates of the Company in connection with or in furtherance of the incurrence of any indebtedness for borrowed money, leases or purchase money interests by the Company or any of its Subsidiaries, (vi) Common Stock or other securities issued in a Public Offering or a Public Sale, (vii) Common Stock or other securities issued in connection with any stock split, dividend, combination, recapitalization or similar transaction, (viii) Common Stock or other securities issued to entities that are not Affiliates of the Company in connection with or in furtherance of commercial credit arrangements, real estate transactions, equipment financings or similar transactions, or (ix) Common Stock or other securities issued directly or indirectly upon the conversion, exchange or exercise of any securities issued pursuant to any of the clauses of this Section 4C.

4D. Termination. The rights under this Section 4 shall terminate upon the first to occur of (i) the consummation of a Public Offering, and (ii) the consummation of an Approved Sale.

SECTION 5.    PUBLIC OFFERING

In the event that the Board approves an initial Public Offering, each Investor shall use reasonable efforts to take all necessary or desirable actions in connection with the consummation of such Public Offering. In the event that such Public Offering is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the existing capital structure of the Company will adversely affect the marketability of the offering, each holder of Stockholder Shares will consent to and vote for a split, reverse split or other combination or reverse combination of Common Stock that the managing underwriters and the Board find acceptable and will take all other necessary or desirable actions in connection therewith; provided that the resulting securities reflect and are consistent with the rights and preferences among the outstanding classes of securities set forth in the Certificate of Incorporation as in effect immediately prior to such split, reverse split or other combination or reverse combination of Common Stock; provided, further, that all holders of Stockholder Shares are treated similarly in proportion to their stock holdings.

SECTION 6.    LEGEND

Each certificate evidencing Subject Securities issued prior to, as of or following the date hereof and each securities certificate issued in exchange for or upon the transfer of any Subject Securities (if such shares remain Subject Securities as defined herein after such Transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED [BY THIS CERTIFICATE] [HEREBY] ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS PURSUANT TO A SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT DATED AS OF JULY 13, 2006, AMONG THE ISSUER OF SUCH SECURITIES (THE “COMPANY”) AND CERTAIN OF THE COMPANY’S SECURITY HOLDERS. A COPY OF SUCH SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST TO THE COMPANY’S CHIEF FINANCIAL OFFICER.”

The legend set forth above shall be promptly removed from the securities certificates evidencing any Subject Securities for which the restrictions contained in Section 2 have terminated in accordance with Section 2E hereof.

SECTION 7.    TRANSFER

Prior to consummating, or committing to consummate, any Transfer of any Subject Securities (in compliance with (i) in the case of the Indigo Investors and the Oaktree

Investors, pursuant to and in accordance with the provisions of Section 2B(i) or Section 2C, (ii) in the case of the Co-Investors, pursuant to and in accordance with the provisions of Section 2B(ii) or Section 2C, or (iii) in the case of each Investor, pursuant to an Exempt Transfer (as defined in Section 2D) and other than pursuant to a Public Sale or an Approved Sale) to any Person, the Transferring Holder shall cause each prospective transferee thereof to execute and deliver to the Company a Joinder Agreement, the form of which is attached to this Agreement as Exhibit A. Any Transfer or attempted Transfer of any Subject Securities in violation of the foregoing or any other provision of this Agreement shall be void, and the Company shall not record such Transfer on its books or treat any purported transferee of such Subject Securities as the owner of such securities for any purpose.

SECTION 8.    BOARD OF DIRECTORS; VOTING

8A. Composition of the Board. From and after the effectiveness of this Agreement and until the provisions of this Section 8 cease to be effective, each holder of Stockholder Shares shall vote all of his, her or its Stockholder Shares and any other voting securities of the Company over which such holder of Stockholder Shares has voting control (whether at a stockholders’ meeting which has been duly called, or if so requested by the Company, by written consent) and shall take all other necessary or desirable actions within his, her or its control (whether in the capacity as a stockholder, director, member of a Board committee or officer of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary and desirable actions within its control (including, without limitation, calling special board and stockholder meetings), so that:

(i) the authorized number of directors on the Company’s Board shall be established at seven (7) directors;

(ii) the following persons shall be elected to the Board:

(a)	two (2) persons designated by Indigo Florida, who initially shall be Mr. Stephen L. Johnson and Mr. Horacio Scapparone;

(b)	two (2) persons designated by Indigo Miramar, each of whom shall be a COUS and who initially shall be Mr. William A. Franke and Mr. Barclay Jones III (collectively, with the designees set forth in subsection (a) above, the “Indigo Investor Directors” and each, individually, an “Indigo Investor Director”);

(c)	one (1) person designated by POF II and one (1) person designated by POF III (collectively, the “Existing Investor Directors” and each, individually, an “Existing Investor Director”), each of whom shall be a COUS and who shall initially be Mr. Jordon Kruse (designated by POF II) and Mr. Stuart Oran (designated by POF III); and

(d)	the then-current CEO of the Company, who shall be a COUS and shall initially be Mr. Benjamin Baldanza (the “CEO Director”).

(iii) the Indigo Miramar Directors shall be entitled to designate the Chairman of the Board;

(iv) except to the extent otherwise requested in writing by the Majority Existing Investor Holders(s), each committee of the Board shall contain at least one (1) Existing Investor Director;

(v) unless composed solely of employees of the Company, the composition of the board of directors of each of the Company’s Subsidiaries (a “Sub Board”) shall be the same as that of the Board;

(vi) an Indigo Investor Director shall be removed from the Board only upon the written request of the designating Indigo Investor;

(vii) an Existing Investor Director shall be removed from the Board only upon the written request of the designating Existing Investor;

(viii) in the event that any person designated as a director pursuant to any subparagraph of Section 8A(ii) for any reason ceases to serve as a member of the Board or a Sub Board during such person’s term of office, the resulting vacancy on the Board or the Sub Board shall be filled by a representative designated by the person originally entitled to designate such director pursuant to Section 8A(ii) above; and

(ix) the holders of Stockholder Shares who, at the time of the election of directors, hold shares of Class A Common Stock agree that if an individual serving as the Company’s CEO ceases to serve in such capacity (whether voluntarily or involuntarily), each holder of Stockholder Shares who, at the time of the election of directors, hold shares of Class A Common Stock will take such action as may be required so that all of the shares of Class A Common Stock held by the holders of Stockholder Shares who, at the time of the election of directors, hold shares of Class A Common Stock are voted for the removal of such individual from the Board (whether by written consent or at an annual or special meeting of stockholders) and to elect as the new CEO Director the person who replaces such individual as the CEO of the Company (whether by written consent or at an annual or special meeting of stockholders).

To secure the obligations to vote the Stockholder Shares in accordance with this Section 8A, each holder of Stockholder Shares hereby appoints the Chairman of the Board of Directors and the CEO of the Company, from time to time, or their designees, as such holder’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all of such holder’s Stockholder Shares as set forth in this Section 8A and to execute all necessary actions by written consent of the holders of such Stockholder Shares consistent with this Section 8A on behalf of such holder of Stockholder Shares if, and only if, such holder fails to vote all of such holder’s Stockholder Shares or execute such other necessary actions by written consent of the holders of such Stockholder Shares in accordance with the provisions of Section 8A within five (5) days of the Company’s or any other party’s written request for such holder’s written consent or signature. The proxy and power granted by each holder of

Stockholder Shares pursuant to this Section 8A are coupled with an interest and are given to secure the performance of such party’s duties under this Section 8A. Each such proxy and power will be irrevocable for the term of this Section 8. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency and disability of such party or any other individual holder of the Stockholder Shares and, so long as any party hereto is an entity, will survive the merger or reorganization of such party or any other entity holding any Stockholder Shares.

8B. Board Meeting Expenses. The Company shall pay all out-of-pocket expenses incurred by each non-employee director in connection with attending regular and special meetings of the Board, any Sub Board (unless composed solely of employees of the Company) and any committee thereof. In addition, the Company may pay each non-employee director an annual director fee and any other emoluments as compensation for service on the Board, such amount and other emoluments, if any, to be determined by the Board, but in all cases to be paid equally to all non-employee members of the Board.

8C. Scheduling Meetings of the Board and Stockholders. Subject to the next two sentences of this Section 8C, any director may call a meeting of the Board. A majority of the directors constituting the Board may call a meeting of the Board on three business days’ prior notice to the other directors. In the event that less than a majority of the directors constituting the Board elect to call a meeting of the Board, then the meeting of the Board may be called with ten (10) business days’ prior notice to the other directors. A majority of the directors constituting the Board or the holders of more than fifty percent of the outstanding principal amount of the Senior Secured Notes issued pursuant to the Note Purchase Agreement, dated May 11, 2005, and the Amended and Restated Securities Purchase Agreement, dated July 12, 2005, and the holders of more than fifty percent of the outstanding principal amount of the Senior Secured Notes issued to Indigo Miramar, Indigo Florida and OCM III pursuant to the Securities Purchase Agreement, may call a meeting of the Company’s stockholders on ten (10) days’ prior notice or the holders of at least 10% of the Company’s Common Stock on a Fully Diluted Basis may call a meeting of the Company’s stockholders with ten (10) business days’ prior notice.

8D. Other Voting Matters. Except as otherwise provided herein, the Certificate of Amendment or in the Certificate of Incorporation and as otherwise required by applicable law, the holders of Preferred Stock and Class B Common Stock shall have no voting rights. Holders of Class A Common Stock shall be entitled to one vote per share on all matters to be voted on by the stockholders of the Company.

8E. Veto Rights.

(i) The parties agree that following the date hereof, neither the Company nor any of its Subsidiaries shall take, or be permitted to take, any of the following actions without the prior written consent of the Majority Oaktree Holder(s);

(a)	any amendment to the Certificate of Incorporation or bylaws of the Company that would adversely affect the rights of the holders of the Class A Preferred Stock in such capacity;

(b)	any change in the number of members of the Board or the rights of POF II and POF III to each designate one (1) member of the Board;

(c)	except for an Approved Sale, any (A) merger, consolidation, recapitalization or similar business combination involving the Company or any Subsidiaries of the Company constituting substantially all of the business of the Company and its Subsidiaries taken as a whole, (B) sale of substantially all of the assets of the Company or its Subsidiaries or (C) other Change in Control transaction;

(d)	except as contemplated by Section 5, any recapitalization, stock split or similar change in the capital stock of the Company;

(e)	any issuance of equity securities of the Company that are senior to or pari passu with the Class A Preferred Stock;

(f)	any redemption, repurchase or retirement of securities of the Company or any of its Subsidiaries (except pursuant to the Company’s employee equity incentive plan) or, prior to stated maturity, any indebtedness for borrowed money of the Company or any of its Subsidiaries other than pari passu, pro rata prepayments of debt securities held by the Indigo Investors and debt securities held by the Oaktree Investors or otherwise issued in the 2005 Recapitalization (the “2005 Notes”);

(g)	any divestiture, transfer, sale, assignment, lease by the Company or its Subsidiaries as lessor or disposal of any aircraft, aircraft engines, aircraft training devices or aircraft related parts and equipment assets (“Airline Assets”) having a value in excess of $40.0 million or any other assets having a value in excess of $10.0 million;

(h)	other than as contemplated by the Securities Purchase Agreement (as in effect on the date hereof without taking into account any future amendments thereto), the incurrence of indebtedness that is senior to or pari passu in right of payment to the 2005 Notes, the giving of any guarantee that is senior to or pari passu in right of payment to the 2005 Notes or the subjecting of any properties or assets of the Company to any lien, encumbrance or charge (but excluding any operating lease or capital lease or other financings in connection with the acquisition or financing or re-financing of any Airline Assets) in excess of $25.0 million in the aggregate, including issuance of debt securities and assumption of any obligation as part of a deferred purchase price;

(i)	the incurrence of indebtedness that is junior in right of payment to the 2005 Notes or the giving of any guarantee that is junior in right of payment to the 2005 Notes (but excluding any operating lease or capital lease or other financings in connection with the acquisition or financing or re-financing of Airline Assets) in excess of $25.0 million, including issuance of debt securities and assumption of any obligations as part of a deferred purchase price; or

(j)	the execution of any inter-company agreement or any agreement with the Company, or modification or amendment of any agreement, in which any stockholder, director or member of senior management or Affiliate of any of the foregoing has a direct or indirect interest or any other transaction between the Company and any of the foregoing (other than arrangements for compensation, expense reimbursement and related costs associated with any employee or independent director).

(ii) The parties agree that following the date hereof, so long as the Indigo Investors hold a majority of the issued and outstanding Common Stock of the Company (whether voting or non-voting), neither the Company nor any of its Subsidiaries shall take, or be permitted to take, any of the following actions without the prior written consent of the Majority Indigo Investors;

(a)	the reincorporation of the Company into any other jurisdiction;

(b)	any amendment to the Certificate of Incorporation or bylaws of the Company;

(c)	any change in the number of members of the Board or the rights of Indigo Florida and Indigo Miramar to each designate two (2) members of the Board;

(d)	any merger, consolidation, recapitalization or similar business combination involving the Company or any Subsidiaries of the Company constituting substantially all of the business of the Company and its Subsidiaries taken as a whole, sale of substantially all of the assets or stock of the Company or its Subsidiaries or any other change of control transaction;

(e)	any recapitalization, stock split or similar change in the capital stock of the Company;

(f)	any declaration or payment of any dividend or distribution by the Company;

(g)	any material modification or amendment of the terms of any of the Company’s securities,

(h)	any liquidation, bankruptcy, suspension of payments, assignment for the benefit of creditors of or by the Company or any similar matter;

(i)	any amendment to the Company’s Restricted Stock Plan or the adoption or modification of or amendment to any other equity based or other management incentive plan for the benefit of employees and any amendment to the Restricted Stock Plan or other management incentive plan;

(j)	any acquisition, divestiture, transfer, sale, assignment, lease, encumbrance or disposal of any material asset (including aircraft and aircraft engines);

(k)	the execution, amendment or termination of any material agreement regarding the maintenance of the Company’s aircraft or aircraft engines;

(l)	the incurrence of any material indebtedness, including issuance of debt securities, assumption of any obligation as part of a deferred purchase price or the execution of any operating or capital lease;

(m)	subjecting any material properties or assets of the Company to any lien, pledge mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction, or the giving of any material guarantee or indemnity by the Company;

(n)	the execution of any inter-company agreement or any agreement with the Company, or modification or amendment of any agreement, in which any stockholder, director or member of senior management or Affiliate of any of the foregoing has a direct or indirect interest or any other transaction between the Company and any of the foregoing (other than arrangements for compensation, expense reimbursement and related costs associated with any employee or independent director);

(o)	other than as contemplated by the Securities Purchase Agreement, the incurrence of indebtedness that is senior to or pari passu in right of payment to the 2005 Notes, or the giving of any guarantee that is senior to or pari passu in right of payment to the 2005 Notes;

(p)	the incurrence of indebtedness that is junior in right of payment to the 2005 Notes or the giving of any guarantee that is junior in right of payment to the 2005 Notes;

(q)	any public offering involving the Company or listing of its securities, including all matters related thereto;

(r)	the execution, amendment or termination of any labor agreement;

(s)	the appointment, removal and remuneration of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Commercial Officer, if any, of the Company;

(t)	any material change in the nature of the business conducted by the Company and its Subsidiaries;

(u)	any major strategic decision including revenue, scheduling and marketing strategies, alliances and code share agreements;

(v)	the adoption of the Company’s annual business plan, including the annual operating and capital budget, or any material modification thereto or material deviation from those plans;

(w)	the prosecution, settlement or compromise of any lawsuit or administrative action involving material exposures;

(x)	the appointment or removal of the Company’s independent auditors or any material change in its accounting policies, practices or principles; or

(y)	enter into any joint venture or similar business alliance involving investment, contribution or disposition by the Company or any of its Subsidiaries’ of material assets.

(iii) The parties agree that following the date hereof, in the event that the Indigo Investors hold less than a majority of the issued and outstanding Common Stock of the Company (whether voting or non-voting) for any reason other than the issuance of shares of Common Stock to employees, consultants, directors or other service providers to the Company or any action required by the U.S. Department of Transportation to be taken with respect to ownership of the shares of Common Stock of the Company by the Indigo Purchasers, neither the Company nor any of its Subsidiaries shall take, or be permitted to take, any of the following actions without the prior written consent of the Majority Indigo Holder(s);

(a)	any amendment to the Certificate of Incorporation or bylaws of the Company that would adversely affect the rights of the holders of Common Stock in such capacity;

(b)	any change in the number of members of the Board or the rights of Indigo Florida and Indigo Miramar to each designate two (2) members of the Board;

(c)	except for an Approved Sale, any (A) merger, consolidation, recapitalization or similar business combination involving the Company or any Subsidiaries of the Company constituting substantially all of the business of the Company and its Subsidiaries taken as a whole, (B) sale of substantially all of the assets of the Company or its Subsidiaries or (C) other Change in Control transaction;

(d)	except as contemplated by Section 5, any recapitalization, stock split or similar change in the capital stock of the Company;

(e)	any issuance of equity securities of the Company that are senior to or pari passu with the Class A Preferred Stock;

(f)	any redemption, repurchase or retirement of securities of the Company (except pursuant to the Company’s employee equity incentive plan) or any of its Subsidiaries or, prior to stated maturity, any indebtedness for borrowed money of the Company or any of its Subsidiaries other than pari passu, pro rata prepayments of debt securities held by the Indigo Investors and the 2005 Notes;

(g)	any divestiture, transfer, sale, assignment, lease by the Company or its Subsidiaries as lessor or disposal of any Airline Assets having a value in excess of $40.0 million or any other assets having a value in excess of $10.0 million;

(h)	other than as contemplated by the Securities Purchase Agreement (as in effect on the date hereof without taking into account any future amendments thereto), the incurrence of indebtedness that is senior to or pari passu in right of payment to the 2005 Notes, the giving of any guarantee that is senior to or pari passu in right of payment to the 2005 Notes or the subjecting of any properties or assets of the Company to any lien, encumbrance or charge (but excluding any operating lease or capital lease or other financings in connection with the acquisition or financing or re-financing of any Airline Assets) in excess of $25.0 million in the aggregate, including issuance of debt securities and assumption of any obligation as part of a deferred purchase price;

(i)	the incurrence of indebtedness that is junior in right of payment to the 2005 Notes or the giving of any guarantee that is junior in right of payment to the 2005 Notes (but excluding any operating lease or capital lease or other financings in connection with the acquisition or financing or re-financing of Airline Assets) in excess of $25.0 million, including issuance of debt securities and assumption of any obligations as part of a deferred purchase price; or

(j)	the execution of any inter-company agreement or any agreement with the Company, or modification or amendment of any agreement, in which any stockholder, director or member of senior management or Affiliate of any of the foregoing has a direct or indirect interest or any other transaction between the Company and any of the foregoing (other than arrangements for compensation, expense reimbursement and related costs associated with any employee or independent director).

8F. Termination. The rights and obligations under this Section 8 shall terminate upon the first to occur of (i) a consummation of a Qualified Public Offering and (ii) an Approved Sale.

SECTION 9. DEMAND REGISTRATIONS

9A. Requests for Registration . At any time the holders of a majority of the Indigo Registrable Securities or the holders of a majority of the Oaktree Registrable Securities may request registration under the Securities Act (a “Demand Registration”) of all or any portion of such holders’ Registrable Securities on Form S-1 or any similar long-form registration (a “Long-Form Registration”) or, if available, on Form S-2 or S-3 or any similar short-form registration (a “Short-Form Registration”). Each request for a Demand Registration shall specify the approximate number of Indigo Registrable Securities and/or Oaktree Registrable Securities requested to be registered and the anticipated per share price range for such offering. Within ten (10) days after receipt of any such request, the Company will give written notice of such requested registration to all other holders of Oaktree Registrable Securities or Indigo Registrable Securities and, subject to Section 9D below, will include in such registration all Oaktree Registrable Securities and/or Indigo Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) days after the receipt of the Company’s notice.

9B. Long-Form Registrations. The holders of a majority of the Indigo Registrable Securities and holders of a majority of the Oaktree Registrable Securities will each be entitled to request two (2) Long-Form Registrations in which the Company will pay all Registration Expenses.

9C. Short-Form Registrations. In addition to the Long-Form Registrations provided pursuant to Section 9B, the holders of a majority of the Indigo Registrable Securities and holders of a majority of the Oaktree Registrable Securities will be entitled to request unlimited Short-Form Registrations in which the Company will pay all Registration Expenses. Demand Registrations will be Short-Form Registrations whenever the Company is permitted to use any applicable short form. After the Company has become subject to the reporting requirements of the Securities Exchange Act, the Company will use its best efforts to make Short-Form Registrations available for the sale of Oaktree Registrable Securities and Indigo Registrable Securities.

9D. Priority on Demand Registrations. The Company will not include in any Demand Registration any securities which are not Oaktree Registrable Securities or Indigo

Registrable Securities without the prior written consent of the holders of a majority of the Indigo Registrable Securities if such holders initially requested such Demand Registration (in such capacity, the “Initiating Holder”) or holders of a majority of the Oaktree Registrable Securities if such holder initially requested such Demand Registration (in such capacity, also the “Initiating Holders”). If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Oaktree Registrable Securities and Indigo Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Oaktree Registrable Securities and Indigo Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the applicable Initiating Holder(s), the Company will include in such registration (i) first, the Oaktree Registrable Securities and Indigo Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder, and (ii) second, any other securities requested to be included in such registration which securities, in the opinion of such underwriters, can be sold in an orderly manner within the price range of such offering; provided that, in the event the holders of a majority of the Indigo Registrable Securities or a majority of the Oaktree Registrable Securities, as applicable, are not permitted as a result of such underwriter’s advice to include at least 80% of the Oaktree Registrable Securities and/or Indigo Registrable Securities initially requested to be included in such registration by such holders, then such request and related registration shall not constitute one of the two (2) Long-Form Registrations to which the holders of a majority of the Indigo Registrable Securities or a majority of the Oaktree Registrable Securities, as applicable, are entitled to request pursuant to this Section 9.

9E. Intentionally Omitted.

9F. Restrictions on Demand Registrations. The Company will not be obligated to effect any Demand Registration within six (6) months after the effective date of a previous Demand Registration. The Company may postpone for up to 60 days the filing or the effectiveness of a registration statement for a Demand Registration if the Board determines in its good faith judgment that such Demand Registration would be seriously detrimental to the Company and its stockholders and would reasonably be expected to have a material adverse effect on any proposal or plan by the Company or any of its Subsidiaries to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or similar transaction; provided that, in such event, the Initiating Holders will be entitled to withdraw such request, and such request shall not constitute one of the two (2) Long-Form Registrations to which the holders of the Indigo Registrable Securities or Oaktree Registrable Securities, as applicable, are entitled pursuant to this Section 9; and provided further that the Company may not utilize this right more than once in any 12-month period.

9G. Selection of Underwriters. If any Demand Registration is an underwritten offering, the applicable Initiating Holders will have the right to select the investment banker(s) and manager(s) for the offering.

9H. Other Registration Rights. Except as provided in this Agreement, the Company will not grant to any Person the right to request the Company to register any equity securities of the Company (whether as a demand registration or a piggyback registration), or any securities convertible or exchangeable into or exercisable for such securities, without the prior written consent of the holders of a majority of the Indigo Registrable Securities and holders of a majority of the Oaktree Registrable Securities; provided that the consent of the holders of a majority of the Oaktree Registrable Securities shall be not be required if the Company grants such Person registration rights that are no less favorable to the holders of the Oaktree Registrable Securities than the rights granted to such other Person.

9I. Demand Registration Expenses. The Registration Expenses in connection with any Demand Registration will be paid by the Company, including the reimbursement of the holders of Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the applicable Initiating Holder(s).

SECTION 10. PIGGYBACK REGISTRATIONS

10A. Right to Piggyback. Whenever the Company proposes to register any of its securities under the Securities Act (other than (i) in connection with the Company’s initial Public Offering, (ii) pursuant to a Demand Registration (but subject to the rights of holders of Registrable Securities to participate in Demand Registrations pursuant to Section 9) or (iii) pursuant to a registration on Form S-4 or S-8 or any successor or similar forms) and the registration form to be used may be used for the registration of Registrable Securities (a “Piggyback Registration”), the Company will give prompt (but in any event at least fifteen (15) days prior to the filing of any registration statement) written notice to all holders of Registrable Securities of its intention to effect such a registration and will use its reasonable best efforts to include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) days after the receipt of the Company’s notice. Such written request may include all or a portion of the Registrable Securities held by a holder of Registrable Securities.

10B. Piggyback Expenses. The Registration Expenses of the holders of Registrable Securities will be paid by the Company in all Piggyback Registrations.

10C. Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering in an orderly manner within a price range acceptable to the Company, the Company will include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by each such holder, and (iii) third, other securities requested to be included in such registration.

10D. Other Registrations. If the Company has previously filed a registration statement with respect to Registrable Securities pursuant to Section 9 or pursuant to this Section 10, and if such previous registration has not been withdrawn or abandoned, the Company will not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-4 or S-8 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least sixty (60) days has elapsed from the effective date of such previous registration.

10E. Postponement or Withdrawal. If, at any time after giving written notice of its intention to register any of its securities as set forth in Section 10A and prior to the effective date of such registration statement filed in connection with such registration, the Board shall determine in its good faith judgment for any reason not to register such securities, the Company may, at its election, give written notice of such determination to each holder of Registrable Securities and thereupon shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses incurred prior to such notice in connection therewith as provided herein).

SECTION 11. HOLDBACK AGREEMENTS

11A. Agreement of Holders of Subject Securities. To the extent not inconsistent with applicable law, each holder of Subject Securities shall not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any equity securities of the Company, or any options or warrants to purchase equity securities of the Company, or any securities convertible into, exchangeable for or that represent the right to receive equity securities of the Company, whether now owned or hereinafter acquired, owned directly by the holder (including holding as a custodian) or with respect to which the holder has beneficial ownership within the rules and regulations of the Securities and Exchange Commission, during (a) with respect to the initial Public Offering, the seven days prior to and the 180-day period beginning on the effective date of such Initial Public Offering, (b) with respect to any other underwritten Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are included, the seven days prior to and the 90-day period beginning on the effective date of such registration, and (c) upon notice from the Company of the commencement of an underwritten distribution in connection with any shelf registration, the seven days prior to and the 90-day period beginning on the date of commencement of such distribution, in each case except as part of such underwritten registration, and in each case unless the underwriters managing the registered public offering otherwise agree (in each case, such period, the “Lock-Up Period”); provided, however, if (i) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the Lock-Up Period and ends on the last day of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16 day period beginning on the last day of the Lock-Up Period, the restrictions imposed shall continue to apply until the expiration of the date that is 15 calendar days plus three Business Days after the date on which the issuance of the earnings release or the material news or material event occurs. Any waiver by the underwriters of the foregoing restrictions on transfers by the holders shall be granted to all holders on equal terms.

11B. Agreement of the Company. The Company shall not offer, sell, contract to sell or otherwise dispose of any securities of the Company, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, equity securities or any such substantially similar securities, during (a) with respect to the initial Public Offering, the seven days prior to and the 180-day period beginning on the effective date of such Initial Public Offering, (b) with respect to any other underwritten Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are included, the seven days prior to and the 90-day period beginning on the effective date of such registration, and (c) upon notice from any holder(s) of Registrable Securities subject to a shelf registration that such holder(s) intend to effect an underwritten distribution of Registrable Securities pursuant to such shelf registration (upon receipt of which, the Company will promptly notify all other holders of Registrable Securities of the date of the commencement of such distribution), the seven days prior to and the 90-day period beginning on the date of the commencement of such distribution, in each case except as part of such underwritten registration or pursuant to registrations on Form F-4, Form S-4 or Form S-8, and in each case unless the underwriters managing the registered public offering otherwise agree.

SECTION 12. REGISTRATION PROCEDURES

Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company will effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company will as expeditiously as reasonably possible:

(i) prepare and file with the Securities and Exchange Commission a registration statement with respect to such Registrable Securities and thereafter use its best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will furnish to the counsel selected by the holders of a majority of the Registrable Securities initiating such registration statement copies of all such documents proposed to be filed, which documents will be subject to review of such counsel);

(ii) notify each holder of Registrable Securities of the effectiveness of each Registration Statement filed hereunder and prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of either (i) not less than six (6) months (subject to extension pursuant to Section 15) or, if such registration statement relates to an underwritten offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer or (ii) such shorter period as will terminate when all of the securities covered by such registration statement have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement (but in any event not before the expiration of any longer period required under the Securities Act), and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement;

(iii) furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(iv) use its best efforts to register and qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company will not be required to consent to general service of process in any such jurisdiction);

(v) notify each seller of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, at the request of any such seller, the Company will prepare and file with the Securities and Exchange Commission and furnish without charge to such seller a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(vi) cause all such Registrable Securities to be listed on each securities exchange or market on which similar securities issued by the Company are then listed and, if not so listed, to be listed on national securities exchange or trading system;

(vii) provide a transfer agent and registrar for all such Registrable Securities and a CUSIP number for all such Registrable Securities not later than the effective date of such registration statement;

(viii) enter into an underwriting agreement in customary form as may be requested by the underwriters and take all such other actions as the holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a stock split or a combination of shares);

(ix) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(x) otherwise use its best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(xi) permit any holder of Registrable Securities which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included;

(xii) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Registrable Securities included in such registration statement for sale in any jurisdiction, the Company will use its reasonable best efforts promptly to obtain the withdrawal of such order;

(xiii) obtain one or more comfort letters, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), signed by the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the holders of a majority of the Registrable Securities being sold reasonably request (provided that such Registrable Securities constitute at least 10% of the securities covered by such registration statement); and

(xiv) as required by the Securities Act or by an underwriter, provide a legal opinion of the Company’s outside counsel, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), with respect to the registration statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature.

The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish the Company such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing as shall be required by the Securities and Exchange Commission to effect the registration of the Registrable Securities.

SECTION 13. REPORTS UNDER SECURITIES EXCHANGE ACT

With a view to making available to the holders of Registrable Securities the benefits of Rule 144 promulgated under the Act (“Rule 144”) and any other rule or regulation of the Securities and Exchange Commission that may at any time permit such holders to sell securities of the Company to the public without registration or pursuant to a Short-Form Registration, the Company shall use its reasonable best efforts to:

(i) make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the effective date of the first registration statement filed by the Company for the offering of its securities to the general public;

(ii) file with the Securities and Exchange Commission in a timely manner all reports and other documents required of the Company under the Act and the Securities Exchange Act;

(iii) furnish to the holder of Registrable Securities, so long as the holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Short-Form Registration (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing the holder of any rule or regulation of the Securities and Exchange Commission that permits the selling of any such securities without registration or pursuant to such form; and

(iv) promptly deregister, if requested by holders of Indigo Registrable Securities, any Registrable Securities that are not sold pursuant to a Demand Registration or Piggyback Registration after the Registration Statement relating thereto is no longer effective.

SECTION 14. REGISTRATION EXPENSES

14A. Company Expenses. Unless otherwise specifically provided in this Agreement, all expenses incident to the Company’s performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by the Company (all such expenses being herein called “Registration Expenses”), will be borne by the Company.

14B. Reimbursement. In connection with each Demand Registration and each Piggyback Registration, the Company will reimburse the holders of Registrable Securities covered by such registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities included in such registration. In connection with each Demand Registration and each Piggyback Registration, the Company shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees and disbursements of each additional counsel retained by any holder of Registrable Securities for the purpose of rendering any legal opinion required by the Company or the managing underwriter(s) to be rendered on behalf of such holder in connection with any underwritten Demand Registration or Piggyback Registration.

SECTION 15. INDEMNIFICATION

15A. Indemnification Obligation of the Company. The Company will indemnify and hold harmless, to the extent permitted by law, each holder of Registrable Securities, its officers and directors and each Person, if any, who controls such holder (within the meaning of the Securities Act) against any losses, claims, damages, liabilities (joint or several) and expenses that arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”): (i) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, the Securities Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, or the Securities Exchange Act or any state securities law, except in so far as any such Violation is caused by or contained in any information furnished in writing to the Company by or on behalf of such holder expressly for use therein or by such holder’s failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. The Company will pay to the holder of Registrable Securities or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 15A shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld. In connection with an underwritten offering, the Company will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act or the Securities Exchange Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

15B. Indemnification of the Company. In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, will indemnify and hold harmless the Company, its directors and officers and each other Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities (joint or several) and expenses that arise out of or are based upon a Violation, but only to the extent that such Violation is caused by or contained in any information or affidavit so furnished in writing by or on behalf of such holder expressly for use in connection with such registration; provided, however, that the indemnity agreement contained in this Section 15B shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the holder of Registrable Securities, which consent shall not be unreasonably withheld; provided further that the obligation to indemnify will be individual to each holder and shall not exceed the amount by which the total price at which the Registrable Securities of such holder of Registrable Securities were offered to the public (less underwriters’ discounts and commissions) exceeds the total amount of any damages which such holder of Registrable Securities has otherwise been required to pay by reason of a Violation by such Holder.

15C. Indemnification Procedures. Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not adversely affected the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

15D. Contribution. If the indemnification provided for in this Section 15 is held by a court of competent jurisdiction to be unavailable (other than pursuant to its terms) to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations; provided, that in no event shall any contribution by the holder of Registrable Securities under this Section 15 exceed the amount by which the total price at which the Registrable Securities of such holder of Registrable Securities were offered to the public (less underwriters’ discounts and commissions) exceeds the total amount of any damages which such holder of Registrable Securities has otherwise been required to pay by reason of a Violation by such Holder. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

15E. Other Indemnification Provisions. The obligations of the Company and the holders of Registrable Securities under this Section 15 shall survive the completion of any offering of Registrable Securities in a registration statement under this Agreement, and otherwise. The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the transfer of securities.

SECTION 16. PARTICIPATION IN UNDERWRITTEN REGISTRATIONS

No Person may participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s), provided that no holder of Registrable Securities will be required to sell more than the number of Registrable Securities that such holder has requested the Company to include in any registration) and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements. Each Person that is participating in any registration hereunder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 12(v) above, such Person will forthwith discontinue the disposition of its Registrable Securities pursuant to the registration statement until such Person’s receipt of the copies of a supplemented or amended prospectus as contemplated by such Section 12(v). In the event the Company shall give any such notice, the applicable time period mentioned in Section 12(ii) during which a Registration Statement is to remain effective shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 16 to and including the date when each seller of Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 12(v).

SECTION 17. LIQUIDATION VALUE ADJUSTMENT

Each Investor hereby agrees that in the event a Liquidation Value Adjustment (as defined in the Certificate of Amendment) is triggered, such Investor shall take any and all actions as may be required for the Company to effect the Liquidation Value Adjustment. Further, in the event Section 2.2(c) or Section 2.6 of the Securities Purchase Agreement is duly amended, in each case with the prior written consent of Holdings III and Holdings III-A, and such amendment affects the terms of the Liquidation Value Adjustment set forth in the Certificate of Amendment, each Investor hereby agrees to vote all of its Stockholder Shares in favor of an amendment to the Certificate of Amendment to effect any changes as shall be required by such amendment to the Securities Purchase Agreement. Unless the Securities Purchase Agreement is duly amended, each Investor hereby further agrees not to vote in favor of any amendment to the Certificate of Amendment or the Certificate of Incorporation that would have the effect of amending, diminishing or extinguishing the terms of the Liquidation Value Adjustment set forth in the Certificate of Amendment.

SECTION 18. DEFINITIONS

“2005 Notes” has the meaning set forth in Section 8E.

“2005 Recapitalization” has the meaning set forth in the Preamble.

“Affiliate” of a holder of Subject Securities means any other Person controlling, controlled by or under common control with such holder and, in the case of any such holder that is a partnership, limited liability company or corporation, any partner, member, or shareholder of such holder (provided that the Company and its Subsidiaries shall not be deemed to be an Affiliate of any holder of Subject Securities, nor shall any other Person be deemed to be an Affiliate of a holder of Subject Securities solely by reason of such holder’s control of the Company).

“Agreement” has the meaning set forth in the Preamble.

“Airline Assets” has the meaning set forth in Section 8E.

“Allocable Share” has the meaning set forth in Section 2C.

“Amended and Restated Investor Rights Agreement” has the meaning set forth in the Preamble.

“Approved Sale” has the meaning set forth in Section 3A.

“Board” has the meaning set forth in the Preamble.

“Capitalization Schedule” has the meaning set forth in Section 1.

“CEO Director” has the meaning set forth in Section 8A.

“Certificate of Amendment” has the meaning set forth in the Preamble.

“Certificate of Incorporation” means the Company’s certificate of incorporation (as may be amended from time, and including the Certificate of Amendment) in effect at the time as of which any determination is being made.

“Change in Control” means the occurrence of any of the following: (i) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Subsidiaries, taken as a whole, to any “person” or “group” (as such terms are used in Section 13(d)(3) of the Exchange Act), other than Permitted Holders or Subsidiaries of the Issuer, (ii) the consummation of any transaction, or series of related transactions (including, without limitation, any merger or consolidation), the result of which is that any “person” or “group” (as such terms are used in Section 13(d)(3) of the Exchange Act), other than Permitted Holders, becomes the “beneficial owner” (as such term is used in Section 13(d)(3) of the Exchange Act), directly or indirectly, of more than 50% of the Common Stock of the Issuer (calculated on an as-if-converted and fully diluted basis) or, as applicable, more than 50% of the equity of the entity surviving such transaction or (iii) the first day on which a majority of the members of the Board of Directors of the Issuer are not Continuing Directors. For avoidance of doubt, the implementation of the transactions contemplated by this Agreement shall not constitute a Change in Control.

“Class A Common Stock” means the Class A Common Stock of the Company, par value $0.0001 per share.

“Class A Preferred Stock” means the Class A Preferred Stock of the Company, par value $0.0001 per share.

“Class B Common Stock” means the Class B Common Stock of the Company, par value $0.0001 per share.

“Class B Preferred Stock” means the Class B Preferred Stock of the Company, par value $0.0001 per share.

“Co-Investor” or “Co-Investors” has the meaning set forth in the Preamble.

“Co-Investor Company Expression of Interest” has the meaning set forth in Section 2B(ii).

“Co-Investor Company Negotiation Period” has the meaning set forth in Section 2B(ii).

“Co-Investor Expression of Interest” has the meaning set forth in Section 2B(ii).

“Co-Investor Negotiation Period” has the meaning set forth in Section 2B(ii).

“Co-Investor ROFO Offeree” has the meaning set forth in Section 2B(ii).

“Co-Investor Securities” means (i) any Stockholder Shares held from time to time by the Co-Investors and (ii) any securities issued or issuable directly or indirectly with respect to the Stockholder Shares referred to in clause (i) by way of dividend or split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

“Co-Investor Transfer Notice” has the meaning set forth in Section 2B(ii).

“Co-Investor Transfer Securities” has the meaning set forth in Section 2B(ii).

“Co-Investor Transferring Holder” has the meaning set forth in Section 2B(ii).

“Common Stock” means the Class A Common Stock and Class B Common Stock.

“Company” has the meaning set forth in the Preamble.

“Company Expression of Interest” has the meaning set forth in Section 2B(i).

“Company Negotiation Period” has the meaning set forth in Section 2B(i).

“COUS” means a “United States citizen,” as defined in 49 U.S.C. Section 40102(a)(15), as in effect on the date in question, or any successor statute or regulation.

“Demand Registration” has the meaning set forth in Section 9A.

“Dragging Holder(s)” has the meaning set forth in Section 3A.

“Election Notice” has the meaning set forth in Section 4A.

“Exempt Transfer” has the meaning set forth in Section 2D.

“Existing Investors” has the meaning set forth in the Preamble.

“Existing Investor Director” has the meaning set forth in Section 8A.

“Existing Investor Securities” means collectively, the Oaktree Securities and the Co-Investor Securities.

“Expression of Interest” has the meaning set forth in Section 2B(i).

“Family Group” with respect to any Investor, means such Investor’s spouse, siblings and descendants (whether or not adopted) and any trust, family limited partnership or limited liability company that is and remains solely for the benefit of such Investor and/or such Investor’s spouse, siblings and/or descendants.

“Foreign Holdings” has the meaning set forth in the Preamble.

“Fully Diluted Basis” means, in respect of any class of Company capital stock at any time, (i) all shares of such class of stock outstanding at such time, plus (ii) all shares of such class of stock which are issuable directly or indirectly upon conversion of all then outstanding convertible securities or upon the exercise or exchange of all outstanding options, warrants or other rights which are convertible into or exchangeable for Company securities or other rights, whether or not such convertible securities, options, warrants or other rights are then convertible, exercisable or exchangeable.

“Holdings” has the meaning set forth in the Preamble.

“Holdings II” has the meaning set forth in the Preamble.

“Holdings III” has the meaning set forth in the Preamble.

“Holdings III-A” has the meaning set forth in the Preamble.

“Independent Third Party” means any Person who, immediately prior to the contemplated transaction, does not own in excess of 5% of the Company’s Common Stock on a Fully Diluted Basis (a “5% Owner”), who is not controlling, controlled by or under common control with any such 5% Owner and who is not the spouse or descendent (by birth or adoption) of any such 5% Owner or a trust for the benefit of such 5% Owner and/or such other Persons.

“Indigo” has the meaning set forth in the Preamble.

“Indigo Florida” has the meaning set forth in the Preamble.

“Indigo Miramar” has the meaning set forth in the Preamble.

“Indigo Investor Director” has the meaning set forth in Section 8A.

“Indigo Investors” has the meaning set forth in the Preamble.

“Indigo Registrable Securities” means (i) any shares of Common Stock held by the Indigo Investors as of the date hereof, (ii) any shares of Common Stock otherwise acquired by the Indigo Investors, (iii) any shares of Common Stock issued or issuable upon conversion of other Stockholder Shares from time to time acquired by the Indigo Investors, and (iv) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in clauses (i) through (iii) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular shares constituting Indigo Registrable Securities, such shares will cease to be Indigo Registrable Securities when they have been transferred pursuant to a Public Sale. For purposes of this Agreement, a Person will be deemed to be a holder of Indigo Registrable Securities whenever such Person has the right to acquire directly or indirectly such Indigo Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected.

“Indigo Securities” means (i) any Notes held or hereafter acquired by the Indigo Investors, (ii) any Stockholder Shares held by the Indigo Investors as of the date hereof, (iii) any Stockholder Shares otherwise held from time to time by the Indigo Investors and (iv) any securities issued or issuable directly or indirectly with respect to the Stockholder Shares referred to in clause (ii) or (iii) by way of dividend or split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization, provided that Indigo Securities shall continue to be Indigo Securities only so long as such securities are owned by the Indigo Investors or any Affiliate of the Indigo Investors.

“Initial Investor Rights Agreement” has the meaning set forth in the Preamble.

“Initiating Holder” or “Initiating Holders” has the meaning set forth in Section 9D.

“Investor” or “Investors” has the meaning set forth in the Preamble.

“Joinder Agreement” has the meaning set forth in the Preamble.

“Lock-Up Period” has the meaning set forth in Section 11A.

“Long-Form Registration” has the meaning set forth in Section 9A.

“Majority Co-Investor Securityholder(s)” at any time means the holder(s) of a majority of the Co-Investor Securities at such time, determined on a Fully Diluted Basis.

“Majority Existing Investor Holders(s)” at any time means the holders of a majority of the Existing Investor Securities at such time, determined on a Fully Diluted Basis.

“Majority Indigo Holder(s)” at any time means the holders of a majority of the Indigo Securities at such time, determined on a Fully Diluted Basis.

“Majority Oaktree Holder(s)” at any time means the holders of a majority of the Oaktree Securities at such time, determined on a Fully Diluted Basis.

“Negotiation Period” has the meaning set forth in Section 2B(i).

“New Securities” has the meaning set forth in Section 4C.

“New Securityholder” or “New Securityholders” has the meaning set forth in the Preamble.

“Notes” has the meaning set forth in the Preamble.

“Oaktree” has the meaning set forth in the Preamble.

“Oaktree Investors” has the meaning set forth in the Preamble.

“Oaktree Registrable Securities” means (i) any shares of Common Stock held by the Oaktree Investors as of the date hereof, (ii) any shares of Common Stock otherwise acquired by the Oaktree Investors, (iii) any shares of Common Stock issued or issuable upon conversion of other Stockholder Shares from time to time acquired by the Oaktree Investors, and (iv) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in clauses (i) through (iii) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular shares constituting Oaktree Registrable Securities, such shares will cease to be Oaktree Registrable Securities when they have been transferred pursuant to a Public Sale. For purposes of this Agreement, a Person will be deemed to be a holder of Oaktree Registrable Securities whenever such Person has the right to acquire directly or indirectly such Oaktree Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected.

“Oaktree Securities” means (i) any Notes held or hereafter acquired by the Oaktree Investors, (ii) any Stockholder Shares held by the Oaktree Investors as of the date hereof, (iii) any Stockholder Shares otherwise held from time to time by the Oaktree Investors and (iv) any securities issued or issuable directly or indirectly with respect to the Stockholder Shares referred to in clause (ii) or (iii) by way of dividend or split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization, provided that Oaktree Securities shall continue to be Oaktree Securities only so long as such securities are owned by the Oaktree Investors or any Affiliate of the Oaktree Investors.

“Offer Notice” has the meaning set forth in Section 4A.

“Offering Period” has the meaning set forth in Section 4A.

“Other Registrable Securities” means (i) any shares of Common Stock issued to or otherwise acquired by any Investor (other than the Oaktree Investors or the Indigo Investors) and (ii) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in clause (i) by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular shares constituting Other Registrable Securities, such shares will cease to be Other Registrable Securities when they have been Transferred pursuant to a Public Sale or may be transferred pursuant to Rule 144 promulgated under the Securities Act. For purposes of this Agreement, a Person will be deemed to be a holder of Other Registrable Securities whenever such Person has the right to acquire directly or indirectly such Other Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected.

“Participating Holders” has the meaning set forth in Section 2C.

“Participating Securities” has the meaning set forth in Section 2C.

“Permitted Holders” means the Indigo Investors, Holdings II, Holdings III, Holdings III-A and each of their respective Affiliates.

“Permitted Transferee” has the meaning set forth in Section 2D.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Piggyback Registration” has the meaning set forth in Section 10A.

“POF II” has the meaning set forth in the Preamble.

“POF III” has the meaning set forth in the Preamble.

“Preferred Stock” means each class of capital stock of the Company, whether in existence as of the date hereof or authorized following the date hereof, that is entitled to receive dividends or other distributions prior to the Common Stock of the Company or is otherwise characterized as preferred capital stock.

“Proposed Seller” has the meaning set forth in Section 2C.

“Public Offering” means a firmly underwritten public offering of Common Stock pursuant to an effective registration statement under the Securities Act.

“Public Sale” means any sale of Stockholder Shares or other Company securities, as applicable, to the public pursuant to an offering registered under the Securities Act or to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 adopted under the Securities Act.

“Qualified Public Offering” means a Public Offering that results in aggregate gross proceeds to the Company and any selling stockholders in such Public Offering of at least $200,000,000.

“Qualified Sale” has the meaning set forth in Section 3A.

“Recapitalization” has the meaning set forth in the Preamble.

“Recapitalization Agreement” has the meaning set forth in the Preamble.

“Registrable Securities” means, collectively, the Indigo Registrable Securities, the Oaktree Registrable Securities and the Other Registrable Securities. For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected.

“Registration Expenses” has the meaning set forth in Section 14A.

“ROFO Offeree” has the meaning set forth in Section 2B(i).

“Rule 144” has the meaning set forth in Section 13.

“Sale of the Company” means, at any time following the date of this Agreement, the occurrence of any of the following: (i) the consummation of any transaction or series of related transactions in which any “person” or “group” (as such terms are used in Section 13(d)(3) of the Exchange Act) other than the Indigo Investors and the Oaktree Investors, “beneficially owns” (as such term is defined in Section 13(d)(3) of the Exchange Act) more than 50% of the Common Stock of the Company (calculated on an as-if-converted and fully diluted basis), (ii) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any “person” or “group” (as such terms are used in Section 13(d)(3) of the Exchange Act), other than the Indigo Investors, the Oaktree Investors or Subsidiaries of the Company, or (iii) the consummation of any transaction, or series of related transactions (including, without limitation, any merger or consolidation), the result of which is that any “person” or “group” (as such terms are used in Section 13(d)(3) of the Exchange Act), other than the Indigo Investors and the Oaktree Investors, becomes the “beneficial owner” (as such term is used in Section 13(d)(3) of the Exchange Act), directly or indirectly, of more than 50% of the Common Stock of the Company or, as applicable, more than 50% of the equity of the entity surviving such transaction.

“Schedule of New Securityholders” has the meaning set forth in the Preamble.

“Securities Act” means the Securities Act of 1933, as amended, or any similar federal law then in force.

“Securities and Exchange Commission” includes any governmental body or agency succeeding to the functions thereof.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

“Securities Purchase Agreement” has the meaning set forth in the Preamble.

“Senior Secured Notes” means the Notes issued to Indigo, Oaktree and the Co-Investors pursuant to the Securities Purchase Agreement.

“Short-Form Registration” has the meaning set forth in Section 9A.

“Stock Powers” has the meaning set forth in Section 3F.

“Stockholder Shares” means (i) any Common Stock or Preferred Stock held by any Investor as of the date hereof or at any time thereafter, and (ii) any capital stock or other equity securities issued or issuable directly or indirectly with respect to the securities referred to in clause (i) above by way of dividend or split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular shares constituting Stockholder Shares, such shares shall cease to be Stockholder Shares when they have been transferred pursuant to a Public Sale.

“Sub Board” has the meaning set forth in Section 8A.

“Subject Securities” has the meaning set forth in the Section 2A.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing general partner of such limited liability company, partnership, association or other business entity.

“Tag-Along Sale Notice” has the meaning set forth in Section 2C.

“Tag-Along Securities” has the meaning set forth in Section 2C.

“Transfer” has the meaning set forth in Section 2A.

“Transfer Notice” has the meaning set forth in Section 2B(i).

“Transfer Securities” has the meaning set forth in Section 2B(i).

“Transferring Holder” has the meaning set forth in Section 2B(i).

“Violation” has the meaning set forth in Section 15A.

Unless otherwise stated, other capitalized terms contained herein have the meanings set forth in the Securities Purchase Agreement.

SECTION 19. MISCELLANEOUS

19A. Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or the Investors unless such modification, amendment or waiver is approved in writing by the Company, the Majority Indigo Holders and the Majority Oaktree Holders; provided that in the event that such modification, amendment or waiver by its terms treats the holders of Co-Investor Securities adversely relative to the holders of Indigo Securities or Oaktree Securities, including, but not limited to, any modification to Section 2D(iv) that is adverse to the holders of Co-Investor Securities, then such modification, amendment or waiver will also require the written consent of the Majority Co-Investor Securityholder(s). Notwithstanding the foregoing, in no event shall the addition of a New Securityholder in accordance with the terms of this Agreement constitute an amendment to this Agreement.

19B. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

19C. Entire Agreement. Except as otherwise expressly set forth herein, this Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way (including, but not limited to, the Initial Investor Rights Agreement and the Amended and Restated Investor Rights Agreement). Any other written or oral agreement, including but without limitation the Initial Investor Rights Agreement and the Amended and Restated Investor Rights Agreement, relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, the Initial Investor Rights Agreement and the Amended and Restated Investor Rights Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

19D. No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

19E. Adjustments Affecting Registrable Securities. The Company will not take any action, or permit any change to occur, with respect to its securities which would materially and adversely affect the ability of the holders of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement or which would adversely affect the marketability of such Registrable Securities in any such registration (including, without limitation, effecting a stock split or a combination of shares).

19F. Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Company and its successors and assigns and the Investors and any subsequent holders of Subject Securities and the respective successors and assigns of each of them, so long as they hold Subject Securities which have been Transferred, (i) in the case of the Indigo Investors and the Oaktree Investors, pursuant to and in accordance with the provisions of Section 2B(i) or Section 2C, (ii) in the case of the Co-Investors, pursuant to and in accordance with the provisions of Section 2B(ii) or Section 2C, or (iii) in the case of each Investor, pursuant to an Exempt Transfer (as defined in Section 2D).

19G. Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

19H. Remedies. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that the Company and any Investor shall have the right to injunctive relief, in addition to all of its rights and remedies at law or in equity, to enforce the provisions of this Agreement. Nothing contained in this Agreement shall be construed to confer upon any Person who is not a signatory hereto any rights or benefits, as a third party beneficiary or otherwise.

19I. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or received by certified mail, return receipt requested, or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient at the address indicated in the Recapitalization Agreement and to any subsequent holder of Subject Securities at such address as indicated by the Company’s records or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder (i) when delivered personally to the recipient, (ii) one (1) business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) upon machine-generated acknowledgment of receipt after transmittal by facsimile if so acknowledged to have been received before 5:00 p.m. on a business day at the location of receipt and otherwise on the next following business day, provided that such notice, demand or other communication is also deposited within 24 hours thereafter with a reputable overnight courier service (charges prepaid) for delivery to the same Person, or (iv) five (5) days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. The Company’s address is:

Spirit Airlines, Inc.

2800 Executive Way

Miramar, FL 33025

Facsimile: (954) 447-7979

Attn: Chief Executive Officer General Counsel

with copies to

(which shall not constitute notice to the Company)

OCM Spirit Holdings, LLC

c/o Oaktree Capital Management, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90401

Facsimile: (213) 830-6394

Attn: Jordon L. Kruse

Milbank Tweed Hadley & McCloy LLP

601 South Figueroa Street, 30th Floor

Los Angeles, CA 90017

Telephone: (213) 892-4671

Facsimile: (213) 629-5063

Attn: Deborah J. Ruosch

and

Indigo Florida L.P.

Indigo Partners LLC

2525 E. Camelback Road

Suite 800

Phoenix, AZ 85016

Facsimile: (602) 224-1555

Attn: Managing Member

Indigo Miramar LLC

Indigo Partners LLC

2525 E. Camelback Road

Suite 800

Phoenix, AZ 85016

Facsimile: (602) 224-1555

Attn: Managing Member

with a copy to

(which shall not constitute notice to the Company)

Latham & Watkins LLP

135 Commonwealth Drive

Menlo Park, CA 94025

Facsimile: (650) 463-2600

Attn: Peter F. Kerman

19J. Governing Law. All issues concerning this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

19K. Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Investor Rights Agreement on the day and year first above written.

THE COMPANY: SPIRIT AIRLINES, INC., a Delaware corporation

By:	/s/ Ben Baldanza
Name:	Ben Baldanza
Title:	Chief Executive Officer

SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

OAKTREE:

OCM SPIRIT HOLDINGS, LLC

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Richard J. Goldstein
	Name:	Richard J. Goldstein
	Title:	Managing Director

	By:	/s/ Jimmy L. Price, III
	Name:	Jimmy L. Price, III
	Title:	Vice President

OCM SPIRIT HOLDINGS II, LLC

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Richard J. Goldstein
	Name:	Richard J. Goldstein
	Title:	Managing Director

	By:	/s/ Jimmy L. Price, III
	Name:	Jimmy L. Price, III
	Title:	Vice President

OCM SPIRIT HOLDINGS III, LLC

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Richard J. Goldstein
	Name:	Richard J. Goldstein
	Title:	Managing Director

	By:	/s/ Jimmy L. Price, III
	Name:	Jimmy L. Price, III
	Title:	Vice President

SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

OCM SPIRIT HOLDINGS III-A, LLC

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Richard J. Goldstein
	Name:	Richard J. Goldstein
	Title:	Managing Director

	By:	/s/ Jimmy L. Price, III
	Name:	Jimmy L. Price, III
	Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Richard J. Goldstein
	Name:	Richard J. Goldstein
	Title:	Managing Director

	By:	/s/ Jimmy L. Price, III
	Name:	Jimmy L. Price, III
	Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Richard J. Goldstein
	Name:	Richard J. Goldstein
	Title:	Managing Director

	By:	/s/ Jimmy L. Price, III
	Name:	Jimmy L. Price, III
	Title:	Vice President

SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

POF SPIRIT FOREIGN HOLDINGS, LLC

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Richard J. Goldstein
	Name:	Richard J. Goldstein
	Title:	Managing Director

	By:	/s/ Jimmy L. Price, III
	Name:	Jimmy L. Price, III
	Title:	Vice President

SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

INDIGO:

INDIGO MIRAMAR LLC, a Delaware limited liability company

By:	INDIGO MANAGEMENT LLC, a Delaware limited liability company, its manager

By:	/s/ William A. Franke
Name:	William A. Franke
Its:	Manager

INDIGO FLORIDA, L.P., a Cayman Islands exempted limited partnership

By:	INDIGO PACIFIC PARTNERS L.P., a Cayman Islands exempted limited partnership, its general partner

By:	INDIGO PACIFIC MANAGEMENT LP, A Cayman Islands exempted limited partnership, its general partner

By:	INDIGO PACIFIC CAPITAL LLC, a Delaware limited liability company, its general partner

By:	INDIGO PACIFIC PARTNERS LLC, a Delaware limited liability company, its sole member

By:	/s/ William A. Franke
Name:	William A. Franke
Its:	Managing Member

SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

CO-INVESTOR: TAURUS INVESTMENT PARTNERS LLC

By:	/s/ Jacob M. Schorr
Name:	Jacob M. Schorr, Ph.D.
Title:	Managing Member

SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

CO-INVESTOR: NEVADA SPIRIT, LLC

By:	Passen Enterprises, LLC, Sole Member

By:	/s/ Selvin Passen
Selvin Passen, M.D., Manager

SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

CO-INVESTOR: MARK KAHAN

/s/ Mark Kahan

SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

CO-INVESTOR: EDWARD HOMFELD

/s/ Edward Homfeld

SIGNATURE PAGE TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

EXHIBIT A

FORM OF TRANSFER NOTICE AND JOINDER AGREEMENT

This notice is being delivered to Spirit Airlines, Inc., a Delaware corporation (the “Company”), pursuant to Section 7 of that certain Second Amended and Restated Investors Rights Agreement, dated as of July 13, 2006 (as amended from time to time, the “Investor Rights Agreement”), among the Company and certain stockholders of the Company who are from time to time party thereto. Capitalized terms used herein shall have the meanings assigned to such terms in the Investor Rights Agreement.

The undersigned hereby notifies the Company that [name of Investor] has transferred to the undersigned              Subject Securities. In connection with such transfer, the undersigned hereby becomes a party to the Investor Rights Agreement and agrees to be bound by the provisions of the Investor Rights Agreement affecting such Subject Securities.

Any notice provided for in the Investor Rights Agreement should be delivered to the undersigned at the address set forth below:

Telephone:
Facsimile:

Dated:

[Transferee]

EXHIBIT B

ASSIGNMENT SEPARATE FROM CERTIFICATE

FOR VALUE RECEIVED,                          does hereby sell, assign and transfer unto                                 , a                               ,                      shares of [Class A/Class B Common Stock] [Preferred Stock] of Spirit Airlines, Inc., a Delaware corporation (the “Company”), standing in the undersigned’s name on the books of the Company represented by Certificate Nos.                                  herewith and does hereby irrevocably constitute and appoint [Dragging Holder(s)] as attorney to transfer the said securities on the books of the Company with full power of substitution in the premises.

Dated:
[name]

SCHEDULE OF CO-INVESTORS

Taurus Investment Partners LLC

Nevada Spirit, LLC

Mark Kahan

Edward Homfeld

SCHEDULE OF NEW SECURITYHOLDERS

CAPITALIZATION SCHEDULE

SPIRIT AIRLINES, INC.

AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

This Amendment to Second Amended and Restated Investor Rights Agreement (this “Amendment”), dated as of July [20], 2010, is by and among Spirit Airlines, Inc., a Delaware corporation (the “Company”) and the undersigned parties with respect to that certain Second Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”), dated as of July 13, 2006, by and among (i) the Company, (ii) OCM Spirit Holdings, LLC, a Delaware limited liability company (“Holdings”), (iii) OCM Spirit Holdings II, LLC, a Delaware limited liability company (“Holdings II”), (iv) OCM Spirit Holdings III, LLC, a Delaware limited liability company (“Holdings III”), (v) OCM Spirit Holdings III-A, LLC, a Delaware limited liability company (“Holdings III-A”), (vi) OCM Principal Opportunities Fund II, L.P., a Delaware limited partnership (“POF II”), (vii) OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“POF III,” and together with POF II, collectively, the “POF Investors”) (viii) POF Spirit Foreign Holdings, LLC, a Delaware limited liability company (“Foreign Holdings”) (Holdings, Holdings II, Holdings III, Holdings III-A, the POF Investors and Foreign Holdings are referred to herein, collectively, as “Oaktree” or the “Oaktree Investors”), (ix) Indigo Florida L.P., a Cayman Islands exempt limited partnership (“Indigo Florida”), and Indigo Miramar LLC, a Delaware limited liability company (“Indigo Miramar”) (collectively, “Indigo” or the “Indigo Investors”), (x) the individuals listed on the Schedule of Co-Investors attached thereto (each, a “Co-Investor” and, collectively, the “Co-Investors”), and (xi) each other Person listed from time to time on a “Schedule of New Securityholders” attached to the Investor Rights Agreement. Capitalized terms used in this Amendment and not otherwise defined shall have the meaning ascribed to them in the Investor Rights Agreement.

RECITALS

WHEREAS, Section 8A of the Investor Rights Agreement provides that the Board of Directors of the Company (the “Board”) shall be comprised of seven (7) members, two of whom shall be designated by Indigo Miramar, two of whom shall be designated by Indigo Florida, one of whom shall be designated by POF II, one of whom shall be designated by POF III and one of whom shall be the then-current CEO of the Company.

WHEREAS, the Company and the undersigned parties wish to expand the size of the Board to ten (10) members and provide that the additional three members shall be designated jointly by Indigo Florida and the POF Investors.

WHEREAS, pursuant to Section 19A of the Investor Rights Agreement, any provision of the Investor Rights Agreement may be amended, modified or waived if such amendment, modification or waiver is approved in writing by the Company, the Majority Indigo Holders and the Majority Oaktree Holders.

WHEREAS, pursuant to Section 8E of the Investor Rights Agreement, the written consent of the Majority Oaktree Holders, the Majority Indigo Holders and the Majority Indigo Investors shall be required to change the number of members of the Board.

WHEREAS, the undersigned constitute the Company, the Majority Indigo Holders, the Majority Indigo Investors and the Majority Oaktree Holders.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Amendments to Composition of the Board.

(A) Section 8A(i) of the Investor Rights Agreement is hereby amended to read in its entirety as follows:

“(i) the authorized number of directors on the Company’s Board shall be established at ten (10) directors, subject to Section 8A(ii)(x);”

(B) Section 8A(ii) of the Investor Rights Agreement is hereby amended to read in its entirety as follows:

“(ii) the following persons shall be elected to the Board:

(a) two (2) persons designated by Indigo Florida, who initially shall be Mr. John R. Wilson and Mr. Horacio Scapparone;

(b) two (2) persons designated by Indigo Miramar, each of whom shall be a COUS and who initially shall be Mr. William A. Franke and Mr. Barclay Jones III (collectively, with the designees set forth in subsection (a) above, the “Indigo Investor Directors” and each, individually, an “Indigo Investor Director”);

(c) one (1) person designated by POF II and one (1) person designated by POF III (collectively, the “Existing Investor Directors” and each, individually, an “Existing Investor Director”), each of whom shall be a COUS and who shall initially be Mr. Jordon Kruse (designated by POF II) and Mr. Stuart Oran (designated by POF III);

(d) the then-current CEO of the Company, who shall be a COUS and shall initially be Mr. Benjamin Baldanza (the “CEO Director”); and

(e) three (3) persons designated jointly by Indigo Florida and the POF Investors, each of whom shall be a COUS and who shall initially be Mr. David Elkins, Mr. H. McIntyre (Mac) Gardner and Mr. Robert Johnson (collectively, the “Majority Directors” and each, individually, a “Majority Director”).”

(C) The following shall be added as new Section 8A(x) of the Investor Rights Agreement:

“(x) A Majority Director shall be removed from the Board only upon the written request of either (A) Indigo Florida or (B) the POF Investors. Following the removal of a Majority Director pursuant to this Section 8(a)(x), the authorized number of directors on the Board may be reduced by the number of Majority Directors no longer then serving on the Board, but not below seven (7) directors, upon the prior written request of either (A) a majority of the Indigo Investor Directors or (B) a majority of the Existing Investor Directors.”

2

2. Reference to and Effect on the Investor Rights Agreement. On or after the date hereof, each reference in the Investor Rights Agreement to “this Agreement,” “hereunder,” “herein” or words of like import shall mean and be a reference to the Investor Rights Agreement as amended hereby. No reference to this Amendment need be made in any instrument or document at any time referring to the Investor Rights Agreement, a reference to the Agreement, in any of such to be deemed a reference to the Investor Rights Agreement as amended hereby.

3. Consent and Designation. For the avoidance of doubt, pursuant to Section 8E of the Investor Rights Agreement, each of the undersigned (i) consents to the increase to the authorized number of directors on the Board to ten (10) directors and (ii) designates each of Mr. David Elkins, Mr. H. McIntyre (Mac) Gardner and Mr. Robert Johnson as directors to serve as Majority Directors pursuant to Section 8A(ii)(e) of the Investor Rights Agreement.

4. No Other Amendments. Except as set forth herein, the Investor Rights Agreement shall remain in full force and effect in accordance with its terms.

5. Counterparts. This Amendment may be executed in any number of counterparts, each of which may be executed by less than all of the parties necessary to give effect to this Amendment, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. Any signature page delivered electronically or by facsimile (including without limitation transmission by Portable Document Format or other fixed image form) shall be binding to the same extent as an original signature page.

6. Headings. All section headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provisions of this Amendment or the Investor Rights Agreement.

7. Governing Law. This Amendment and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

(Signature pages follow)

3

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

SPIRIT AIRLINES, INC., a Delaware corporation

By:	/s/ Ben Baldanza
Name:	Ben Baldanza
Title:	Chief Executive Officer

SIGNATURE PAGE TO SPIRIT AIRLINES, INC.

AMENDMENT TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS

AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

OCM SPIRIT HOLDINGS, LLC

By:	Oaktree Capital Management, LLC,
its managing member

	By:	/s/ Matthew C. Wilson
	Name:	Matthew C. Wilson
	Title:	Managing Director

	By:	/s/ Andrew Salter
	Name:	Andrew Salter
	Title:	Authorized Signatory

OCM SPIRIT HOLDINGS II, LLC

By:	Oaktree Capital Management, LLC,
its managing member

	By:	/s/ Matthew C. Wilson
	Name:	Matthew C. Wilson
	Title:	Managing Director

	By:	/s/ Andrew Salter
	Name:	Andrew Salter
	Title:	Authorized Signatory

OCM SPIRIT HOLDINGS III, LLC

By:	Oaktree Capital Management, LLC,
its managing member

	By:	/s/ Matthew C. Wilson
	Name:	Matthew C. Wilson
	Title:	Managing Director

	By:	/s/ Andrew Salter
	Name:	Andrew Salter
	Title:	Authorized Signatory

SIGNATURE PAGE TO SPIRIT AIRLINES, INC.

AMENDMENT TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS

AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

OCM SPIRIT HOLDINGS III-A, LLC

By:	Oaktree Capital Management, LLC,
its managing member

	By:	/s/ Matthew C. Wilson
	Name:	Matthew C. Wilson
	Title:	Managing Director

	By:	/s/ Andrew Salter
	Name:	Andrew Salter
	Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.

By:	Oaktree Capital Management, LLC,
its managing member

	By:	/s/ Matthew C. Wilson
	Name:	Matthew C. Wilson
	Title:	Managing Director

	By:	/s/ Andrew Salter
	Name:	Andrew Salter
	Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	Oaktree Capital Management, LLC,
its managing member

	By:	/s/ Matthew C. Wilson
	Name:	Matthew C. Wilson
	Title:	Managing Director

	By:	/s/ Andrew Salter
	Name:	Andrew Salter
	Title:	Authorized Signatory

SIGNATURE PAGE TO SPIRIT AIRLINES, INC.

AMENDMENT TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS

AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

POF SPIRIT FOREIGN HOLDINGS, LLC

By:	Oaktree Capital Management, LLC,
its managing member

By:	/s/ Matthew C. Wilson
Name:	Matthew C. Wilson
Title:	Managing Director

By:	/s/ Andrew Salter
Name:	Andrew Salter
Title:	Authorized Signatory

SIGNATURE PAGE TO SPIRIT AIRLINES, INC.

AMENDMENT TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS

AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

INDIGO MIRAMAR LLC, a Delaware limited liability company

By:	INDIGO MANAGEMENT LLC, a Delaware limited liability company, its manager

By:	/s/ William A. Franke
Name: William A. Franke
Its: Manager

INDIGO FLORIDA, L.P., a Cayman Islands exempted limited partnership

By:	INDIGO PACIFIC PARTNERS L.P., a Cayman Islands exempted limited partnership, its general partner

By:	INDIGO PACIFIC MANAGEMENT LP, A Cayman Islands exempted limited partnership, its general partner

By:	INDIGO PACIFIC CAPITAL LLC, a Delaware limited liability company, its general partner

By:	INDIGO PACIFIC PARTNERS LLC, a Delaware limited liability company, its sole member

By:	/s/ William A. Franke
Name:	William A. Franke
Its:	Managing Member

SIGNATURE PAGE TO SPIRIT AIRLINES, INC.

AMENDMENT TO SECOND AMENDED AND RESTATED INVESTOR RIGHTS

AGREEMENT

SPIRIT AIRLINES, INC.

SECOND AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

This Second Amendment to Second Amended and Restated Investor Rights Agreement (this “Amendment”), dated as of February 1, 2011, is by and among Spirit Airlines, Inc., a Delaware corporation (the “Company”), and the undersigned parties with respect to that certain Second Amended and Restated Investor Rights Agreement, dated as of July 13, 2006, by and among (i) the Company, (ii) OCM Spirit Holdings, LLC, a Delaware limited liability company (“Holdings”), (iii) OCM Spirit Holdings II, LLC, a Delaware limited liability company (“Holdings II”), (iv) OCM Spirit Holdings III, LLC, a Delaware limited liability company (“Holdings III”), (v) OCM Spirit Holdings III-A, LLC, a Delaware limited liability company (“Holdings III-A”), (vi) OCM Principal Opportunities Fund II, L.P., a Delaware limited partnership (“POF II”), (vii) OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“POF III,” and together with POF II, collectively, the “POF Investors”) (viii) POF Spirit Foreign Holdings, LLC, a Delaware limited liability company (“Foreign Holdings”) (Holdings, Holdings II, Holdings III, Holdings III-A, the POF Investors and Foreign Holdings are referred to herein, collectively, as “Oaktree” or the “Oaktree Investors”), (ix) Indigo Florida L.P., a Cayman Islands exempt limited partnership (“Indigo Florida”), and Indigo Miramar LLC, a Delaware limited liability company (“Indigo Miramar”) (collectively, “Indigo” or the “Indigo Investors”), (x) the individuals listed on the Schedule of Co-Investors attached thereto (each, a “Co-Investor” and, collectively, the “Co-Investors”), and (xi) each other Person listed from time to time on a “Schedule of New Securityholders” attached to the Investor Rights Agreement, as amended by that Amendment to Second Amended and Restated Investor Rights Agreement, dated as of July 20, 2010 (as so amended, “Investor Rights Agreement”). Capitalized terms used in this Amendment and not otherwise defined shall have the meaning ascribed to them in the Investor Rights Agreement.

RECITALS

WHEREAS, Section 8A of the Investor Rights Agreement provides that the Board of Directors of the Company (the “Board”) shall be comprised of ten (10) members, two of whom shall be designated by Indigo Miramar, two of whom shall be designated by Indigo Florida, one of whom shall be designated by POF II, one of whom shall be designated by POF III, one of whom shall be the then-current CEO of the Company, and three of whom shall be designated jointly by Indigo Florida and the POF Investors.

WHEREAS, the Company and the undersigned parties wish to expand the size of the Board to eleven (11) members and provide that the additional member shall be designated jointly by Indigo Florida and the POF Investors.

WHEREAS, pursuant to Section 19A of the Investor Rights Agreement, any provision of the Investor Rights Agreement may be amended, modified or waived if such amendment, modification or waiver is approved in writing by the Company, the Majority Indigo Holders and the Majority Oaktree Holders.

WHEREAS, pursuant to Section 8E of the Investor Rights Agreement, the written consent of the Majority Oaktree Holders, the Majority Indigo Holders and the Majority Indigo Investors shall be required to change the number of members of the Board.

WHEREAS, the undersigned constitute the Company, the Majority Indigo Holders, the Majority Indigo Investors and the Majority Oaktree Holders.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Amendments to Composition of the Board.

(A) Section 8A(i) of the Investor Rights Agreement is hereby amended to read in its entirety as follows:

“(i) the authorized number of directors on the Company’s Board shall be established at eleven (11) directors, subject to Section 8A(ii)(x);”

(B) Section 8A(ii) of the Investor Rights Agreement is hereby amended to read in its entirety as follows:

“(ii) the following persons shall be elected to the Board:

(a) two (2) persons designated by Indigo Florida, who initially shall be Mr. John R. Wilson and Mr. Horacio Scapparone;

(b) two (2) persons designated by Indigo Miramar, each of whom shall be a COUS and who initially shall be Mr. William A. Franke and Mr. Michael J. Lotz (collectively, with the designees set forth in subsection (a) above, the “Indigo Investor Directors” and each, individually, an “Indigo Investor Director”);

(c) one (1) person designated by POF II and one (1) person designated by POF III (collectively, the “Existing Investor Directors” and each, individually, an “Existing Investor Director”), each of whom shall be a COUS and who shall initially be Mr. Jordon Kruse (designated by POF II) and Mr. Stuart Oran (designated by POF III);

(d) the then-current CEO of the Company, who shall be a COUS and shall initially be Mr. Benjamin Baldanza (the “CEO Director”); and

(e) four (4) persons designated jointly by Indigo Florida and the POF Investors, each of whom shall be a COUS and who shall initially be Mr. David Elkins, Mr. H. McIntyre (Mac) Gardner, Mr. Robert Johnson and Mr. Barclay Jones III (collectively, the “Majority Directors” and each, individually, a “Majority Director”).”

2. Reference to and Effect on the Investor Rights Agreement. On or after the date hereof, each reference in the Investor Rights Agreement to “this Agreement,” “hereunder,” “herein” or words of like import shall mean and be a reference to the Investor Rights Agreement as amended hereby. No reference to this Amendment need be made in any instrument or document at any time referring to the Investor Rights Agreement, a reference to the Agreement, in any of such to be deemed a reference to the Investor Rights Agreement as amended hereby.

3. Consent and Designation. For the avoidance of doubt, pursuant to Section 8E of the Investor Rights Agreement, each of the undersigned (i) consents to the increase to the authorized number of directors on the Board to eleven (11) directors and (ii) designates each of Mr. David Elkins, Mr. H. McIntyre (Mac) Gardner, Mr. Robert Johnson and Mr. Barclay Jones III as

2

directors to serve as Majority Directors pursuant to Section 8A(ii)(e) of the Investor Rights Agreement. Pursuant to Section 8A(vi) of the Investor Rights Agreement, the Indigo Investors request and consent to the redesignation of Mr. Barclay Jones III as Majority Director and the appointment of Mr. Michael J. Lotz in his place as an Indigo Investor Director in accordance with this Amendment.

4. No Other Amendments. Except as set forth herein, the Investor Rights Agreement shall remain in full force and effect in accordance with its terms.

5. Counterparts. This Amendment may be executed in any number of counterparts, each of which may be executed by less than all of the parties necessary to give effect to this Amendment, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. Any signature page delivered electronically or by facsimile (including without limitation transmission by Portable Document Format or other fixed image form) shall be binding to the same extent as an original signature page.

6. Headings. All section headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provisions of this Amendment or the Investor Rights Agreement.

7. Governing Law. This Amendment and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

(Signature pages follow)

3

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

SPIRIT AIRLINES, INC., a Delaware corporation

By:	/s/ B. Ben Baldanza
Name:	B. Ben Baldanza
Title:	President and CEO

SIGNATURE PAGE TO SPIRIT AIRLINES, INC. SECOND AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

OCM SPIRIT HOLDINGS, LLC

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Jordon L. Kruse
Name:
Title:

By:
Name:
Title:

OCM SPIRIT HOLDINGS II, LLC

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Jordon L. Kruse
Name:
Title:

By:
Name:
Title:

OCM SPIRIT HOLDINGS III, LLC

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Jordon L. Kruse
Name:
Title:

By:
Name:
Title:

SIGNATURE PAGE TO SPIRIT AIRLINES, INC. SECOND AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

OCM SPIRIT HOLDINGS III-A, LLC

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Jordon L. Kruse
Name:
Title:

By:
Name:
Title:

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Jordon L. Kruse
Name:
Title:

By:
Name:
Title:

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Jordon L. Kruse
Name:
Title:

By:
Name:
Title:

SIGNATURE PAGE TO SPIRIT AIRLINES, INC. SECOND AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

POF SPIRIT FOREIGN HOLDINGS, LLC

By:	Oaktree Capital Management, LLC, its managing member

By:	/s/ Jordon L. Kruse
Name:
Title:

By:
Name:
Title:

SIGNATURE PAGE TO SPIRIT AIRLINES, INC. SECOND AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

INDIGO MIRAMAR LLC, a Delaware limited liability company

By:	INDIGO MANAGEMENT LLC, a Delaware limited liability company, its manager

By:	/s/ William A. Franke
	Name:	William A. Franke
	Its:	Manager

INDIGO FLORIDA, L.P., a Cayman Islands exempted limited partnership

By:	INDIGO PACIFIC PARTNERS L.P., a Cayman Islands exempted limited partnership, its general partner

By:	INDIGO PACIFIC MANAGEMENT LP, A Cayman Islands exempted limited partnership, its general partner

By:	INDIGO PACIFIC CAPITAL LLC, a Delaware limited liability company, its general partner

By:	INDIGO PACIFIC PARTNERS LLC, a Delaware limited liability company, its sole member

By:	/s/ William A. Franke
	Name:	William A. Franke
	Its:	Managing Member

SIGNATURE PAGE TO SPIRIT AIRLINES, INC. SECOND AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SPIRIT AIRLINES, INC.

THIRD AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

This Third Amendment to Second Amended and Restated Investor Rights Agreement (this “Amendment”), dated as of May 25, 2011, is by and among Spirit Airlines, Inc., a Delaware corporation (the “Company”), and the undersigned parties with respect to that certain Second Amended and Restated Investor Rights Agreement, dated as of July 13, 2006, by and among (i) the Company, (ii) OCM Spirit Holdings, LLC, a Delaware limited liability company (“Holdings”), (iii) OCM Spirit Holdings II, LLC, a Delaware limited liability company (“Holdings II”), (iv) OCM Spirit Holdings III, LLC, a Delaware limited liability company (“Holdings III”), (v) OCM Spirit Holdings III-A, LLC, a Delaware limited liability company (“Holdings III-A”), (vi) OCM Principal Opportunities Fund II, L.P., a Delaware limited partnership (“POF II”), (vii) OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“POF III,” and together with POF II, collectively, the “POF Investors”) (viii) POF Spirit Foreign Holdings, LLC, a Delaware limited liability company (“Foreign Holdings”) (Holdings, Holdings II, Holdings III, Holdings III-A, the POF Investors and Foreign Holdings are referred to herein, collectively, as “Oaktree” or the “Oaktree Investors”), (ix) Indigo Florida L.P., a Cayman Islands exempt limited partnership (“Indigo Florida”), and Indigo Miramar LLC, a Delaware limited liability company (“Indigo Miramar”) (collectively, “Indigo” or the “Indigo Investors”), (x) the individuals listed on the Schedule of Co-Investors attached thereto (each, a “Co-Investor” and, collectively, the “Co-Investors”), and (xi) each other Person listed from time to time on a “Schedule of New Securityholders” attached to the Investor Rights Agreement, as amended by the Amendment to Second Amended and Restated Investor Rights Agreement, dated as of July 20, 2010 and the Second Amendment to Second Amended and Restated Investor Rights Agreement, dated as of February 1, 2011 (as so amended, “Investor Rights Agreement”). Capitalized terms used in this Amendment and not otherwise defined shall have the meaning ascribed to them in the Investor Rights Agreement.

RECITALS

WHEREAS, the Company has entered into an Underwriting Agreement relating to its initial Public Offering (the “Initial Public Offering”).

WHEREAS, the Company and the undersigned parties wish to amend the Investor Rights Agreement to cause to be terminated, contemporaneous upon the closing of the Initial Public Offering, provisions not intended by the parties to continue in effect from an after the Initial Public Offering notwithstanding the amount of actual proceeds realized by the Company in such offering.

WHEREAS, pursuant to Section 19A of the Investor Rights Agreement, any provision of the Investor Rights Agreement may be amended, modified or waived if such amendment, modification or waiver is approved in writing by the Company, the Majority Indigo Holders and the Majority Oaktree Holders.

WHEREAS, the undersigned constitute the Company, the Majority Indigo Holders and the Majority Oaktree Holders.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Termination of Provisions upon Closing of the Initial Public Offering. Contemporaneous with the Closing of the Initial Public Offering, the following Sections of the Investor Rights Agreement shall terminate and cease to be of further force or effect: Sections 2, 3, 4, 5, 6, 7, 8 and 17.

2. Reference to and Effect on the Investor Rights Agreement. On or after the date hereof, each reference in the Investor Rights Agreement to “this Agreement,” “hereunder,” “herein” or words of like import shall mean and be a reference to the Investor Rights Agreement as further amended hereby. No reference to this Amendment need be made in any instrument or document at any time referring to the Investor Rights Agreement, a reference to the Agreement, in any of such to be deemed a reference to the Investor Rights Agreement as further amended hereby.

3. No Other Amendments. Except as set forth herein, the Investor Rights Agreement shall remain in full force and effect in accordance with its terms.

5. Counterparts. This Amendment may be executed in any number of counterparts, each of which may be executed by less than all of the parties necessary to give effect to this Amendment, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. Any signature page delivered electronically or by facsimile (including without limitation transmission by Portable Document Format or other fixed image form) shall be binding to the same extent as an original signature page.

6. Headings. All section headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provisions of this Amendment or the Investor Rights Agreement.

7. Governing Law. This Amendment and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

(Signature pages follow)

2

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

SPIRIT AIRLINES, INC., a Delaware corporation

By:	/s/ Thomas Canfield
Name:	Thomas Canfield
Title:	SVP, General Counsel and Secretary

SIGNATURE PAGE TO SPIRIT AIRLINES, INC. THIRD AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

OCM SPIRIT HOLDINGS, LLC

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Jordon L. Kruse
	Name:	Jordon L. Kruse
	Title:	Managing Director

	By:	/s/ Zachary H. Serebrenik
	Name:	Zachary H. Serebrenik
	Title:	Vice President

OCM SPIRIT HOLDINGS II, LLC

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Jordon L. Kruse
	Name:	Jordon L. Kruse
	Title:	Managing Director

	By:	/s/ Zachary H. Serebrenik
	Name:	Zachary H. Serebrenik
	Title:	Vice President

OCM SPIRIT HOLDINGS III, LLC

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Jordon L. Kruse
	Name:	Jordon L. Kruse
	Title:	Managing Director

	By:	/s/ Zachary H. Serebrenik
	Name:	Zachary H. Serebrenik
	Title:	Vice President

SIGNATURE PAGE TO SPIRIT AIRLINES, INC. THIRD AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

OCM SPIRIT HOLDINGS III-A, LLC

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Jordon L. Kruse
	Name:	Jordon L. Kruse
	Title:	Managing Director

	By:	/s/ Zachary H. Serebrenik
	Name:	Zachary H. Serebrenik
	Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Jordon L. Kruse
	Name:	Jordon L. Kruse
	Title:	Managing Director

	By:	/s/ Zachary H. Serebrenik
	Name:	Zachary H. Serebrenik
	Title:	Vice President

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	Oaktree Capital Management, LLC, its managing member

	By:	/s/ Jordon L. Kruse
	Name:	Jordon L. Kruse
	Title:	Managing Director

	By:	/s/ Zachary H. Serebrenik
	Name:	Zachary H. Serebrenik
	Title:	Vice President

SIGNATURE PAGE TO SPIRIT AIRLINES, INC. THIRD AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

POF SPIRIT FOREIGN HOLDINGS, LLC

By:	Oaktree Capital Management, LLC, its managing member

By:	/s/ Jordon L. Kruse
Name:	Jordon L. Kruse
Title:	Managing Director

By:	/s/ Zachary H. Serebrenik
Name:	Zachary H. Serebrenik
Title:	Vice President

SIGNATURE PAGE TO SPIRIT AIRLINES, INC. THIRD AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

INDIGO MIRAMAR LLC, a Delaware limited liability company

By:	INDIGO MANAGEMENT LLC, a Delaware limited liability company, its manager

By:	/s/ William A. Franke
	Name:	William A. Franke
	Its:	Manager

INDIGO FLORIDA, L.P., a Cayman Islands exempted limited partnership

By:	INDIGO PACIFIC PARTNERS L.P., a Cayman Islands exempted limited partnership, its general partner

By:	INDIGO PACIFIC MANAGEMENT LP, A Cayman Islands exempted limited partnership, its general partner

By:	INDIGO PACIFIC CAPITAL LLC, a Delaware limited liability company, its general partner

By:	INDIGO PACIFIC PARTNERS LLC, a Delaware limited liability company, its sole member

By:	/s/ William A. Franke
	Name:	William A. Franke
	Its:	Managing Member

SIGNATURE PAGE TO SPIRIT AIRLINES, INC. THIRD AMENDMENT TO

SECOND AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

EXHIBIT 6

Spirit Airlines, Inc.

Public Offering of Common Stock

                         , 2011

Citigroup Global Markets Inc.

Morgan Stanley & Co. Incorporated

As Representatives of the several Underwriters,

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

c/o Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Ladies and Gentlemen:

This letter is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”), between Spirit Airlines, Inc., a Delaware corporation (the “Company”), and each of you as representatives of a group of Underwriters named therein, relating to an underwritten public offering of Common Stock, $0.0001 par value (the “Common Stock”), of the Company.

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period of 180 days after the date of the Underwriting Agreement (the “lock up period”).

If (i) the Company issues an earnings release or material news, or a material event relating to the Company occurs, during the last 17 days of the lock-up period, or (ii) prior to the expiration of the lock-up period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated waive, in writing, such extension. The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-Up Period and agrees that any such notice properly delivered will be deemed to have given to, and received by, the undersigned.

Notwithstanding the foregoing, the undersigned may transfer shares of Common Stock (or any securities convertible into, exercisable for, or exchangeable for Common Stock) (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) to any third party granted an interest in the undersigned’s will or under the laws of descent, provided that such grantee agrees to be bound in writing by the restrictions set forth herein, (iv) in transactions relating to shares of Common Stock acquired by the undersigned in open market transactions after the completion of this offering, provided that no filings (other than a filing on Form 5 made after the expiration of the lock up period) by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such transaction (v) if the undersigned is a corporation, business trust, association, limited liability company, partnership, limited liability partnership or other entity (individually, an “Entity”), to any Entity which is directly or indirectly controlled by, or is under common control with, the undersigned, provided that it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such securities subject to the provisions of this lock-up agreement and there shall be no further transfer of such securities except in accordance with this lock-up agreement, and provided further that any such transfer shall not involve a disposition for value, or (vi) dispositions to the Company, during the lock-up period, by the undersigned of shares of Common Stock for the purpose of raising proceeds to cover the reasonably estimated U.S. federal or state tax liability incurred by the undersigned as a result of the vesting, during the lock-up period, of restricted shares of Common Stock heretofore granted to the undersigned, provided each such disposition shall occur on or about the time of such vesting and shall be of an amount of shares of Common Stock that raises gross proceeds that, as nearly as reasonably practicable, approximate such tax liability. In addition, the undersigned shall, during the lock-up period, be entitled to establish a 10b5-1 plan for the sale of shares of Common Stock pursuant to the terms and conditions of such plan, provided that no sale of shares of Common Stock under such plan shall be allowed until after the expiration of the lock-up period and the establishment of such plan does not require or result in any public announcement being made during the lock-up period.

For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

If the Company notifies you in writing that it does not intend to proceed with the Offering or for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), this agreement shall likewise be terminated.

Yours very truly,

By:
Name:
Its: